UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Annual Corporate Governance Report of BBVA   2024 Report approved on: 11 February 2025

Index 1. Executive summary 5 2. Introduction 10 3. Ownership structure (A) 11 3.1. Share Capital 11 3.2. Significant stakes 12 3.2.1. Relationships among significant shareholders 12 3.3. Shareholdings held by members of the Board of Directors in the share capital (A.3) 13 3.4. Shareholders’ agreements (A.7) 14 3.5. Treasury shares and buy back programs (A.9 and A.10) 14 3.6. Agreements on share capital (A.10) 15 4. General Meeting 18 4.1. Quorums and majorities (B.1 + B.2 + B.3 + B.7) 19 4.1.1. Amendment of the Bylaws (B.3) 20 4.2. General Meeting attendance data (B.4) 21 4.3. General Meetings held in financial year 2024 22 4.3.1. Resolutions adopted at the 2024 Annual General Meeting 23 4.3.2. Resolutions adopted at the 2024 Extraordinary General Shareholders’ Meeting 24 5. Board of Directors 25 5.1. Board composition (C.1.2) 26 5.1.1. Profiles of the members of the Board of Directors (C.1.3, C.1.9) 27 5.1.2. Time commitment and dedication 35 5.1.2.1 Positions held by directors at other Group companies (C.1.10) 37 5.1.2.2 Position held by directors at other listed and unlisted entities (C.1.11) 38 5.1.2.3 Other paid activities 39 5.1.3. Female directors on the Board (C.1.4) 39 5.1.4. Number of female directors sitting on Board Committees (C.2.2) 39 5.1.5. Diversity of knowledge, experience and skills on the Board 40 5.1.6. Training of the Board of Directors 43 5.2. Selection, appointment, re-election and removal of directors (C.1.16, C.1.19, C.1.23, C.1.36 and C.1.37) 44 5.2.1. Board of Directors selection, suitability and diversity policy (C.1.5, C.1.6, C.1.7) 44 5.2.2. Procedures for selection, appointment, re-election and removal of members of the Board of Directors 47 5.3. Structure of the Board of Directors (C.1.2) 50 5.4. Functioning of the Board 53 This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail. ANNUAL CORPORATE GOVERNANCE REPORT (ACGR) COMPANY NAME: Banco Bilbao Vizcaya Argentaria, S.A. REGISTERED OFFICE: Plaza de San Nicolás, número 4, 48005, Bilbao (Bizkaia) TAX NUMBER (NIF): A-48265169

Annual Corporate Governance Report of BBVA . 3.. 5.4.1. Decision-making model 54 5.4.2. Supervision and control model 54 5.4.3. Reporting model 55 6. Board Committees 57 6.1. Composition of the Committees 58 6.2. Rules of organization and functioning of the Committees 59 6.3. Executive Committee 61 6.3.1. Composition of the Executive Committee (C.2.1) 61 6.3.2. Functions of the Executive Committee 61 6.3.3. Activities of the Executive Committee during the financial year 63 6.4. Audit Committee 65 6.4.1. Composition of the Audit Committee (C.2.1) 65 6.4.2. Functions of the Audit Committee 66 6.4.3. Activities of the Audit Committee during the financial year 68 6.4.4. Oversight of Financial Information (C.1.27 and C.1.28) 70 6.5. Appointments and Corporate Governance Committee 72 6.5.1. Composition of the Appointments and Corporate Governance Committee (C.2.1) 72 6.5.2. Functions of the Appointments and Corporate Governance Committee 73 6.5.3. Activities of the Appointments and Corporate Governance Committee during the financial year 74 6.6. Remuneration Committee 77 6.6.1. Composition of the Remuneration Committee (C.2.1) 77 6.6.2. Functions of the Remuneration Committee 77 6.6.3. Activities of the Remuneration Committee during the financial year 78 6.7. Risk and Compliance Committee 81 6.7.1. Composition of the Risk and Compliance Committee (C.2.1) 81 6.7.2. Functions of the Risk and Compliance Committee 81 6.7.3. Activities of the Risk and Compliance Committee during the financial year 83 6.8. Technology & Cybersecurity Committee 87 6.8.1. Composition of the Technology and Cybersecurity Committee (C.2.1) 87 6.8.2. Functions of the Technology and Cybersecurity Committee 87 6.8.3. Activities of the Technology and Cybersecurity Committee during the financial year 89 7. Annual assessment of the Board and its Committees (C.1.17 and C.1.18) 90 8. Directors’ Remuneration (C.1.13) 93 9. Culture and values 95 10. Senior Management (C.1.14) 97 10.1. Senior Management Selection Policy (540LSC) 99 10.2. Remuneration of Senior Management (C.1.14) 100 10.3. Severance payments, guarantee or shield clauses (C.1.39) 100 11. Auditors 101 11.1. Auditors’ independence (C.1.30) 101 11.2. Audit report (C.1.33) 102 12. Related-party and intra-group transactions 103 12.1. Procedure for the approval of related-party transactions (D.1) 103 This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA ..4.. 12.2. Intragroup transactions (D.4) 105 12.3. Conflicts of interest (D.6) 105 13. Risk management and control systems 107 13.1. Risk governance at BBVA (E.2) 107 13.2. General Risk Management and Control Model (E.1) 111 13.3. Risk Appetite Framework (E.4) 112 13.4. Internal Control Model (E.6) 113 13.5. Other issues related to risk management and control (E.3) 115 14. Internal control and risk management systems for the financial reporting process (ICFR) 117 14.1. Preparation and monitoring of financial information (F.1.1 and F.1.2) 117 14.2. Financial reporting risk assessment (F.2.1) 120 14.3. Financial reporting control activities (F.3) 123 14.4. Information and disclosure of financial information (F.4) 125 14.5. Supervision of the system’s functioning (F.5) 126 14.5.1. Discussion procedure for internal control weaknesses (F.5.2) 127 14.6. Additional control mechanisms (F.1.2) 128 15. Extent of compliance with corporate governance recommendations 131 ANNEX 1 Reconciliation with the CNMV template set out in Circular 5/2013 141 ANNEX 2 CNMV Statistical Appendix 148 This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA . 5.. 1. Executive summary Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, the “Company” or the “Bank”) is the parent company of a global financial group made up of legally independent companies engaged in the banking business and other activities directly or indirectly related to it (hereinafter, the “BBVA Group” or the “Group”). The BBVA Group has a broad international presence and franchises in various markets. It also has a leading position in the Spanish market, is the largest financial institution in Mexico and has leading franchises in Turkey and South America. BBVA has a Corporate Governance System defined by the Board of Directors and aimed at steering the Group toward the achievement of its Purpose and which constitutes a key lever for driving forward BBVA’s strategy. This System is based on a set of principles, aligned with the Group’s corporate culture and values, which seek to promote the long-term interests of BBVA and its various stakeholders. As an essential part of the BBVA’s Corporate Governance System, the corporate bodies play a key role as they are responsible for making the Group’s most important decisions, while also overseeing and controlling the management and the business. BBVA’s corporate bodies include, primarily, the General Shareholders’ Meeting, as the supreme body for deliberating and deciding on the most important matters to which all the Bank’s shareholders are called to exercise the powers assigned to it in the Bylaws, in its Regulations and in the applicable legislation. BBVA has a varied and diverse shareholder base, both in terms of geographical origin and type of shareholder. There is no controlling shareholder. All BBVA shares confer on their holders the same voting and dividend rights (following the principle of one share, one vote), thus upholding the principle of equal treatment. For the adoption of corporate resolutions by the General Shareholders’ Meeting, the majorities provided for in the Company’s Bylaws and, in the absence of any specific provision, those provided for in the regulations applicable to the Company, are required. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA ..6.. BBVA has a one-tier management system, meaning that there is one collegiate body, the Board of Directors, as a core part of the Corporate Governance System, which have oversight and control functions over the management of the Bank and its Group, as well as management functions, making some of the most important decisions for the Group, while delegating the day-to-day running of the business and the execution of the strategy to the executive team. The corporate bodies have a clear assignment of functions and a robust system of checks & balances to ensure their proper functioning, avoiding the concentration of power in a single person or body. At the closing date of the 2024 financial year, the Board was composed of a total of 15 directors, of whom two were executive directors and, of the remaining 13 non-executive directors, 10 had the category of independent directors and, the remaining 3, that of other external directors. The members of the Board of Directors have the knowledge, experience and skills needed to perform their duties, resulting in an appropriate composition of the Board as a whole. For these purposes, the Board periodically analyzes its composition, ensuring that it is aligned with the Group’s strategic needs and priorities. This is further enhanced by the continuous training programs for all Board members, in which they receive training from experts in various strategic matters for the Group. In terms of diversity, at year-end 2024, BBVA’s Board of Directors had high levels of diversity in terms of gender, skills, knowledge and experience, both nationally and internationally. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA 7

SKILLS AND DIVERSITY MATRIX OF THE BOARD


High
Medium
General
Banking and financial services
Accounting, auditing and financial knowledge
Innovation and information technologies
Risk management
Strategy and macroeconomic environment
HR, talent, culture and remuneration
Institutional, legal and regulatory
Corporate governance
Sustainability (Environmental and Social)
0%
25%
50%
75%

COMPOSITION

Director	Role in the Board	Year of first appointment	Executive Committee	Audit Committee	Appointments & Corporate Governance Committee	Remuneration Committee	Risk & Compliance Committee	Technology & Cybersecurity Committee
Carlos Torres Vila*	Chair	2015	C					C
Onur Genç *	Chief Executive Officer	2018	M					
Raúl Galamba de Oliveira	Lead Independent Director	2020			M		C	M
José Miguel Andrés Torrecillas	Independent Deputy Chair	2015	M	C	C			
Jaime Félix Caruana Lacorte	Independent Director	2018	M		M		M	
Enrique Casanueva Nardiz	Independent Director	2024		M			M	
Sonia Dulá	Independent Director	2023		M			M	
Belén Garijo López	External Director	2012	M		M			
Connie Hedegaard Koksbang*	Independent Director	2022		M				
Lourdes Máiz Carro	Independent Director	2014		M		M		
Cristina de Parias Halcón	External Director	2024			M			M
Ana Peralta Moreno	Independent Director	2018		M		M		
Ana Revenga Shanklin	Independent Director	2020				C	M	M
Carlos Salazar Lomelín	External Director	2020				M		
Jan Verplanck	Independent Director	2018				M		M

*Expiration of 3-year term on 2025´s AGM
"C": Chair "M": Member

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA ..8.. In order to better perform its duties, the Board of Directors has established a total of 6 Committees composed of directors with specific knowledge within their respective areas of activity, and which also have a cross-composition structure to ensure efficient interaction. The Committees play a key role in BBVA’s Corporate Governance System, as they support the Board in its decision-making and in the supervision and control of the Group’s management and the decisions taken in execution thereof, based on a clear allocation of duties among the various Committees. The Corporate Governance System integrates a balanced leadership model that helps ensure its proper functioning and effectiveness. Thus, it has an executive Chair and a Chief Executive Officer, both with clearly separated positions and who have been assigned different functions and responsibilities at executive level, an independent director who holds the position of Deputy Chair and an independent director who holds the position of Lead Director and whose duties are clearly set out in the Regulations of the Board. Within this structure, the Chair is responsible for leading the Board, driving the Group’s strategy and transformation process, as well as the Bank’s institutional representation, while the CEO, who also reports directly to the Board of Directors, is responsible for steering the Group’s business and managing its day-to-day running. In the performance of their duties, BBVA’s executive directors are assisted by the other members of the Group’s Senior Management, whom they direct and coordinate in carrying out their activity and in their reporting to the corporate bodies. SUSTAINABILITY GOVERNANCE by the corporate bodies is centered around the Board, which defines the strategy in this regard and oversees its implementation across the Group, with the support of the various Committees within the framework of their respective remits. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA . 9.. Lastly, the System is completed with a governance model that ensures the participation of all directors, with full freedom of criteria, around sound decision-making and supervision and control processes; a complete, adequate and consistent reporting model; and proactive management of any identified conflicts of interest, both real and potential. RECOMMENDATIONS OF THE CODE OF GOOD GOVERNANCE For the purposes of determining the degree of compliance with the recommendations of the Code of Good Governance of Listed Companies approved by the CNMV (“CGG”), BBVA complies with a total of 56 recommendations and is partially compliant with a further 3 recommendations, meaning that the Company is compliant with 95% of the recommendations, given that 5 recommendations set out in the Code do not apply in BBVA’s case. Explanations are provided in this report for those recommendations with which the Company does not apply or only complies partially. Recommendations that are partially complied with: Recommendation 5 (Delegation to issue shares or convertible securities for more than 20% of the share capital with exclusion of pre-emptive subscription rights): The total amount of the issuances delegated by the BBVA Shareholders’ General Meeting are covered by the provisions of the Fifteenth Additional Provision of the Corporate Enterprises Act, which states that the 20% limit provided for in Article 511 does not apply to this type of issue. Recommendation 42 (Additional powers beyond the legal powers vested in the Audit Committee regarding compliance and risk management): Given that BBVA is a credit institution, it has a Risk and Compliance Committee that is responsible for risk and compliance matters and maintains a broad view over all risks, while certain other Committees have duties relating to the management and supervision of certain risks. Recommendation 52 (Rules regarding the composition and functioning of supervision and control committees): The Technology and Cybersecurity Committee is composed of four non-executive members and is chaired by an executive director. However, it is not considered a supervisory and control committee, as it is a technical Committee that provides supports to the Board in supervising technology and cybersecurity risks, thus complementing the duties of the Risk and Compliance Committee in overseeing all the fi nancial and non-fi nancial risks to which the BBVA Group is exposed. Recommendations not applicable: Recommendation 2 (Enhanced transparency measures for listed companies controlled by another entity): Not applicable to the extent that BBVA does not have any shareholders holding a controlling position. Recommendation 10 (Transparency and reporting obligations where shareholders exercise their right to supplement the agenda of the General Shareholders’ Meeting): Not applicable since no eligible shareholder has requested supplements to the call in recent years. Recommendation 11 (General policy on attendance fees): Not applicable as BBVA does not pay attendance fees for the General Shareholders’ Meeting. Recommendations 19 and 20 (information in the ACGR on proprietary directors and resignation of a proprietary director in the event that the shareholding of the shareholder they represent is transferred): Not applicable because BBVA does not have any proprietary directors. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA ..10.. 2. Introduction This report has been prepared in accordance with the provisions of Article 540 of the consolidated text of the Spanish Corporate Enterprises Act, as approved by Royal Legislative Decree 1/2010, of July 2, and with the provisions of Circular 5/20131 of the Spanish National Securities Market Commission (“CNMV”), in free format and respecting the minimum content required by the said Circular. The Board of Directors of BBVA, at its meeting held on February 11, 2025, following an analysis by the Appointments and Corporate Governance Committee, approved this Annual Corporate Governance Report (the “Report”), the purpose of which is to disclose complete, clear and comprehensible information on BBVA’s corporate governance practices. This Report, together with the CNMV statistical appendix set out in Appendix 2, has been published as “Other relevant information” simultaneously with the Annual Report on the Remuneration of BBVA Directors. This Report is also included by reference, in a separate section, in the management report accompanying the annual financial statements of BBVA and the consolidated annual financial statements of the BBVA Group for the 2024 financial year. The Annex titled “Reconciliation with Template set out in Circular 5/2013” indicates the location, in this Report, of the information contained in each section of the standardized format published by the CNMV. 1 Circular 5/2013, of June 12, 2013, of the National Securities Market Commission, setting out the templates for the annual corporate governance report of listed corporations, savings banks and other entities that issue securities admitted to trading on offi cial securities markets (“CNMV Circular 5/2013”) This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA . 11.. 3. Ownership structure (A) 3.1. Share Capital At year-end, BBVA’s share capital amounted to €2,824,009,877.85, represented by 5,763,285,465 shares (5,763,285,465 voting rights), all of the same class and series, and all fully subscribed for and paid up. There are no shares that are not representative of capital. (A.1) All the Bank’s shares carry the same voting and dividend rights, and there are no different voting rights for any shareholder. BBVA’s shares are admitted to trading on the stock exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Exchange Interconnection System (Continuous Market), as well as on the stock exchanges in London and Mexico. BBVA’s American Depositary Shares (ADS) are traded on the New York Stock Exchange. (A.14) BBVA shareholders are not subject to bylaw-mandated restrictions on the acquisition or transfer of shares, without prejudice to those established by law2. (A.12) BBVA has a geographically and structurally diversified shareholder base, in which international institutional stake represents more than 50% of the share capital. At year-end, BBVA’s estimated free float was 84.95%. In accordance with the instructions for completing the Annual Corporate Governance Report, this figure has been obtained by deducting from the share capital the capital attributed to shares held by direct and indirect significant shareholders (section 3.2), members of the Board of Directors (section 5.1) and BBVA treasury shares (section 3.5), all at December 31, 2024. (A.11) There is no single natural person or legal entity that exercises or may exercise control over the Company, in accordance with Article 5 of the Securities Market Act. (A.8) 2Act 10/2014, of June 26, on the regulation, supervision and solvency of credit institutions (“LOSS”) establishes that the direct or indirect acquisition of a signifi cant holding (as defi ned in Article 16 of that Act) in a credit institution is subject to assessment by the Bank of Spain, as set out in Articles 16 et seq. of the Act. Additionally, Article 25 of Royal Decree 84/2015, of February 13, implementing the LOSS (“Royal Decree 84/2015”), establishes that the Bank of Spain shall evaluate proposals for acquisitions of signifi cant stakes and submit a proposal to the European Central Bank regarding whether to oppose this acquisition or not. This same article establishes the criteria that should be considered during said evaluation and the applicable timelines. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA 12

3.2. Significant stakes

At 31 December 2024, the **direct and indirect holders of significant stakes in BBVA**, including the directors, are as follows: (A.2)

Name or corporate name of the shareholder	% of voting rights attached to shares		% of voting rights through financial instruments		total % of voting rights
	Direct	Indirect	Direct	Indirect	
Blackrock, Inc.	0.00%	6.68%	0.12%	0.00%	6.80%
Capital Research and Management Company	0.00%	5.027%	0.00%	0.00%	5.027%
Europacific Growth Funds	3.010%	0.00%	0.00%	0.00%	3.010%

Most significant movements:
On October 4, 2024 the company Blackrock, Inc notified the CNMV that it holds a stake in the share capital of BBVA totaling 6.800% of which 6.680% are voting rights attributed to shares and 0.120% are voting rights through financial instruments.
On March 26, 2024, the company Capital Research and Management Company informed the CNMV that it had acquired a stake in the share capital of BBVA for a total of 5.027% through voting rights attributed to the shares.
On November 25, 2024, the company Euriopacific Growth informed the CNMV that it now holds a stake in the share capital of BBVA for a total of 3.010%, through voting rights attributed to shares.
As of 31 December 2024, State Street Bank and Trust Co., The Bank of New York Mellon S.A.N.V. and Chase Nominees Ltd., as international custodian/depositary banks, had custody of 13.81%, 2.93% and 12.56% of BBVA's share capital respectively. Of the positions held by the custodians, there are no known individual shareholders with direct or indirect holdings equal to or greater than 3% of BBVA´s share capital.

3.2.1. Relationships among significant shareholders

The Company is not aware of any family, commercial, contractual or corporate relationships between significant shareholders and the Company and/or its Group. (A.4 and A.5)

Nor is it aware of any relevant relationships for either party, between the significant shareholders and the directors. (A.6)



This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Corporate Governance Report of BBVA 13

3.3. Shareholdings held by members of the Board of Directors in the share capital (A.3)

At December 31, 2024, the total percentage of voting rights attaching to shares in the Company or through financial instruments **held by directors amounted to 0.09%.** Below is a breakdown of the directors' participation in the share capital:

Name of Director	% voting rights						
	Attributed to shares		Through financial instruments		Total	That may be transferred through financial instruments	
	Direct	Indirect	Direct	Indirect		Direct	Indirect
Carlos Torres Vila	0.03	0.00	0.00	0.00	0.03	0.00	0.00
Onur Genç	0.02	0.00	0.00	0.00	0.02	0.00	0.00
Carlos Salazar Lomelín	0.01	0.03	0.00	0.00	0.04	0.00	0.00
Other Directors (12 members)	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total % of voting rights held by members of the Board of Directors					0.09		

Name of Director	Name or corporate name of the direct shareholder	% voting rights attributed to shares	% of voting rights through financial instruments	total % of voting rights
Carlos Salazar Lomelín	Danford Investments L.P	0.025	0.00	0.025
Carlos Salazar Lomelín	Servicios Maravilla del Norte, S.A. de C.V.	0.005	0.00	0.005
% of total voting rights held by the Board of Directors				0.03

BBVA has a **fixed remuneration system with deferred delivery of shares for its non-executive directors** approved by the General Shareholders' Meeting, which consists of the annual allocation to each non-executive director of a number of theoretical shares equivalent to 20% of the total annual fixed allowance in cash received in the previous year by each of them. The delivery of a number of BBVA shares equivalent to the theoretical shares accumulated by each non-executive director will only take place after termination of office, provided that this does not occur due to a serious dereliction of duties.

Details of both the annual allocation and the accumulated theoretical shares can be found in Notes 54 and 50 on "Remuneration and other benefits to the Board of Directors and members of the Bank's Senior Management" of the Annual Report of the consolidated and individual Financial Statements of BBVA for financial year 2024, respectively, as well as in the Annual Report on the Remuneration of BBVA Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Corporate Governance Report of BBVA 14

With respect to **executive directors**, their remuneration system includes, among other items, an Annual Variable Remuneration ("AVR") system, the rules on accrual, award, vesting and payment of which include a portion in shares and/or share-linked instruments, as well as deferral periods. Details of the shares and/or share-linked instruments corresponding to each executive director, as part of such remuneration, are included in Notes 54 and 50 on "Remuneration and other benefits to the Board of Directors and members of the Bank's Senior Management" of the Annual Report included in the consolidated and individual Financial Statements of BBVA for the financial year 2024, respectively, and in the Annual Report on the Remuneration of BBVA Directors.

3.4. Shareholders' agreements (A.7)

As of December 31, 2024, the Company had not been notified of any **shareholders' agreements** affecting it, pursuant to Articles 530 and 531 of the Corporate Enterprises Act, nor of any **concerted action among its shareholders.**

3.5. Treasury shares and buy back programs (A.9 and A.10)

The number of treasury shares as of December 31, 2024 was 410,370 shares held directly and 6,256,486 shares held indirectly (through Corporación General Financiera, S.A.), representing 0.12% of the share capital.

In 2024, a total of 3 disclosures were filed with the CNMV regarding treasury shares; 2 concerning purchases exceeding the 1% threshold and 1 relating to a change in the number of voting rights. These disclosures were as follows:

Date of disclosure	Number of direct shares	Number of indirect shares	Total % of share capital	Reason for disclosure
19/03/2024	33,629,809	8,777,823	0.726%	The acquisitions exceeded the 1% threshold
07/05/2024	76,005,057	6,363,547	1.411%	The acquisitions exceeded the 1% threshold
28/05/2024	2,121,241	10,515,815	0.219%	Change in the number of voting rights

As regards gains or losses arising from trading in the reporting entity's own shares, Rule 21 of Circular 4/2017 and IAS 32, paragraph 33, expressly prohibit the recognition in the income statement of gains or losses made on transactions involving own capital instruments, including their issuance and redemption. Any such gain or loss must instead be recognized directly in equity. The table of significant variations includes the date of entry of the CNMV Model IV in the records of said body (model corresponding to communications with treasury shares) and the reason for said communication. (A.9)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA . 15.. The BBVA General Meeting held on 18 March 2022, under item 6 on the agenda, passed a resolution to grant BBVA the authority, whether directly or through any of its subsidiaries, and for a period of no more than 5 years, to derivatively acquire BBVA shares as well as their subsequent disposal, by any means permitted by Law, noting, in particular, that (i) the nominal value of the own shares acquired directly or indirectly, by means of this authorization, when added to those already owned by BBVA and its subsidiaries at any given time, may exceed 10% of BBVA’s subscribed share capital, or, where appropriate, any lower limit established by applicable legislation; (ii) the acquisition price per share may not be lower than the nominal value of the share, and must be under 10% higher than the share price or any other price associated with the shares at the time that they are acquired. It also authorized that the shares acquired through this authorization be partially or totally set aside for delivery to employees or directors of BBVA or its subsidiaries, either directly or as a result of them exercising any option rights, vesting powers in the Board, in the broadest terms, to exercise the aforementioned authorization. (A.10) (C.1.9) Further to the authority delegated by the BBVA General Meeting of March 18, 2022, under item 6 on the agenda, BBVA announced on March 1, 2024 that its Board of Directors had resolved, once it had received the mandatory authorization from the European Central Bank (“ECB”), to carry out a program to buy back its own shares, in accordance with the provisions of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and Commission Delegated Regulation (EU) No 2016/1052 of 8 March 2016 supplementing the previous regulation with regard to regulatory technical standards for the conditions applicable to buy-back programs and stabilization measures (together, the “Regulations”), for a maximum combined amount of €781 million, for the purpose of reducing BBVA’s share capital. This program began on March 4, 2024 and ended on April 9, 2024, upon reaching the maximum monetary amount of€781 million and having acquired 74,654,915 treasury shares, representing approximately 1.28% of BBVA’s share capital at that date. 3.6. Agreements on share capital (A.10) The BBVA General Meeting held on April 20, 2021, under item 5 on the agenda, passed a resolution to delegate to the Board the power to issue securities convertible into newly issued BBVA shares, for a term of 5 years, in order to meet regulatory requirements for their eligibility as capital instruments, in accordance with capital adequacy regulations and other applicable law, for a maximum overall amount of €8,000,000,000, or its equivalent in another currency, with the ability to determine: (i) the terms, characteristics and conditions of issuances; (ii) the form, timing, assumptions, bases and methods of conversion; and (iii) the conversion ratio. Moreover, the shareholders delegated to the Board the power to (i) increase BBVA’s capital by the amount necessary to meet the conversion commitments; and (ii) totally or partially exclude pre-emptive subscription rights of shareholders within the framework of a specific issuance, in compliance with applicable legal requirements and limitations. Using this delegation of authority, BBVA carried out one issuance in June 2024 of convertible perpetual securities (additional Tier 1 capital instruments), excluding preemptive subscription rights, worth a total of €750 million. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA ..16.. The BBVA General Meeting held on March 18, 2022, under item 4 on the agenda, passed a resolution to delegate to the Board the power to increase share capital for the bylaw-mandated period of 5 years, up to the maximum amount corresponding to 50% of BBVA’s share capital on the date of the authorization. This may be done on one or several occasions by issuing new shares of any kind allowed by Law, with or without a premium, where the countervalue consists of cash consideration. The authorization includes setting out the terms and conditions of the capital increase in any respect not provided for in the resolution, and the Board is authorized to wholly or partly exclude pre-emptive subscription rights in relation to any share capital increase carried out by virtue of the resolution, in compliance with applicable legal requirements. This power was limited insofar as the nominal amount of the capital increases agreed or executed while disapplying the pre-emptive subscription rights or to cover the conversion of convertible issues also disapplying pre-emptive subscription rights in use of the power given under item 5 on the agenda of the same General Meeting (without prejudice to the anti-dilution adjustments), as described below, do not exceed the maximum nominal amount, in aggregate, of 10% of BBVA’s share capital at the time the power was given. BBVA has not passed any resolution in use of these powers. On March 18, 2022, the BBVA General Meeting, under item 5 on the agenda, resolved to delegate to the Board the power to issue securities convertible into newly issued BBVA shares (other than securities the conversion of which is contingent and intended to meet regulatory requirements for eligibility as capital instruments (CoCos), as referred to in the resolutions carried at the Annual General Meeting of April 20, 2021, under item 5 on the agenda), for a period of 5 years, in accordance with applicable provisions and after obtaining the necessary authorizations, for a maximum aggregate amount of €6,000,000,000, or its equivalent in any other currency, with authority to determine: (i) the terms, characteristics and conditions of issuances; (ii) the form, timing, assumptions, bases and methods of conversion; and (iii) the conversion ratio. Likewise, the Board was vested with powers to: (i) increase BBVA’s capital in the amount necessary to meet the conversion commitments; and (ii) disapply, in whole or in part, the shareholders’ pre-emptive subscription rights for any given issue, in compliance with applicable legal requirements and limitations. This power is limited in the sense that the nominal amount of the capital increases agreed or executed to satisfy conversion of the issues carried out with exclusion of the pre-emptive subscription right by virtue of this power (without prejudice to anti-dilution adjustments) and any agreed or executed in use of the power under item 4 on the agenda of the same General Meeting, as described above, with exclusion of the pre-emptive subscription right, do not exceed a maximum nominal amount, in aggregate, of 10% of BBVA’s share capital. BBVA has not passed any resolution in use of these powers. The BBVA General Meeting held on March 15, 2024, under item 3 on the agenda, passed a resolution to be in effect until the next Annual General Meeting to reduce, on one or more occasions, the share capital of BBVA up to a maximum of 10% of its capital at the time of the resolution, after obtaining the relevant regulatory authorizations, through the redemption of BBVA shares acquired through any mechanism with the aim of redeeming such shares and in accordance with the provisions of the applicable legislation and regulations. Powers to execute the resolution were vested in the Board; it was further resolved to vest powers in the Board to set the terms and conditions of the reduction in respect of any matters not foreseen in the resolution. Likewise, from 1 January 2024 until the aforementioned General Meeting of 15 March 2024, a similar resolution adopted at the General Meeting of March 17, 2023, under item 3 on the agenda, was in force. It was never executed in 2024 and became ineffective after the approval of the resolution described in the preceding paragraph. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA . 17.. During the financial year 2024, BBVA partially executed the capital reduction resolution adopted at the General Meeting of March 15, 2024 on one occasion, on May 24 to be precise, by reducing BBVA’s share capital by the nominal amount of €36,580,908.35, with a subsequent redemption against unrestricted reserves of 74,654,915 treasury shares, respectively, each with a par value of €0.49, all purchased derivatively under the buy-back program described above and until then held as treasury shares. Lastly, on July 5, 2024, the Extraordinary General Shareholders’ Meeting of BBVA, under item 1 on the agenda, resolved to approve an increase in BBVA’s share capital up to a maximum nominal amount of €551,906,524.05, through the issuance and placement into circulation of up to 1,126,339,845 ordinary shares each with a par value of €0.49, all of the same and unique class and series, and all conferring the same rights as the BBVA shares currently outstanding and represented in book entry form. This will be carried out through non-monetary contributions (the “Capital Increase”) in order to meet the consideration in kind for the voluntary public tender offer targeting the acquisition of up to 100% of the shares of Banco de Sabadell, S.A. (“Banco Sabadell”) made by BBVA. The General Shareholders’ Meeting likewise agreed to delegate to the Board of Directors the power to execute, in whole or in part, the Capital Increase, on one or more occasions, within a period of one year from the passing of the resolution, and to establish its terms and conditions in respect of all matters not provided for by the Extraordinary General Shareholders’ Meeting, with authority also to determine, among other things, the terms and conditions of the Capital Increase: (i) the date or dates on which the Capital Increase is to be carried out in whole or in part; (ii) the procedure for the contribution in kind and exchange of the shares of Banco Sabadell for the new BBVA shares to be issued under the Capital Increase; and (iii) the amount, where applicable, of the share premium for the new BBVA shares. BBVA has not passed any resolution in use of these powers. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA ..18.. 4. General Meeting The General Shareholders’ Meeting is BBVA’s highest governing body, through which shareholders make decisions regarding key matters affecting the Company. The basic rules governing its organization and functioning, in accordance with the Law and the Bylaws are set out in the Regulations of the General Meeting, which are available on the corporate website. No changes were made to the Regulations of the General Meeting in 2024. Right to attend and vote at General Meetings: Article 23 of BBVA’s Bylaws establishes that holders of 500 or more shares may attend both annual and extraordinary General Shareholders’ Meetings, provided that their shares are registered in the corresponding accounting ledger at least five days before the day on which the Meeting is scheduled, pursuant to the Securities Exchange and Investment Services Act and other applicable provisions, and who retain at least that number of shares until the General Meeting is held. Holders of a smaller number of shares may pool their shareholders until they reach that minimum number, in which case they must appoint a representative. (B.6) There is no minimum number of shares required for remote voting. Pursuant to the provisions of Article 8 of BBVA’s General Meeting Regulations, shareholders may vote by proxy, by post, electronically or by any other means of remote communication, provided that the shareholder confirms the identity of the person exercising their right to vote. Shareholders who cast their vote remotely will be considered present for the purposes of constituting the Meeting. (B.6) With regard to the exercise of voting rights, there are no legal or bylaw-mandated restrictions. Thus, in accordance with Article 31 of the Bylaws, each voting share will confer the right to one vote on the holder, whether present or represented at the General Shareholders’ Meeting, regardless of when it is paid up. However, shareholders who are not up to date in the payment of the required outstanding disbursements, but only with respect to shares for which the required outstanding disbursements have not been paid, and holders of non-voting shares are not entitled to vote. (A.12) This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA . 19.. 4.1. Quorums and majorities (B.1 + B.2 + B.3 + B.7) Pursuant to the provisions of the BBVA Bylaws, the quorum needed for the General Meetings to address general matters is the same as the quorum stipulated in Article 193 of the Corporate Enterprises Act. However, there are differences with the regime foreseen in Article 194 regarding the enhanced quorum for the General Meeting to address special matters, as detailed below. Article 25 of BBVA’s Bylaws requires a reinforced quorum of two-thirds of the subscribed voting capital at first call and, at second call, 60% of such capital for the valid adoption of the following resolutions: replacement of the corporate purpose, transformation, total spin-off, dissolution of the Company and amendment of the article of the bylaws establishing this reinforced quorum. (B.1) With regard to the system for the adoption of corporate resolutions, at BBVA there are no differences with respect to the system set out in the Corporate Enterprises Act (B.2), nor have any decisions been reached, other than those established by law, that would entail an acquisition, disposal, or the contribution to another company of core assets or other similar corporate operations, and that must be laid before the General Shareholders’ Meeting for approval. (B.7). % quorum if different to that established in Art. 193 of the CEA for general matters % quorum different to that stipulated in Art. 194 CEA for special matters set out in Art. 194 CEA Quorum required on fi rst call—66.66% Quorum required on second call—60.00% This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA 20. 4.1.1. Amendment of the Bylaws (B.3) Article 30 of the Bylaws ascribes to the General Shareholders’ Meeting the power to amend the Bank’s Bylaws and to confirm or rectify the manner in which they are interpreted by the Board of Directors, all in accordance with the quorum and system of majorities set out in the Corporate Enterprises Act and Article 25 of the Bylaws. Likewise, the amendment of BBVA’s Bylaws, due to its status as a credit institution, must be authorized by the Bank of Spain in accordance with Act 10/2014, of June 26, on the regulation, supervision and solvency of credit institutions (“LOSS” to use its Spanish acronym), and Royal Decree 84/2015, of February 13, implementing that Act. In particular, Article 4.2 c) of the LOSS establishes that the Bank of Spain (Banco de España) shall be responsible for authorizing amendments to the bylaws of credit institutions, under the terms established in the regulations. Further to the above, Article 10 of Royal Decree 84/2015 stipulates that the Bank of Spain shall make a decision within two months following receipt of the request for amendment of the bylaws and that said request must be accompanied by certified minutes recording the agreement, a report substantiating the proposal drawn up by the board of directors and proposed new bylaws, identifying the cited amendments. Notwithstanding the foregoing, the aforementioned Article 10 establishes that no prior authorization from the Bank of Spain is required, though the latter must be notified for the purposes of entry in the Spanish Register of Credit Institutions (Registro de Entidades de Crédito), for amendments with the following purposes: • Moving the registered office within national territory. • Increasing share capital. • Incorporating legal or regulatory provisions of an imperative or prohibitive nature into the bylaws, or complying with judicial or administrative decisions. • Those amendments for which the Bank of Spain, in response to a prior enquiry made by the affected bank, deems insufficiently material for authorization to be required This communication must be made within 15 business days following the adoption of the resolution to amend the bylaws. Moreover, as a significant entity, BBVA is under the direct supervision of the European Central Bank (ECB), in cooperation with the Bank of Spain, under the Single Supervisory Mechanism, and so the aforementioned authorization of the Bank of Spain will be submitted to the ECB, prior to its resolution by the Bank of Spain. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA 21

4.2. General Meeting attendance data (B.4)

Date of General Meeting	% physically present	% present by proxy	% voting remotely		Total
			Electronic vote	Other	
05/07/2024	0.16%	52.57%	7.82%	10.20%	**70.75%**
Of which is floating capital	0.09%	42.06%	7.82%	10.20%	60.17%
15/03/2024	0.23%	55.02%	7.37%	8.42%	**71.04%**
Of which is floating capital	0.17%	46.53%	7.37%	8.42%	62.49%
17/03/2023	1.61%	48.22%	6.47%	8.88%	**65.18%**
Of which is floating capital	1.59%	42.74%	6.47%	8.88%	59.68%
18/03/2022	1.03%	48.72%	5.91%	9.64%	**65.30%**
Of which is floating capital	1.00%	42.80%	5.91%	9.64%	59.35%


BBVA

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA 22. 4.3. General Meetings held in financial year 2024 During the financial year 2024, BBVA held two General Shareholders’ Meetings: one of them ordinary (AGM), held on March 15, 2024; and the other extraordinary, held on July 5, 2024. Both General Meetings were held in a hybrid manner, i.e., enabling both physical and remote attendance by the Company’s shareholders. The Board of Directors of BBVA also offered shareholders at both General Meetings the option to cast their vote or grant a proxy remotely ahead of the General Meeting. Thus, at the Annual General Shareholders’ Meeting held on March 15, 2024, on second call, the Annual Financial Statements and management reports of BBVA and its consolidated Group for the year ended December 31, 2023, the appropriation of income and the approval of the corporate management were submitted for consideration and eventual approval by shareholders, among other matters. Meanwhile, following the previous announcement of a voluntary public tender offer made by BBVA targeting the shares of Banco Sabadell, on July 5, 2024 the Company held, on second call, an Extraordinary General Shareholders’ Meeting to submit for consideration and eventual approval by the General Shareholders’ Meeting the approval of a non-monetary share capital increase to cover, if applicable, the exchange ratio proposed to the shareholders of Banco Sabadell as well as the vesting in the Board of Directors of the powers needed to carry out that such resolution. Lastly, it should be noted that at both General Meetings all the items on the agenda were approved, as shown in the following sections. (B.5) This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Corporate Governance Report of BBVA 23

4.3.1. Resolutions adopted at the 2024 Annual General Meeting

Resolutions of the General Shareholders´ Meeting 2024	% of votes in favor	% of votes against	% of abstentions
1.1 Approval of the Annual Financial Statements and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year ended 31 December 2023	99.67%	0.13%	0.20%
1.2 Approval of the non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its consolidated Group for the financial year ended 31 December 2023	99.60%	0.15%	0.25%
1.3 Approval of the allocation of results for the 2023 financial year	99.54%	0.33%	0.14%
1.4 Approval of the corporate management during the 2023 financial year	98.10%	0.67%	1.23%
2.1 Re-election of José Miguel Andrés Torrecillas	98.57%	1.17%	0.27%
2.2 Re-election of Jaime Félix Caruana Lacorte	98.82%	0.87%	0.31%
2.3 Re-election of Belén Garijo López	94.37%	5.36%	0.27%
2.4 Re-election of Ana Cristina Peralta Moreno	97.22%	2.51%	0.27%
2.5 Reelección de D. Jan Paul Marie Francis Verplancke	99.05%	0.67%	0.27%
2.6. Appointment of Enrique Casanueva Nárdiz	99.35%	0.38%	0.27%
2.7 Appointment of Cristina de Parias Halcón	99.26%	0.49%	0.25%
3. Reduction of the share capital of the Bank	99.56%	0.30%	0.15%
4. Maximum level of variable remuneration for employees whose professional activities have a significant impact on the risk profile of the Bank	98.74%	1.05%	0.21%
5. Delegation of powers to the Board of Directors, with the authority to substitute, in order to formalise, amend, interpret and execute the resolutions adopted by the Annual General Meeting	99.59%	0.24%	0.17%
6. Consultative vote on BBVA's Annual Report on Directors' Remuneration	95.00%	4.80%	0.20%

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .24.. 4.3.2. Resolutions adopted at the 2024 Extraordinary General Shareholders’ Meeting Information relating to corporate governance and the Company’s General Meetings can be accessed via BBVA’s corporate website (www.bbva.com), in the “Shareholders and Investors” “Corporate Governance and Remuneration Policy” section (https://shareholdersandinvestors.bbva.com/corporate-governance-and-remuneration-policy/). (B.8) Resolutions passed at the Extraordinary General Meeting held in 2024 % of votes in favor % of votes against % of abstentions 1. Increase in the Bank’s share capital in order to cover the consideration of the voluntary public tender offer to acquire shares of Banco de Sabadell made by the Company 96.01% 2.17% 1.82% 2. Vesting of powers in the Board of Directors, with authority to sub-delegate, formalize, remedy, interpret and execute resolutions passed by the General Meeting. 97.03% 1.15% 1.82% This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .25.. 5. Board of Directors BBVA has a “one-tier” management system in the form of a single collegiate body, the Board of Directors, which is collectively responsible for performing the Bank’s most senior management of the Bank, along with supervision and control of management, all aimed at achieving the Bank’s Purpose and serving the corporate interest. As of December 31, 2024, BBVA’s Board of Directors comprised 15 directors, in accordance with the resolution passed at the Annual General Shareholders’ Meeting held on March 15, 2024, under item two on the agenda, and subject to the limits set out in the Company’s Bylaws (the maximum and minimum number of directors provided for in the Company’s Bylaws is 15 and 5, respectively). (C.1.1) Of the 15 members that make up BBVA’s Board of Directors, 2 are executive directors and 13 are non-executive directors. The rules on the functioning and internal regime of the Board of Directors, in accordance with applicable law and the Bylaws, are set out in the Regulations of the Board of Directors, which are available on the corporate website. In July 2024, Article 20 of the Board Regulations was amended to adapt the areas that report directly to the CEO as a result of the organizational changes approved by the Board of Directors, and which are described in section 10 of this report. (C.1.15) This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Corporate Governance Report of BBVA 26

5.1. Board composition (C.1.2)

At December 31, 2024, the Board of Directors had the following members, all of whom had been appointed via a resolution passed by the General Shareholders' Meeting:

Name	Role on the Board	Birth year	Category	Date of first appointment	Date of recent appointment
Carlos Torres Vila	Chair	1966	Executive	04/05/2015	18/03/2022
Onur Genç	Chief Executive Officer	1974	Executive	20/12/2018	18/03/2022
José Miguel Andrés Torrecillas	Deputy Chair	1955	Independent	13/03/2015	15/03/2024
Jaime Caruana Lacorte	Director	1952	Independent	16/03/2018	15/03/2024
Enrique Casanueva Nárdiz	Director	1961	Independent	15/03/2024	15/03/2024
Sonia Dulá	Director	1961	Independent	17/03/2023	17/03/2023
Raúl Galamba de Oliveira	Lead Director	1964	Independent	13/03/2020	17/03/2023
Belén Garijo López*	Director	1960	Other External	16/03/2012	15/03/2024
Connie Hedegaard Koksbang	Director	1960	Independent	18/03/2022	18/03/2022
Lourdes Máiz Carro	Director	1959	Independent	14/03/2014	17/03/2023
Cristina de Parias Halcón	Director	1965	Other External	15/03/2024	15/03/2024
Ana Peralta Moreno	Director	1961	Independent	16/03/2018	15/03/2024
Ana Revenga Shanklin	Director	1963	Independent	13/03/2020	17/03/2023
Carlos Salazar Lomelín	Director	1951	Other External	13/03/2020	17/03/2023
Jan Verplancke	Director	1963	Independent	16/03/2018	15/03/2024

*Director Belén Garijo was re-elected to her position by the General Shareholders' Meeting held in March 2024, with the category of "other external" for having been an independent director of the Bank for a continuous period of more than 12 years. (C.1.3)

The Company **has no proprietary directors**. (C.1.8)

The Secretary of the Board (Domingo Armengol Calvo) does not have the status of director. (C.1.29)

During the financial year 2024, there were no departures from the Board of Directors due to resignation or following a resolution of the General Meeting. (C.1.2) José Maldonado Ramos and Juan Pi LLorens ceased as members of the Board of Directors and from their positions on the Committees of which they were also members, due to the expiration of the term of office for which they had been appointed as directors of the Bank, following the Company's General Shareholders' Meeting held on March 15, 2024.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .27.. 5.1.1. Profiles of the members of the Board of Directors (C.1.3, C.1.9) Detailed information on the knowledge, skills, experience and other relevant information of the members of the Board of Directors as of December 31, 2024 is provided below. Executive directors CARLOS TORRES VILA Role on the Board Chair of the Board of Directors of BBVA Category Executive PROFILE He was Chief Executive Offi cer of BBVA from May 2015 to December 2018, Head of Digital Banking from 2014 to 2015 and Head of Strategy and Corporate Development from 2008 to 2014. In addition, he previously held positions of responsibility at other companies, with his roles as Chief Financial Offi cer, Corporate Head of Strategy and member of the Executive Committee of Endesa being of particular note, as well as as partner at McKinsey & Company. He completed his studies in Electrical Engineering (Bachelor of Sciences) at the Massachusetts Institute of Technology (MIT), where he also earned a degree in Business Administration. He obtained a Master in Management (MS) from the MIT Sloan School of Management and also holds a Law Degree from UNED. DELEGATED POWERS He holds the widest-ranging representative and management powers in line with his duties as executive Chair of the Company. ONUR GENÇ Role on the Board Chief Executive Offi cer of BBVA Category Executive PROFILE He served as Chair and CEO of BBVA USA and as BBVA’s Country Manager in the United States from 2017 to December 2018, and served as Deputy CEO of Garanti BBVA between 2015 and 2017 and Executive Vice President of Retail and Private Banking and Payment Systems in said entity between 2012 and 2015. He has also held positions of responsibility at various McKinsey & Company offi ces, having previously been a senior partner and manager of its offi ce in Turkey. He holds a Bachelor of Science (BSc) in Electrical Engineering from Boğaziçi University (Turkey) and a Master of Business Administration (MSIA/MBA) from Carnegie Mellon University (United States). DELEGATED POWERS He holds the widest-ranging representative and management powers in line with his duties as Chief Executive Offi cer of the Company. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .28.. Independent directors JOSÉ MIGUEL ANDRÉS TORRECILLAS Role on the Board Deputy Chair of the Board of Directors of BBVA Category Independent PROFILE He developed a career at Ernst & Young, where he held a range of senior positions, such as Partner (1987), Managing Partner of the Banking Group (1989-2004), Managing Partner of Audit and Advisory (2001-2004), and Chair of Ernst & Young Spain (2004-2014). He has been a member of various organizations such as the Offi cial Registry of Auditors (ROAC), the Registry of Auditors Economists (REA), the Board of Directors of the Spanish Institute of Financial Analysts, the Business and Society Foundation, the Institute of Chartered Accountants of Spain, the Advisory Board of the Institute of Internal Auditors and the Institute of Chartered Accountants in England & Wales (the ICAEW). He has also been a director of Zardoya Otis, S.A. from 2015 to 2022. He holds a degree in Economic and Business Sciences from the Complutense University of Madrid and has studied at post-graduate level in Management Programs from IESE, Harvard and IMD. JAIME CARUANA LACORTE Role on the Board Member Category Independent PROFILE He was General Manager of the Bank of International Settlements (BIS) (2009-2017), director of the Monetary and Capital Markets Department and Financial Counsellor to the General Manager of the International Monetary Fund (IMF) (2006-2009), Chair of the Basel Committee on Banking Supervision (2003-2006), Governor of the Bank of Spain, and member of the Governing Council of the European Central Bank (2000-2006), among other positions. He is a member of the Group of Thirty (G-30). He holds a degree in Telecommunications Engineering from the Escuela Técnica Superior de Ingenieros de Telecomunicación (ETSIT) of the Universidad Politécnica de Madrid and is a Commercial Technician and State Economist. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .29.. ENRIQUE CASANUEVA NÁRDIZ Role on the Board Member Category Independent PROFILE He has held various senior positions at international fi nancial institutions, most notably at J.P. Morgan, where he served as Chair and CEO of Spain and Portugal and member of the EMEA Management Committee from 2006 to 2015. He has also been Head of Southern Europe, Nordic Countries, Central and Eastern Europe, Ireland and Israel, and member of the EMEA Executive Committee from 2015 to 2017. Previously, he was Managing director of Investment Banking Spain and Portugal at the Santander Investment area of Banco Santander between 1995 and 2000, and executive director of the Investment Banking area of Goldman Sachs between 1991 and 1995. He holds a degree in Industrial Engineering from the Universidad Politécnica de Madrid and a Master’s degree in Business Administration (MBA), specializing in fi nance and strategy, from the Massachusetts Institute of Technology (MIT). SONIA DULÁ Role on the Board Member Category Independent PROFILE She sits on the Board of Directors of Acciona, S.A., Corporación Acciona Energías Renovables, S.A. and Huntsman Corporation, and she is also a life member of the Council on Foreign Relations. She has sat on the Boards of Directors of Bestinver, Grupo Prisa, Millicom, Hemisphere Media, Council of the Americas, Women’s World Banking and The Adrienne Arsht Center for the Performing Arts, in Miami. She has also sat on the international advisory board of Banco Itaú (Brazil) and has been a member of the Young Presidents Organization (YPO) and the Global Diversity and Inclusion Council of Bank of America. She has held various positions at Bank of America Merrill Lynch, such as Head of Corporate and Investment Banking for Latin America (2007–2010), Head of Private Banking for Latin America (2010–2013) and Vicepresident of Global Corporate and Investment Banking for Latin America (2013–2018). She also spent part of her career at Goldman Sachs Group, as executive director and Vice President of Investment Banking between 1986 and 1995. She holds a degree in Economics from Harvard University, and an MBA in Finance from Stanford Graduate School of Business. U.S.A. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .30.. RAÚL GALAMBA DE OLIVEIRA Role on the Board Lead Director Category Independent PROFILE Chair of the Board of Directors of CTT—Correios de Portugal and member of the Board of Directors of the companies José de Mello Capital and José de Mello Saúde. His career has been closely linked to McKinsey & Company, where he was appointed partner in 1995 and head of the global fi nancial services practice in 2000. He was also Managing Partner for Spain and Portugal (2005–2011), Managing Partner for Global Risk Practice (2013–2016), member of the Global Shareholders’ Council (2005–2011), member of the Remuneration Committee (2005–2013) and Chair of the Global Learning Board (2006–2011). He holds a degree in Mechanical Engineering from IST (Portugal), a Master of Science (MS) in Mechanical-Systems Engineering from IST (Portugal) and a Master (MBA) from the Nova School of Business and Economics (Portugal). CONNIE HEDEGAARD KOKSBANG Role on the Board Member Category Independent PROFILE She is a member of the Volkswagen Sustainability Advisory Committee, a member of the Board of Trustees of the European Climate Foundation, Chair of the OECD Round Table on Sustainable Development, a member of the Climate and Environment Advisory Council of the European Investment Bank (EIB), a member of the Board of Trustees of Villum Foundation, Chair of the European Commission’s Mission on Adaptation to Climate Change, including Social Change, and Chair of the Board of Aarhus University. She also sits on the Board of Directors of Danfoss A/S and is an advisor to the Board of Gazelle Wind Power Limited. She has previously served as a director of Cadeler A/S and has sat on the Supervisory Board of Nordex SE. She has held various positions in the Danish government and in the European Union, such as European Commissioner for Climate Action and Minister for the Environment, Climate and Energy and Nordic Cooperation. She holds a Master’s degree in Literature and History from the University of Copenhagen. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Corporate Governance Report of BBVA 31



LOURDES MÁIZ CARRO

Role on the Board	Member
Category	Independent

PROFILE

She sits on the Board of Directors of Actividades de Construcción y Servicios, S.A. (ACS).

She was Secretary of the Board of Directors and director of Legal Services at Iberia, Líneas Aéreas de España, S.A. until April 2016. She has also been a director of several companies, including Renfe, GIF (Gerencia de Infraestructuras Ferroviarias — Railway Infrastructure Administrator, now ADIF), the ICO (Instituto de Crédito Oficial — Official Credit Institution), INISAS, Compañía de Seguros y Reaseguros, S.A., Aldeasa, Almacenaje y Distribución, and Banco Hipotecario.

She worked in Research, giving classes in Metaphysics and Theory of Knowledge at the Complutense University of Madrid for five years. She became an Attorney for the State and held various positions of responsibility in Public Administration, including General Director of Administrative Organization, General Director of Sociedad Estatal de Participaciones Patrimoniales (SEPPA) at the Ministry of Economy and Finance, and Technical General Secretary of the Ministry of Agriculture, among others

She holds a degree in Law and in Philosophy and Educational Sciences and a PhD in Philosophy.



ANA PERALTA MORENO

Role on the Board	Member
Category	Independent

PROFILE

She is a member of the Board of Directors of the companies Grenergy Renovables, S.A. and Inmobiliaria Colonial SOCIMI, S.A. and also sits on the Professional Board of ESADE Business School.

She has held various positions at a number of financial institutions, notably serving as an independent director at Grupo Lar Holding Residencial, S.A.U. (2017–2018), independent director at Deutsche Bank SAE (2015–2018), independent director at Banco Etcheverría (2013–2014), and Senior Advisor at Oliver Wyman Financial Services (2012–2018).

She has also served as Chief Risk Officer and a member of the Management Committee of Bankinter (2004–2008), and Chief Risk Officer and member of the Management Committee of Banco Pastor (2008–2011).

She holds a degree in Economics and Business Administration from the Complutense University of Madrid, a Master's in Economic-Financial Management from CEF, a Program for Management Development (PMD) from Harvard Business School, and a Senior Business Management Program from IESE.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .32.. ANA REVENGA SHANKLIN Role on the Board Member Category Independent PROFILE She is Chair of the Board of Trustees of the ISEAK Foundation, member of the Board of Trustees of the BBVA Microfi nance Foundation, and member of the Advisory Board of ESADE EcPol – Center for Economic Policy and Political Economy (since 2019). She also worked as Associate Professor at the Walsh School of Foreign Service, Georgetown University from 2019 to 2021, and was Senior Fellow at Brookings Institution between 2018 and 2023. Her career has been linked mainly to the World Bank, where, after holding several technical and management positions in East Asia and the Pacifi c, Europe and Central Asia, Latin America and the Caribbean, she held several leadership positions, including Senior director of Global Poverty & Equity (2014–2016) and Deputy Chief Economist (2016–2017). She holds a BA in Economics and Mathematics, magna cum laude, from Wellesley College (USA), an MA and PhD in Economics from Harvard University (USA), and a Certifi cate in Human Rights from the Faculty of Law at the University of Geneva (Switzerland). JAN VERPLANCKE Role on the Board Member Category Independent PROFILE He is CEO of Vestraco S.à.r.l. and advisor to Abdul Latif Jameel’s internal advisory board. He was a non-executive director of Cambridge Solutions (India) from 2006 to 2009 and a non-executive director of Monitise (United Kingdom) from 2008 to 2011. He was previously Chief Information Offi cer (CIO) and Group Head of Technology and Banking Operations at Standard Chartered Bank (2004–2015), Vicepresident of Technology and CIO for EMEA at Dell (1999–2004), as well as Vicepresident and Chief of Architecture and Vicepresident of Information of the Youth Category at Levi Strauss (1994–1999). He holds a Bachelor of Science, specializing in Computer Science, from the Programming Centre of the North Atlantic Treaty Organization (NATO) in Belgium. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .33.. External directors BELÉN GARIJO LÓPEZ Role on the Board Member Category Other External Reason She has been an independent director for more than 12 years. Company with which the relationship is maintained BBVA PROFILE She has been Chair of the Executive Board and CEO of the Merck Group since 2021, Chair of the European side of the EU-Japan Business Round Table, member of the Executive Committee of the German Chemical Industry Association, member of the European Round Table for Industry and member of The Business Council. She has sat on the Board of Directors of L’Oreal from 2014 to 2024 and has previously held various senior positions at various companies, including Abbot Laboratories (1989–1996), Rhône-Poulenc (1996–1999), Aventis Pharma (1999–2004), Sanofi Aventis (2004–2011) and Merck (since 2011). She has a degree in Medicine from the University of Alcalá de Henares in Madrid and is a specialist in Clinical Pharmacology at the Hospital de la Paz – Autonomous University of Madrid. She also holds a Master’s degree in Business and Management from Ashridge Management School (United Kingdom). CRISTINA DE PARIAS HALCÓN Role on the Board Member Category Other External Reason Applying a criterion of prudence in interpreting the rule, Ms. de Parias has been assigned the category of external director of BBVA, based on her membership of the governing bodies of companies related to BBVA Mexico at the time of her appointment as a BBVA director. Company with which the relationship is maintained Grupo BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México and Grupo Financiero BBVA México, S.A. de C.V. were related until 2024. PROFILE She is an independent director at Endesa, S.A. and Sanitas Seguros. She currently sits on the Board of Trustees of the BBVA Microfi nance Foundation and of Fundación Professor Uría, among others. She was a member of the Board of Directors of BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México and Grupo Financiero BBVA, S.A. de C.V. until 2024. From 1998 to 2019, she held various senior positions at BBVA as head of the Consumer Finance subsidiary (Finanzia) and CEO of Uno-e Bank, Head of New Digital Businesses, Territorial Head of the Central Region and Country Manager for Spain and Portugal. She was Head of Marketing and Multichannel Sales for retail clients and Head of the Personal Banking Business Unit (CitiGold), both positions held at Citibank from 1991 to 1998. She holds a degree in Law from the University of Seville and an MBA from IESE Business School, Barcelona. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .34.. CARLOS SALAZAR LOMELÍN Role on the Board Member Category Other External Reason Applying a criterion of prudence in interpreting the rule, Mr. Salazar has been assigned the category of external director of BBVA, based on his membership of the governing bodies of companies related to BBVA Mexico for over 15 years. Company with which the relationship is maintained Grupo Financiero BBVA México, S.A. de C.V.; BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México; BBVA Seguros México, S.A. de C.V., Grupo Financiero BBVA México, BBVA Pensiones México, S.A. de C.V., Grupo Financiero BBVA México y BBVA Seguros Salud México, S.A. de C.V. Grupo Financiero BBVA México PROFILE He sits on the Board of Directors of the companies Alsea, S.A.B. de C.V., Sukarne, S.A. of C.V. and CYDSA Corporativo, S.A. of C.V. His career has been mainly linked to Grupo Fomento Económico Mexicano S.A.B. de C.V (Femsa) (1973–2019), where he was General Manager of Cervecería Cuauhtémoc-Moctezuma, Head of Coca Cola Femsa and Chief Executive Offi cer of Femsa. He participates in a range of educational institutions and social and business organisations and forums. He has been a professor of economics for more than 40 years at the Instituto Tecnológico y de Estudios Superiores de Monterrey, where he is currently the President of the Business Schools. He has also been Chair of Mexico’s Business Coordinating Council (Consejo Coordinador Empresarial). He has a Degree in Economics and postgraduate studies in Business Administration at the Monterrey Institute of Technology and Higher Education. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .35.. 5.1.2. Time commitment and dedication BBVA directors must comply with the legal requirements needed to hold office, in accordance with prevailing law and regulations. They must also possess the availability and dedication required at all times for the performance of their duties as directors, including when discharging their functions as Committee members. Directors are required to attend meetings of the corporate bodies of which they are members, except for justified reasons, participating in the deliberations, discussions and debates that arise on the matters submitted for their consideration, and must personally attend the sessions held. However, as set forth in Article 26 of the Regulations of the Board of Directors, if it is not possible for a director to attend a Board meeting, they may authorize another director to act as their proxy and cast votes on their behalf, by sending a letter or email to the Company with the information needed by the proxy director to follow the absent director’s instructions. Applicable legislation states, however, that non-executive directors may only grant their proxy to a fellow non-executive director. This system also applies to attendance at meetings of the Committees of the Board of Directors (C.1.24). Below is the number of meetings held by the Board and its different Committees during financial year 2024 (C.1.25), as well as a detail of the attendance of the Directors at such meetings: NUMBER OF MEETINGS Corporate bodies Number of meetings in 2024 Board of Directors 17 Executive Committee 18 Audit Committee 13 Appointments and Corporate Governance Committee 4 Remuneration Committee 5 Risk and Compliance Committee 23 Technology & Cybersecurity Committee 7 This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA 36

ATTENDANCE OF THE BOARD MEMBERS (*)

Director	Board of Directors	Executive Committee	Audit Committee	Appointments & Corporate Governance Committee	Remuneration Committee	Risk & Compliance Committee	Technology and Cybersecurity Committee
Carlos Torres Vila	17/17	18/18					7/7
Onur Genç	17/17	18/18					
José Miguel Andrés Torrecillas	17/17	18/18	13/13	4/4			
Jaime Caruana Lacorte	17/17	18/18	6/6	3/3		23/23	
Enrique Casanueva Nárdiz	13/13		7/7			14/14	
Sonia Dulá	16/17		12/13			23/23	
Raúl Galamba Oliveira	17/17			4/4		23/23	7/7
Belén Garijo López	14/17	17/18		4/4	3/3		
Connie Hedegaard Koksbang	17/17		12/13				
Lourdes Máiz Carro	16/17		13/13		5/5		
Cristina de Parias Halcón	13/13			3/3			5/5
Ana Peralta Moreno	17/17		13/13		5/5		
Ana Revenga Shanklin	17/17				5/5	22/23	7/7
Carlos Salazar Lomelín	17/17				4/5		
Jan Verplancke	16/17				5/5		7/7

(*) In accordance with the instructions, these figures include, in addition to physical attendance, remote attendance. Proxies, even those granted with specific instructions, are not counted as attendance.

Furthermore, BBVA directors are subject to the rules on **restrictions and incompatibilities** set out in prevailing regulations and, in particular, to the provisions of Law 10/2014 and Bank of Spain Circular 2/2016, on credit institutions on matters relating to regulation, supervision and solvency. (C.1.12)

Thus a BBVA director may not simultaneously hold more positions than those provided for in the following combinations: (i) one executive position and two non-executive positions; or (ii) four non-executive positions. Executive positions are understood to be those involving the performance of managerial functions, regardless of the legal relationship that such functions entail. In this regard, the following will be counted as a single position: 1) executive or non-executive positions held within the same group; 2) executive or non-executive positions performed at: (i) entities that form part of the same institutional protection system; or (ii) mercantile companies at which the entity holds a significant stake. Positions held at non-profit companies or non-commercial entities shall not be counted in determining the maximum number of positions. Nevertheless, the Bank of Spain may authorize members of the Board of Directors to hold an additional non-executive position if it deems that this would not prevent the correct performance of the activities of director at the credit institution.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .37.. In addition, pursuant to article 11 of BBVA’s Regulations of the Board of Directors, directors may not: â–° Provide professional services to companies competing with the Bank or any entity in its Group, or accept positions as an employee, director or administrator of the same, unless there is prior express authorization from the Board of Directors or the General Meeting, as appropriate, or unless these were provided or performed prior to the director joining the Bank, did not constitute effective competition and this was reported at that time. â–° Have direct or indirect shareholdings in businesses or enterprises in which the Bank or its Group companies hold an interest, unless such shareholding was held prior to joining the Board of Directors or to the time when the Group acquired its holding in such businesses or enterprises, or unless such companies are listed on national or international securities markets, or unless authorized to do so by the Board of Directors. â–° Hold political positions or perform any other activities that might receive public attention or affect the Company’s image in any way, unless authorized to do so by the Bank’s Board of Directors. Positions held by members of the Board of Directors at Group companies and other entities (listed or not), along with any other remunerated activities they may carry out, are as follows: 5.1.2.1 Positions held by directors at other Group companies (C.1.10) No independent director receives from the Company, or from companies in its Group, any amount or benefit other than director remuneration, or maintains or has maintained, during the last financial year, a business relationship with the Company or with any company in its Group, whether in his or her own name or as a significant shareholder, director or senior manager of an entity that maintains or has maintained such a relationship. (C.1.3) Name of director Name of the company Role Executive powers Carlos Torres Vila BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México Director No Grupo Financiero BBVA México, S.A. de C.V. Director No Onur Genç BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México Director No Grupo Financiero BBVA México, S.A. de C.V. Director No Carlos Salazar Lomelín BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México Director No Grupo Financiero BBVA México, S.A. de C.V. Director No BBVA Seguros México, S.A. de C.V., Grupo Financiero BBVA México Director No BBVA Pensiones México, S.A. de C.V., Grupo Financiero BBVA México Director No BBVA Seguros Salud México, S.A. de C.V. Grupo Financiero BBVA México Director No This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Corporate Governance Report of BBVA 38

5.1.2.2 Position held by directors at other listed and unlisted entities (C.1.11)

Name of director	Name of company	Role
Sonia Dulá	Acciona, S.A.	Director
	Huntsman Corporation	Director
	Corporación Acciona Energías Renovables, S.A.	Director
Raúl Galamba de Oliveira	CTT – Correios de Portugal, S.A.	Chair
	José de Mello Capital, S.A.	Director
	José de Mello Saúde, S.A.	Director
Belén Garijo López	Merck KGaA	Chief Executive Officer
Connie Hedegaard Koksbang	Danfoss A/S	Director
Lourdes Máiz Carro	Actividades de Construcción y Servicios, S.A.	Director
Cristina de Parias Halcón	Endesa, S.A.	Director
	Sanitas Seguros, S.A.	Director
	Diezma S.L.	Director
Ana Peralta Moreno	Grenergy Renovables, S.A.	Director
	Inmobiliaria Colonial SOCIMI, S.A.	Director
Ana Revenga Shanklin	Revenga Ingenieros, S.A.	Director
Carlos Salazar Lomelín	Alsea, S.A.B. de C.V.	Director
	Sukarne, S.A. de C.V.	Director
	CYDSA Corporativo, S.A. de C.V.	Director
Jan Verplancke	Vestraco S.A.R.L.	Chief Executive Officer

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Corporate Governance Report of BBVA 39

5.1.2.3 Other paid activities

Name of director	Other paid activities
Connie Hedegaard Koksbang	Member of Kirkbi, OECD Round Table on Sustainable Development, Villum Foundation.
Lourdes Máiz Carro	Provides training activities.
Cristina de Parias Halcón	Member of the Advisory Board of BUPA Europe & Latin América Advisory Board.
Jan Verplancke	Member of ALJ's Data and Technology Advisory Committee (Abdul Latif Jameel).

5.1.3. Female directors on the Board (C.1.4)

Category	Number of female Directors				% of all Directors of each category			
	Financial year 2024	Financial year 2023	Financial year 2022	Financial year 2021	Financial year 2024	Financial year 2023	Financial year 2022	Financial year 2021
Executive	0	0	0	0	0,00%	0,00%	0,00%	0,00%
Proprietary	0	0	0	0	0,00%	0,00%	0,00%	0,00%
Independent	5	6	5	4	50%	60%	50%	40%
Other External	2	0	1	1	66,66%	0,00%	33,33%	33,33%
Total	7	6	6	5	46,67%	40%	40%	33,33%

5.1.4. Number of female directors sitting on Board Committees (C.2.2)

NUMBER OF FEMALE DIRECTORS

Committees	Financial year 2024		Financial year 2023		Financial year 2022		Financial year 2021	
	Number	%	Number	%	Number	%	Number	%
Executive Committee	1	20%	1	16.66%	1	16.66%	1	16.66%
Audit Committee	4	66.66%	4	66.66%	3	60%	3	60%
Appointments and Corporate Governance Committee	2	40%	1	20%	2	40%	2	40%
Remuneration Committee	3	60%	4	66.66%	3	60%	3	60%
Risk and Compliance committee	2	40%	2	40%	2	40%	2	40%
Technology and Cybersecurity Committee	2	40%	1	20%	1	20%	-	-

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .40.5.1.5. Diversity of knowledge, experience and skills on the Board The BBVA Board of Directors seeks to promote diversity in the composition of the Bank’s corporate bodies, so that they have a balanced presence of men and women, as well as a suitable appropriate balance between the different types of directors and diverse experience, skills and knowledge. For the purposes of analysing the composition of the Board as a whole and facilitating the identification of the necessary skills and capabilities, the Board has the following Skills and Diversity Matrix. The Matrix is a support tool in the analysis of the suitability of the Board of Directors as a whole, providing the necessary information for the refreshment and selection process of the corporate bodies. It is regularly updated as a result of the aggregation of information regarding the skills and knowledge of non executive directors, based on the information provided by them and a global and individualized review carried out by the Appointments and Corporate Governance Committee, in which the Committee provides its expert judgment in gauging the skill levels of each director. The Matrix is kept up to date as a result of changes in the composition of the Board of Directors, and also in view of the skills, professional and international experience acquired by the members of the BBVA Board of Directors at any given time. As part of the ongoing process of reviewing and improving BBVA’s Corporate Governance System, the Matrix was updated and reviewed in 2024 by the Appointments and Corporate Governance Committee in light of the changes in the composition of the corporate bodies. SKILLS AND DIVERSITY MATRIX OF THE BOARD This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .41.. Skills J.M. Andrés E. Casanueva J. Caruana S. Dulá R. Galamba B. Garijo C. Hedegaard L. Máiz C. de Parias A. Peralta A. Revenga C. Salazar J. Verplancke Banking and fi nancial services Accounting, auditing and fi nancial knowledge Innovation and information technologies • Risk management Strategy and macroeconomic environment • • • • • • • • • • • • • Human Resources, talent, culture and remuneration Institutional, legal and regulatory • • • • • • • • • • • • • Corporate governance • • • • • • • • • • • • • Sustainability (Environmental and Social) • • • • • • • • • • • • • Professional experience J.M. Andrés E. Casanueva J. Caruana S. Dulá R. Galamba B. Garijo C. Hedegaard L. Máiz C. de Parias A. Peralta A. Revenga C. Salazar J. Verplancke Public Administration • • • • • Academic • • • • Business • • • • • • • • • • • • Consulting, advisory, auditing • • • • • • • Senior Management • • • • • • • • • • • • Corporate bodies • • • • • • • • • • • • • Non-profi t institutions • • • • • • • • • International experience Europe • • • • • • • • • • • • Latin America • • • • • • • • • Other geographical areas • • • • • • • • This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .42.. As can be seen from the Skills and Diversity Matrix, BBVA’s Board of Directors has a diversity of knowledge, skills and experience (national and international) in areas that are essential to BBVA. This allows for a balanced, diverse and qualified composition that helps the corporate bodies perform their duties. The Board possesses knowledge and experience in areas considered key to BBVA’s strategy, business and activities, as well as knowledge of the environment, activities, strategy and risks of both the Bank and the Group, which has been strengthened in recent years following the incorporation of directors with knowledge and experience in areas related to banking, sustainability, technology, risk management and social impact. Likewise, the Board’s international profile has been strengthened by incorporating directors with experience in the main countries and regions in which the Bank is present, such as Spain, the rest of Europe, Mexico, Turkey, South America and the United States. In terms of gender diversity, at the end of 2024, women accounted for 46.67% of BBVA’s Board of Directors, exceeding the representation target envisioned in the Board of Directors’ Selection, Suitability and Diversity Policy and complying with Recommendation 15 of the CGG. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .43.. 5.1.6. Training of the Board of Directors BBVA runs a continuous training program for directors, in order to update their existing knowledge of matters considered relevant to the performance of their duties and to complement their existing knowledge and skillset. The annual training program for directors addresses changes in the business environment or in the regulatory or supervisory environment that may arise from time to time, while also catering to specific suggestions and requests made by the directors themselves on topics that are of particular interest to them. The following 7 training sessions were held in 2024 under this program: These training sessions were delivered by Group experts in each of the subjects covered and supporting documentation was provided beforehand to help directors prepare and raise any doubts they may have. Each of the training sessions has been developed with the open participation of the board members, where they have put forward the questions that they have considered appropriate and that have been addressed by the speakers. Subject European Digital Operational Resilience Act (DORA) Inclusive growth and the fi nancial sector Generative AI: how it works and its impact on the future of banking Key trends and impacts on the global fi nancial industry Opportunities for growth in the business sector arising from climate change Counterpart risk and risk models The global economy in a constantly evolving world This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .44.. 5.2. Selection, appointment, re-election and removal of directors (C.1.16, C.1.19, C.1.23, C.1.36 and C.1.37) 5.2.1. Board of Directors selection, suitability and diversity policy (C.1.5, C.1.6, C.1.7) The Bank has a Policy on the selection, suitability and diversity of the BBVA Board of Directors (the “Selection Policy”), as approved by the Board of Directors, which sets out the principles and criteria governing the process for the selection, appointment and renewal of BBVA Board members, as well as the legal requirements that directors must meet, including suitability requirements. The Policy also provides for elements and objectives concerning the composition of the corporate bodies, including diversity, which will be attended to ensure that the corporate bodies properly exercise their functions and to guarantee their effective functioning, in the best interests of the Bank. The Selection Policy states that the BBVA Board of Directors will promote diversity in the composition of the Bank’s corporate bodies by encouraging the inclusion of people with different profiles, qualities, knowledge, training and experience. In addition, to ensure that the corporate bodies have an adequate and balanced composition, the Policy ensures that director renewal and selection processes will encourage diversity of directors, based on the needs of the Bank at all times. In particular, they will strive to ensure that the Board of Directors has a balanced presence of women and men. In particular, in selection processes, as part of the progressive refreshment process of the corporate bodies, the Appointments and Corporate Governance Committee shall ensure that they promote gender diversity and that, in general, they are free from implicit biases that may lead to discrimination. Furthermore, the Committee will ensure that these selection processes facilitate the selection of a sufficient number of female directors so as to guarantee a balanced representation of women and men, endeavoring to ensure that women who match the relevant professional profile are included among potential candidates. To this end, the Appointments and Corporate Governance Committee has set a target for representation of the lesser-represented gender, namely that female directors should represent at least 40% of the Board of Directors. Meanwhile, the aim is for the composition of the Board of Directors to feature an appropriate balance between the different types of director, for non-executive directors to represent an ample majority over executive directors and for the number of independent directors to account for at least 50% of the total number of directors. Under the Policy, the corporate bodies will also be assessed to ensure that they have a mix of individuals who have experience and knowledge of the Group, its businesses and the financial sector in general, as well as others who have training, skills, knowledge and experience in other areas and sectors relevant to the Bank. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .45.. In addition, BBVA’s corporate bodies may take into consideration any other aspect relating to diversity that may be appropriate from time to time, in order to adapt the composition of the corporate bodies to the Bank’s needs, thus ensuring a suitable balance to be achieved in order to ensure the proper exercise of their functions and their efficient functioning. In view of the foregoing, the Appointments and Corporate Governance Committee carried out a selection process for directors during 2023, as a result of which the re-election of Belén Garijo López and Ana Peralta Moreno, and the appointment of Cristina de Parias Halcón, as directors of the Bank, among others, were submitted to consideration by the 2024 Annual General Meeting. This has effectively increased the presence of women on the Board of Directors to 46.67%, exceeding the representation target envisioned in the Selection Policy, and reinforced the diversity of knowledge, skills and experience (national and international) in essential areas for BBVA, which allows for a balanced, diverse and qualified composition. These processes have taken into consideration the criteria set out in the Selection Policy, having favored the diversity of experience, knowledge, skills and gender; and have not suffered from implicit biases that could have led to any discrimination. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .46.. Gender diversity in the executive realm: In terms of equal opportunities, BBVA worked hard in 2024 to promote gender equality in the executive realm. More precisely, after having achieved the target set of having women account for 40% on the Board of Directors, the target of 35% women on the management team—committed to in 2022—was achieved in 2024. Despite achieving these milestones, BBVA remains firmly committed and work continues to increase this percentage toward values closer to technical parity. Along these lines, a new target of having 36.8% women in the management team by the end of 2026 was set in February 2024. The group’s management team accounts for around 5.8% of the Group’s workforce. For this purpose, the Group has implemented various initiatives in the countries in which it operates and at all levels of the organization, and has included, as an aspect to drive the achievement of diversity objectives, the trend in the percentage of women in management positions, which has been included as one of the indicators for the calculation of the Long-Term Incentive (LTI) of the Annual Variable Remuneration of those categories of personnel whose professional activities have a significant impact on the risk profile of BBVA and/or its Group (the “Identified Staff”). This category includes the executive directors and the rest of BBVA’s Senior Management. This indicator will measure the trend in the percentage of women on the BBVA Group’s management team with the aforementioned objective of reaching 36.8% of women in the management team by the end of 2026, in line with the strategic priority of having the best, most engaged and diverse team. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA . 47.. 5.2.2. Procedures for selection, appointment, re-election and removal of members of the Board of Directors The General Meeting is responsible for appointing and re-electing members of the Board of Directors, without prejudice to the authority of the Board to co-opt members if a seat falls vacant, in accordance with the terms established in the regulations, the Bylaws, the Regulations of the Board and the Selection Policy. Proposals for appointment or re-appointment of directors submitted by the Board of Directors to the General Meeting, as well as appointments made directly to fill vacancies under its co-opting authority, will be approved at the proposal of the Appointments and Corporate Governance Committee for independent directors and subject to a report from this Committee for all other directors. Furthermore, proposals for appointment and re-election must be accompanied by a supporting report from the Board of Directors assessing the skills, experience and merits of the proposed candidate. Proposals for the appointment or re-election of non-independent directors must also be accompanied by a report from the Appointments and Corporate Governance Committee. (C.1.16). No specific requirements exist, beyond those determined for the selection of directors, in order to be elected Chair of the Board of Directors. (C.1.21) The Appointments and Corporate Governance Committee will assess the balance of knowledge, skills and experience on the Board of Directors, as well as the conditions that the candidates must meet to cover vacancies (applicable legal and suitability requirements, inter alia), evaluating the time commitment considered necessary so that they can carry out their duties, according to the needs of the corporate bodies. When the Appointments and Corporate Governance Committee carries out processes for selecting directors, within the framework of the orderly and progressive refreshment process of the corporate bodies, it will ensure that the structure and composition of the Board remains balanced and adapted to the needs of the Bank at all times, with directors with different profiles, knowledge, training, experience and capabilities, and that diversity and the appropriate balance between the different types of directors are encouraged. The corporate bodies will also be assessed to ensure that they feature a mix of individuals who have experience and knowledge of the Bank, the Group, its businesses and the financial sector in general, as well as others who have training, skills, knowledge and experience in other areas and sectors relevant to the Bank. In any case, BBVA’s corporate bodies may take any other relevant diversity factor into consideration to adapt the composition of the corporate bodies to the needs of the Bank. They may take into account criteria such as gender diversity, academic profile, professional experience, knowledge, disability, origin or age, for the purpose of achieving a suitable balance. The persons proposed to be appointed or re-appointed as members of the Board of Directors must meet the requirements set out in current legislation, in the specific regulations applicable to credit institutions, in the Bylaws, in the Regulations of the Board and in the Selection Policy. In carrying out its duties, the Appointments and Corporate Governance Committee may engage external services to find potential candidates, when it deems this necessary or appropriate. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .48.. Thus, within the framework of the Board performance refreshment process for financial year 2024, the Appointments and Corporate Governance Committee has analyzed, in accordance with its Regulations, the structure, size and composition of the corporate bodies, to ensure that they are adequate for the fulfillment of their duties. Within the framework of this analysis, the Committee has taken into consideration, among other matters, the characteristics of the Bank and its Group; BBVA’s Corporate Governance System, verifying that it promotes the proper functioning of the corporate bodies and a balance of powers (checks & balances); and changes in the structure, size and composition of the Board and its Committees over time, as a result of the process of refreshing the corporate bodies carried out in recent years, which has made the Board more independent and enhanced gender diversity, knowledge of the different business areas and environments, skills, international profile and experience of the corporate bodies (reflected in the Matrix of Competences and Diversity of the Board) at all times and any other factor that it has been appropriate to strengthen; taking into account at all times prevailing regulatory requirements and the forecasts and objectives set out in the Selection Policy described in this document. As a result of the above, the Appointments and Corporate Governance Committee found that the composition of the Board, as a whole, is appropriate and diverse, with a deep knowledge of the environment, strategy, activities, businesses and risks of the Bank and its Group, resulting in a balanced composition that caters to the needs of the corporate bodies, and therefore helping to ensure the proper performance of its functions. In this regard, the composition of the Board complies with the requirements and objectives set out in the applicable regulations, in its Regulations and in the Selection Policy, highlighting that there is an adequate balance between the different types of directors, with a large majority of non-executive directors (13 out of 15, that is, 86.67%) and independent directors (10 out of 15, that is, 66.67%), and with a level of gender diversity that exceeds the objectives assumed by the Board (female directors represent 46.67% of the total number of directors). The Board is also broadly diverse in terms of skills, knowledge and experience—both domestic and international -, which has been further increased through the various refreshment processes carried out in recent years, bringing in new directors to strengthen its wealth of skills, knowledge and experience in areas of special relevance for the management and supervision of the Bank. The Appointments and Corporate Governance Committee annually analyzes the composition of the Board as part of the annual Board assessment process, so as to ensure that BBVA’s corporate bodies consistently have the best composition for the performance of their duties, in accordance with the provisions and objectives of the Regulations of the Board and the Selection Policy. This process will culminate with the corresponding proposals that will be submitted for consideration at the Bank’s next Annual General Shareholders’ Meeting, in accordance with the information that will be available to shareholders through BBVA’s corporate website. All of this allows the Board, as a whole, to have an adequate and diverse composition at all times and in-depth knowledge of the environment, strategy, activities, businesses and risks of the Bank and its Group, resulting in a balanced composition adapted to the needs of the corporate bodies, and therefore helping to ensure that it operates at all times in the Company’s best interests. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .49.. Term of office and termination: BBVA directors will hold their position for the term set out in the Bylaws (i.e., 3 years, after which they may be re-elected one or more times for an additional three-year term) or, if they have been co-opted, until the first General Shareholders’ Meeting has been held. They will cease in their role when the term for which they were appointed expires, unless they are re-elected. (C.1.16). In any event, directors, including the Chair and the CEO, will resign from their posts upon reaching 75 years of age and must tender their resignation at the first meeting of the Bank’s Board of Directors held after the General Shareholders’ Meeting approving the accounts for the financial year in which they reach said age. (C.1.16) and (C.1.22) The Bylaws and the Regulations of the Board of Directors do not establish any additional limitations on the term of office for independent directors beyond those set out in prevailing law and regulations. (C.1.23) As set forth in Article 12 of the Regulations of the Board of Directors, directors must also inform the Board of Directors of any circumstances that may affect them and harm the Company’s standing and reputation, and of any circumstances that may have an impact on their suitability to perform their role. Likewise, in addition to the situations and events provided for in applicable legislation, and as set out in Article 12 of the Regulations of the Board of Directors, directors must offer their resignation to the Board of Directors and accept the Board’s decision regarding their continuity in office. Should the Board decide against their continuity, they are required to tender their resignation, in the following circumstances: When they are affected by circumstances of incompatibility or prohibition as defined under legislation in force, in the Bylaws or in these Regulations; When significant changes occur in their personal or professional situation that may affect the status under which they were appointed to the Board; When they are in serious breach of their duties as director; When, for reasons attributable to the directors in their status as such, serious damage has been done to the Company’s equity, standing or reputation; When they are no longer suitable to hold the status of director at the Bank. (C.1.36) and (C.1.19) During financial year 2024, the Board of Directors was not informed, nor did it become aware, of any situation affecting a director, whether or not related to his or her performance at the company itself, which could damage BBVA’s credit and reputation. (C.1.37) This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .50.. 5.3. Structure of the Board of Directors (C.1.2) The Board has a robust structure that has enabled it to comply with all the functions assigned to it, favouring an adequate functioning of the Board and facilitating the management of the Bank and the Group in an efficient and integrated manner, by allowing the corporate bodies to perform their decision-making and oversight and control functions in a scheme that ensures a good balance of powers. Likewise, the Corporate Governance System has an executive chairship model which, integrated with various elements to ensure an adequate balance of powers, represents added value for the Bank’s corporate governance and is conducive to the efficient functioning of the Board, thus facilitating compliance by the corporate bodies with their functions, both in terms of decision-making and supervision and control. Thus, the structure of the Board of Directors is characterized by a clear assignment of roles and responsibilities and a system of checks & balances to prevent the concentration of power in a single person or body, and in relation to which the following elements should be highlighted: A high degree of independence on the Board and a broad diversity of knowledge, skills and experience. The existence of various Committees, which have different support functions to the Board of Directors and a composition aligned to the functions assigned to them. The chair plays a key role on these committees, which also are comprised entirely of, or have a majority of, independent directors in the case of non-executive Committees, and a cross-membership composition. This is conducive to the exchange of opinions, criteria and knowledge, with a critical view, and enriches the debate within the Board and on the different Committees. A clear separation of roles between the Chair and the Chief Executive Officer at the executive level, and with a differentiated organizational structure, as set out in the Regulations of the Board, which is supplemented with the direct report to the Board by the heads of the control functions (Regulation & Internal Control and Internal Audit). The role of Deputy Chair, also elected from among the independent directors, to replace the Chair of the Board if that post is vacant, or if the incumbent is absent or otherwise unavailable due to illness or a conflict of interest. The role of Lead Director, also assigned to an independent director elected by the non-executive directors, who has clear functions to strengthen the corporate governance of the Company, as set out in Article 21 of the Regulations of the Board of Directors, and who reports regularly to the Board on his activities. These include that of liaising with other members of the Board of Directors and with other stakeholders, which was carried out on an ongoing basis through the meetings held throughout 2024, as detailed below: â–° Individual meetings with the Bank’s non-executive directors, in order to obtain their opinions regarding the functioning of the Bank’s corporate bodies and any suggestions for improvement that might be considered. These meetings are held on a regular basis, to coincide with the meetings of the Board and always striving to ensure that each director has at least two meetings a year with the Lead Director. Such meetings may also be held at any time, upon the request by any director. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .51.. â–° In addition to these individual meetings, meetings are held periodically, promoted by the Lead Director and with the participation of all non-executive directors, to discuss the issues that they consider may enhance and improve corporate governance at BBVA. â–° Individual meetings held with the non-executive directors within the framework of the annual performance assessment process of the Board and the performance of the Chair and the Chief Executive Officer, as described in section 7 below. â–° The Lead Director also holds monthly meetings with the Chair and the Chief Executive Officer, at which they address issues related to the performance of the Group and its Corporate Governance System. At these meetings, the Lead Director is able to convey the most relevant opinions and comments obtained in the performance of their duties and to gauge the opinions of the executive directors on issues relating to the Bank’s corporate governance. â–° Moreover, the Lead Director holds meetings with shareholders and investors, complementing their permanent interaction with the executive areas and with the Bank’s executive directors, participating in the most relevant meetings of the Corporate Governance Roadshow held prior to the Annual and Extraordinary General Shareholders’ Meetings, within the framework of the engagement policy with the main shareholders and proxy advisors. â–° It also liaises directly with the Bank’s main supervisors so that they can hear the Lead Director’s views regarding their functions and any other matters required by them in the performance of their supervisory activity. During the financial year 2024, the Lead Director held a total of 38 meetings with the rest of the non-executive directors, without the attendance or representation of any executive director (C.1.25). This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .52.. LEADERSHIP CHECKS AND BALANCES High degree of independence and diversity Board: 67%Independent directors and 87% non-executive directors Committees: comprising entirely, or mostly, independent directors on the non-executive Committees Diversity of knowledge, skills and experience Independent Lead Director Role with broad responsibilities Constant interaction with Board members Direct interaction with investors and supervisors Regular reporting of their activity Ensures the proper functioning of the corporate bodies Deputy Chair Independent director Replaces the Chair of the Board in the event of absence or temporary impossibility Replaces the Chair of the Board if a confl ict of interest is identifi ed (e.g. remuneration or assessment of the Chair) Chairs of the Committees Independent directors on the oversight and control committees Key role in steering the Committees Periodic refreshment or changes Periodic reporting by the Committee chairs to the Board on the activities carried out by each Committee This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .53.. 5.4. Functioning of the Board The Board of Directors’ functioning model is configured in such a way as to allow it to adequately perform its functions and, to this end, the Board has a governance model that ensures the participation of the directors, with full freedom of criteria, based on: (i) adequate decision-making, supervision and control processes; (ii) a complete, adequate and consistent reporting model; and (iii) proactive management of identified conflicts of interest, both real and potential. In accordance with the Regulations of the Board of Directors, the Board holds ordinary monthly meetings in accordance with the annual calendar of meetings prepared prior to the start of the year, and extraordinary meetings as often as deemed necessary. In addition to the information on the dedication and commitment of the directors, described in section 5.1.2, detailed information on the meetings of the Board of Directors during the 2024 financial year is provided: (C.1.25 and C.1.26) Number of Board meetings 17 Number of Board meetings without the chair in attendance 0 Number of meetings attended in person by at least 80% of the directors 17 % of in-person attendance of the total number of votes cast during the fi nancial year 97.65% Number of meetings where all directors attended either in person or via proxies granted with specifi c instructions 16 % of votes cast by directors attending in person and through proxies granted with specifi c instructions of the total number of votes cast during the fi nancial year 99.22% This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .54.. 5.4.1. Decision-making model BBVA’s decision-making model starts at the Bank’s executive areas, which draw up decision proposals, aligned with the main strategic decisions already adopted by the Board, which are then submitted to the competent corporate bodies for further analysis, debate and decision, all supported by a reporting model that provides complete, integral, adequate and consistent information. (C.1.25 and C.1.26) Under the model, the corporate bodies interact among themselves and with the heads of the executive areas, generating recurring spaces for analysis and debate in order to make decisions that are aligned with the Bank’s social interest and Purpose. Once the decisions have been taken by the corporate bodies, the executive areas develop and implement them, while also reporting on them to the competent corporate bodies for supervision and control, in accordance with the supervision and control processes in place. 5.4.2. Supervision and control model To ensure that the corporate bodies are able to fulfil the supervision and control functions assigned to them, BBVA has a set of processes in place to steer the way in which the corporate bodies carry out these functions, thus ensuring that the decisions made by the corporate bodies themselves are properly executed or, as the case may be, specific aspects can be identified that require action to be taken. Supervisory and control functions in each specific area are exercised by the Board of Directors both directly, at its meetings, and indirectly, through the activity of its various committees, which play a key role in supervising and controlling the management. Thus, the committees support the Board in its supervisory and control functions by monitoring issues that fall within the remit, doing so more frequently and in more detail than in the case of the Board, to which they regularly report on the most relevant issues addressed by each of them. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .55.. DECISION-MAKING PROCESS AND SUPERVISION AND CONTROL No supermajorities other than those provided for by law are required for any type of decision. (C.1.20) The Company has not reached any signifi cant agreements that are coming into force, or were amended or concluded as a result of a change in the control of the Company stemming from a public takeover bid. (C.1.38) 5.4.3. Reporting model The decision-making and supervisory and control models described above are complemented by a reporting model to ensure that the corporate bodies have all the information they need, and in good time, to carry out their entrusted duties. Under BBVA’s reporting model, the corporate bodies receive information that is: (i) Complete, (ii) Comprehensive, (iii) Adequate and (iv) Consistent. The reporting model brings together information from various sources that enables directors, after evaluating it as a whole, to constructively and critically debate issues submitted for consideration on the relevant corporate bodies and perform the duties assigned to them. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .56.. Under this model, and as set forth in article 5 of the Regulations of the Board of Directors, the directors have, prior to the meetings, all the information they need to form an opinion with respect to the matters within the remit of the corporate bodies, and may ask for any additional information and advice required to perform their duties. They may also ask the Board of Directors for external expert help for any matters put to their consideration whose special complexity or importance so requires. These rights will be exercised through the Chair or Secretary of the Board of Directors, who will attend to requests by providing the information directly or by establishing suitable arrangements within the organization for this purpose, unless a specific procedure has been established in the regulations governing the Board of Directors’ committees. Furthermore, as set forth in article 28 of the Regulations of the Board of Directors, the directors will be provided with such information or clarifications as deemed necessary or appropriate with regard to the matters to be discussed at the meeting, either before or after the meetings are held. Thus, prior to such meetings, information is made available to the Bank’s corporate bodies via an online system, to which all members of the Board have access. (C.1.35) This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .57.. 6. Board Committees The BBVA Board of Directors has specific Committees, which assist it in matters that fall within their respective remits and which have been set up on the basis of an appropriate distribution of functions and duties, as set out in their corresponding regulations. In discharging their functions, the Committees carry out an in-depth review of the matters and proposals that fall within their remit, making them a key part of the decision-making, supervision and control model described above. All the Board Committees have their own regulations, which have been approved by the Board and are available on the Bank’s corporate website (www.bbva.com), under “Shareholders and Investors”, “Corporate Governance and Remuneration Policy”, within the “Board Committees” section. There were no changes in the Regulations of the Committees in financial year 2024. (C.2.3) This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA

Annual Corporate Governance Report of BBVA 58

6.1. Composition of the Committees

The Board Committees have a **composition adapted to the functions ascribed to each of them**, with a predominance of independent directors sitting on the non-executive Committees and the **cross participation of their members** on various committees, thus promoting the exchange of opinions, criteria and knowledge, and enriching the debate that takes place within the Board.

Following the changes approved in April 2024, the composition of the various Board Committees at the end of financial year 2024 is as follows:

Director	Executive Committee	Audit Committee	Appointments and Corporate Governance Committee	Remuneration Committee	Risk and Compliance Committee	Technology and Cybersecurity Committee
Carlos Torres Vila	C					C
Onur Genç	M					
José Miguel Andrés Torrecillas	M	C	C			
Jaime Caruana Lacorte	M		M		M	
Enrique Casanueva Nárdiz		M			M	
Sonia Dulá		M			M	
Raúl Galamba de Oliveira			M		C	M
Belén Garijo López	M		M			
Connie Hedegaard Koksbang		V				
Lourdes Máiz Carro		M		M		
Cristina de Parias Halcón			M			M
Ana Peralta Moreno		M		M		
Ana Revenga Shanklin				C	M	M
Carlos Salazar Lomelín				M		
Jan Verplancke				M		M

"C": Chair **"M"**: Member



This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .59.. EXECUTIVE COMMITTEE 5 Members Executive Chair 40% Independent 20% Other External 40% Executive 18 Meetings AUDIT 6 Members Independent Chair 100% Independent 0% Other External 0% Executive 13 Meetings APPOINTMENTS AND CORPORATE GOVERNANCE 5 Members Independent Chair 60% Independent 40% Other External 0% Executive 4 Meetings REMUNERATION 5 Members Independent Chair 80% Independent 20% Other External 0% Executive 5 Meetings RISKS AND COMPLIANCE 5 Members Independent Chair 100% Independent 0% Other External 0% Executive 23 Meetings TECHNOLOGY AND CYBERSECURITY 5 Members Executive Chair 60% Independent 20% Other External 20% Executive 7 Meetings 6.2. Rules of organization and functioning of the Committees All Board Committees have their own set of regulations, which set out the principles steering the actions of each Committee and establish the basic rules governing their organization and functioning. The main rules governing the organization and functioning of the BBVA Board Committees are outlined below. The Committees meet whenever they are convened by their Chair, who also sets the agenda for their meetings and chairs them. In the absence of the Committee Chair, the meeting will be chaired by the most senior independent director on the Committee and, if two or more members have the same tenure, then by the oldest, except in the case of the Technology and Cybersecurity Committee, which is chaired by the director with the longest tenure on the Committee, and the Executive Committee, which is governed in this respect by the provisions of the Bylaws.3 The Committee Chairs shall further ensure that all members participate freely in the deliberations and shall encourage constructive dialogue among them, thus promoting the free expression of their opinions. The Secretary of the Committees shall be the Secretary of the Board of Directors or, upon designation by the latter, the Vice-Secretary of the Board of Directors. The executives responsible for the areas that manage matters within the remit of the Committees may be called to attend Committee meetings. In addition, persons within the Group who have knowledge of or responsibility for the matters on the agenda may also be asked to attend, when their presence at the meeting is deemed appropriate. However, it shall be ensured that the presence at Committee meetings of persons from outside the Committee, such as Bank officers and employees, is limited to those cases in which their presence is necessary and only in respect of those agenda items for which they have been called. Each Committee shall be deemed to be validly constituted when more than half of its members are present or represented at the meeting. Committee members shall attend meetings in person, or, when they are unable to do so, shall grant a proxy to a Committee member, giving appropriate instructions and 3 The Executive Committee shall be chaired by the Chair, who will be an ex officio member thereof, and, in his absence, by the Deputy Chair or Chairs of the Board of Directors, who also sit on the Executive Committee, following the order set out in Article 38 of the Bylaws. In the absence of any such individuals, the Executive Committee shall be chaired by any director member of the Executive Committee that the Committee may determine. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .60.. notifying this circumstance also to the Committee Chair. Non-executive directors may only grant their proxy to a non-executive director. The Committee will be validly convened without the need for advance notice if all its members are present and unanimously agree to hold a meeting. Furthermore, resolutions will be passed by an absolute majority of the votes present or represented. Each Committee shall endeavor to draw up an annual calendar of meetings, taking into account the time to be devoted to the various functions. The call for ordinary meetings shall include the agenda and shall be issued in writing with the necessary advance notice, ensuring that all Committee members receive the relevant information and documentation sufficiently in advance for the proper performance of their duties, unless, in the opinion of the Chair and in exceptional cases only, such information should not be made available ahead of the meeting for reasons of confidentiality. Extraordinary Committee meetings may be convened by telephone or by any other means of remote communication, and the requirements set out in the preceding paragraph may be disapplied when, in the opinion of the committee Chair, the prevailing circumstances so justify. The Committees may likewise engage the services of external advisors on relevant matters when deemed appropriate, with any such engagement to be arranged through the Committee Secretary. Minutes shall be taken of the meetings held by each Committee, which, once approved, shall be signed by the Secretary and countersigned by the Committee Chair, or by the person acting as such at the corresponding meeting. The Committee Chair shall regularly report to the Board of Directors on the activities carried out on and the resolutions passed by the Committee. The minutes, once approved by the Committee, shall be made available to all members of the Board of Directors. Each Committee shall likewise submit an annual report on its activities to the Board of Directors so that the Board may review its functioning. Other aspects relating to its organization and functioning will be governed by the provisions of the Regulations of each Committee. Any matters not provided for in the respective regulations of each Committee will be governed by the Regulations of the Board of Directors, insofar as applicable. As part of the annual performance assessment process, all Board Committees prepared and submitted a report to the Board of Directors detailing the activity carried out by each of them in fulfilling their functions during 2024. (C.2.3) This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .61.. 6.3. Executive Committee Pursuant to Article 46 of the Bylaws, Article 30 of the BBVA Regulations of the Board of Directors and Article 1.2 of the Regulations of the Executive Committee, the BBVA Board of Directors has set up an Executive Committee, which will be responsible for those matters of the Board of Directors that the Board agrees to delegate to that Committee, in accordance with the law, the Bylaws, the Regulations of the Board and the Committee’s own Regulations approved by the Board of Directors (C.1.9). 6.3.1. Composition of the Executive Committee (C.2.1) Thus, in accordance with the Regulations of the Board of Directors (Article 30) and the Regulations of the Executive Committee (Article 3), the Committee shall be composed of a minimum of four directors appointed by the Board of Directors, ensuring that there is a majority of non-executive directors over executive directors. The Chair of the Board of Directors shall be an ex officio member of the Committee. At December 31, 2024, the composition of the Executive Committee was as follows: 6.3.2. Functions of the Executive Committee In accordance with the powers vested in it by Article 5 of the Regulations of the Executive Committee, the Committee shall perform the following functions: Support functions to the Board of Directors in its decision-making: I. On strategy: Establishment of the bases and previous analysis of the proposals submitted to the Board of Directors in relation to the Bank’s Strategic Plan or other strategic decisions, including the Risk Appetite Framework (RAF) are prepared and scrutinizing them in advance; prior analysis of the strategic and financial aspects of the proposals submitted to the Board of Directors in relation to corporate transactions corresponding to its decision-making powers, in respect of which it will submit its report to the Board, accompanied, where necessary, by reports from the other Board committees on those matters within their respective remits; and adoption of decisions and execution of mandates that may be expressly delegated by the Board of Directors in these fields, once the decisions reserved to it are adopted by the Board. II. On budgets: prior analysis of the proposals submitted to the Board of Directors in relation to the Institution’s budgets; adoption of the corresponding decisions for the implementation of the budget approved by the Board of Directors; and analysis of deviations from the approved budget and, where appropriate, reporting such to the Board of Directors. NAME ROLE CATEGORY Carlos Torres Vila Chair Executive Onur Genç Member Executive José Miguel Andrés Torrecillas Member Independent Jaime Caruana Lacorte Member Independent Belén Garijo López Member Other external This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .62.. III. On finances: Establishment of the bases and previous analysis of the proposals submitted to the Board of Directors relating to the Bank’s funding plan, its capital and liquidity structure, and its dividends policy; and adoption of implementation decisions of mandates expressly conferred on it by the Board of Directors in these fields. IV. Competencies relating to business risk: analysis of matters relating to business risk in the proposals and plans submitted to the Board of Directors.; and regarding reputational risk: analysis, assessment and management of matters relating to reputational risk.  Functions of prior reporting on policies submitted to the Board of Directors and approval of general Group and Company policies: Analyse, prior to their consideration by the Board of Directors, the general Group and Company policies that, in accordance with the law or internal regulations, must be approved by the Board of Directors, except for policies relating to issues within other Board committees’ remit, which will be approved or reported to the Board beforehand by the corresponding committee. Monitoring and controlling functions: (i) Group activity and results; (ii) budgetary monitoring; (iii) progress of the Strategic Plan, through the key performance indicators established for this purpose.; (iv) monitoring of the Group’s liquidity and funding plan and capital situation, as well as of the activity of the Assets and Liabilities Committee; (v) monitoring of the evolution of the risk profile and the core metrics defined by the Board of Directors; (vi) share-price performance and changes in shareholder composition; (vii) analysis of the markets in which the Group carries out its activities; and (viii) progress of the projects and investments agreed upon within its remit, as well as those agreed upon by the Board of Directors at a strategic level. Decision-making powers on the following matters: (i) investments and divestments exceeding €50 million and not reaching €400 million, unless they are of a strategic nature due to their particular characteristics, in which case the decision will correspond to the Board of Directors; (ii) plans and projects that are considered of importance to the Group and that arise from its activities, when they do not fall within the remit of the Board of Directors; (iii) Decisions pertaining the assumption of risks that exceed the limits set by the Board of Directors, which must be reported to the Board of Directors at its first meeting held thereafter, for ratification; (iv) the granting and revoking of the Bank’s powers of attorney; (v) proposals for the appointment and replacement of directors in the Bank’s subsidiaries or investee companies with more than €50 million in own funds; and (vi) regarding whether executive directors may hold management positions in companies controlled, directly or indirectly, by the Bank, or in the Group’s investee companies. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .63.. 6.3.3. Activities of the Executive Committee during the financial year In 2024, the Committee fulfilled all the functions assigned to it, reporting monthly on its activities to the Board of Directors throughout the financial year. Decision-making support functions for the Board of Directors In relation to the Committee’s functions providing support to the Board on its decision-making, the Committee conducts a detailed analysis of the proposal of the Strategic Plan defined for the next five years (2025–2029). The Committee also performs the important task of jointly analyzing the main aspects relied on by management, such as the budget, the risk appetite framework, and the associated capital and liquidity and financing plans. This is an essential task to ensure the integrity, coordination, consistency and coherence of the Group’s various forward-looking strategic processes, taking into account their common aspects and promoting the integration of the pillars of the Strategic Plan defined by the Board. Likewise, the Committee has analyzed, prior to the Board doing so, the proposals for shareholder remuneration presented during the financial year, both with regard to the cash payment and through a share buyback program. With regard to corporate transactions the approval of which falls within the Board’s remit, the Committee has supported the decision to launch a takeover bid targeting the shares of Banco Sabadell, after having analyzed the strategic merits of the transaction, its effects on the Bank’s business and the financial and capital aspects involved. Monitoring and control functions In relation to monitoring and control functions, and with regard to the review of the Bank’s activity throughout the year, the Committee analyzed the monthly evolution of the main business variables, based on the objectives defined in the Budget and in the Risk Appetite Framework, approved for 2024. The Committee also continuously monitored the economic, financial and market environment throughout the year, as well as the potential impact of these trends on the management and running of the Group’s businesses. Further highlights include the Committee’s close monitoring of the economic, financial and regulatory landscape in the countries in which the Group operates, with the Committee proactively managing any changes that might have occurred in each country. It also plays an important role in monitoring and analyzing the Bank’s balance sheet. In 2024, it focused on the active management of capital, liquidity and foreign currency, in order to adapt them to changing circumstances. Regarding sustainability, the Committee kept close track of the Bank’s progress in integrating sustainability into its business, risks and governance, both through the indicators defined for this purpose, and by reviewing the progress made directly and indirectly toward the decarbonization plans, sustainable business mobilization and Community commitment. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .64.. The Committee also analyzed, evaluated and managed various matters relating to reputational risk. Further highlights include the Committee’s ongoing efforts to monitor the course and outlook for the Banco Sabadell’s takeover bid since it was launched on May 9, 2024. Also in 2024, the Committee monitored and analyzed the projects associated with the strategic priorities defined by the Bank, as well as the investments made by the Group over the course of the financial year. Other activities The Committee has also authorized the appointment of directors at subsidiaries or companies in which the Group holds a stake, as well as the granted powers of attorney to Bank employees and executives, all in accordance with the terms proposed by the corresponding areas. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .65.. 6.4. Audit Committee In accordance with Article 32 of the BBVA Regulations of the Board of Directors, the Board has set up an Audit Committee, which is primarily responsible for supporting the Board of Directors in overseeing the process of drawing up the financial statements and public information, as well the relationship with the external auditor and Internal Audit. 6.4.1. Composition of the Audit Committee (C.2.1) In accordance with the Regulations of the Board of Directors (Article 32) and the Regulations of the Audit Committee (Article 3), the Audit Committee shall be composed exclusively of independent directors and shall have a minimum of four directors. At least one member must be appointed on the basis of their knowledge and experience in accounting, auditing, or both. As a whole, the Committee members will possess relevant technical expertise in the financial sector. The Board will, from amongst its members, appoint the Chair of this Committee, who must be replaced every four years but may be re-elected one year after the end of their term of office. As of December 31, 2024, the composition of the Audit Committee is as follows: *They have been appointed on the basis of their knowledge and experience in accounting and/or auditing. Mr. José Miguel Andrés Torrecillas was appointed Chair of the Audit Committee on April 26, 2023. NAME ROLE CATEGORY José Miguel Andrés Torrecillas* Chair Independent Enrique Casanueva Nárdiz Member Independent Sonia Dulá* Member Independent Connie Hedegaard Koksbang Member Independent Lourdes Máiz Carro* Member Independent Ana Peralta Moreno* Member Independent This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .66.. 6.4.2. Functions of the Audit Committee More precisely, in accordance with the powers assigned to it by Article 5 of the Regulations of the Audit Committee, and notwithstanding any other functions assigned to it by Law, by the Bank’s internal regulations or by resolution of the Board, the Audit Committee is entrusted with the following functions, inter alia: In relation to the oversight of the financial statements and public reporting: Inform the General Shareholders’ Meeting on the questions raised in relation to the matters that are within the remit of the Committee and, in particular, on the result of the audit, explaining how the audit has contributed to the integrity of the financial information and the function performed by the Committee in this process. Oversee the process of preparing and reporting financial information and submit recommendations or proposals to the Board of Directors aimed at safeguarding the integrity thereof. Analyze, prior to their submission to the Board of Directors and in enough detail to guarantee their accuracy, reliability, sufficiency and clarity, the financial statements of the Bank and of its consolidated Group contained in the annual, six-monthly and quarterly reports, as well as in all other required financial and related non-financial information. Review the necessary consolidation perimeter, the correct application of accounting criteria, and all the relevant changes relating to the accounting principles used and to the presentation of the financial statements Oversee the effectiveness of the Company’s internal control and risk management systems, in terms of the process of preparing and reporting financial information, including fiscal risks, and discuss with the auditor any significant weaknesses in the internal control system detected during the audit, without undermining its independence. In relation to the Internal Audit function: Propose to the Board of Directors the selection, appointment, re-election and removal of the Head of the Internal Audit function; monitor the independence, effectiveness and operation of the Internal Audit function; analyze and set objectives for the Head of the Internal Audit function and conduct a performance evaluation; ensure that the Internal Audit function has the necessary material and human resources; and analyze and, where appropriate, approve the annual work plan for the Internal Audit function. Receive monthly information from the Head of the Internal Audit function regarding the activities carried out by it, and regarding any incidents and obstacles that may arise, and verify that Senior Management takes into account the conclusions and recommendations of the reports; and also follow up on these plans. Be apprised of the audited units’ degree of compliance with corrective measures previously recommended by Internal Audit, and report to the Board on those cases that may involve a significant risk for the Group. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .67.. Regarding the external audit: Submit to the Board any proposals for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with applicable regulations, as well as the hiring conditions of the external auditor, and to periodically obtain information from the external auditor on the external audit plan and its execution, in addition to preserving its independence in the performance of its functions. Ensure the independence of the auditor in two senses: (i) Avoiding that the auditor’s warnings, opinions or recommendations may be adversely influenced. To this end, ensuring that compensation for the auditor’s work does not compromise either its quality or independence; and (ii) establishing the incompatibility between the provision of audit and consulting services. Establish appropriate relationships with the auditor in order to receive information on any matters that may jeopardise its independence and any other matters in connection with the auditing process. Where appropriate, authorise the provision of additional services other than prohibited services, by the auditor or associated persons or entities, the performance of which is required by applicable regulations in each case, under the terms provided for in auditing legislation. Issue, on an annual basis and before the audit report is issued, a report expressing an opinion on whether the auditor’s independence has been compromised. This report must, in all cases, contain a reasoned assessment of the provision of each and every additional service referred to in the preceding paragraph, considered individually and collectively, other than the legal audit, and relating to the framework of independence or the regulations on audit activity. To verify, at appropriate intervals, that the external audit schedule is being carried out in accordance with the contract conditions and is thereby meeting the requirements of the competent official authorities and Verify, with the appropriate frequency, that the external audit program is being carried out in accordance with the contract conditions and is thereby meeting the requirements of the competent official authorities and the corporate bodies. Request from the auditor an evaluation of the quality of the internal control procedures regarding the preparation and reporting of the Group’s financial information. I Ensure that the auditor holds an annual meeting with the full Board of Directors to inform it of the work carried out and the progress of the Company’s risks and accounting situations. Be apprised of any infringements, situations requiring adjustments, or anomalies that may be detected during the course of the external audit, provided that these are relevant, the assessment of which shall be at the discretion of the auditor. The functions of the Audit Committee likewise include the following: Be apprised of reports, documents or communications from external supervisory bodies related to the scope of the Committee’s functions in the terms set out above. Report on all matters within its remit as provided for in the law, the Bylaws, the Regulations of the Board of Directors or in these Regulations prior to any decisions that the General Shareholders’ Meeting, the Board of Directors or the Executive Committee may be required to adopt regarding such matters, and in particular on: financial information that the Company is required to publish; economic conditions and accounting impact of relevant corporate transactions and structural modifications; the creation or acquisition of shares in special purpose vehicles or in entities domiciled in territories considered to be tax havens; and related-party transactions. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .68.. 6.4.3. Activities of the Audit Committee during the financial year In 2024, the Committee fulfilled all the functions assigned to it, reporting monthly on its activities to the Board of Directors throughout the financial year. In relation to the oversight of the financial statements and public reporting In relation to overseeing the financial statements and public disclosures, the Committee analyzed and oversaw the process of preparing and presenting financial and non-financial information related to the Bank as well as its consolidated Group in the annual, half-yearly and quarterly reports, in order to determine its accuracy, reliability, adequacy and clarity, prior to its submission to the Board. These oversight functions, on financial and related non-financial information, have been carried out by a constant process throughout the year, in which it monitored the monthly trend in the balance sheet and income statement, the quarterly and semi-annual Financial Statements, the closing results for each period and the process for preparing the corresponding financial and non-financial information, paying close attention to the accounting principles, policies, criteria and valuations applied, the changes therein, as well as to the accounting regulations and the requirements established on non-financial information, in addition to monitoring the evolution of the Group’s consolidation perimeter. In addition, the Committee continuously monitored and analyzed, on a monthly basis, the main potential impacts on the business, balance sheet and income statement of the Bank and its Group from an accounting perspective. Highlights in the period include the analysis and supervision carried out on: (i) the update of the macroeconomic information used to calculate expected losses due to credit risk, in accordance with IFRS 9; (ii) the review of the model and associated parameters (recalibrated, due to its accounting terminology) for the calculation of provisions, as well as the management adjustments made to the provisions posted, given the uncertainty that prevailed during the year regarding the macroeconomic outlook; (iii) the analysis of indications of impairment on goodwill, as recorded in the Group’s accounts, in relation to the main Cash Generating Units (CGUs), in compliance with IAS 36; (iv) the valuation of the stake in Garanti BBVA in the accounts of BBVA S.A.; and (v) changes in the accounting policies or standards applicable to the Bank and its Group, among others. The Committee was also informed about changes in the accounting treatment of certain contents that have been periodically disclosed in the financial information, especially the temporary levy on banks in 2024 and the new tax on the banking sector for financial year 2025. Hence, prior to their drafting and/or approval by the Board of Directors, the Committee oversaw the preparation of the individual and consolidated Annual Financial Statements for the financial year, the half-yearly and quarterly financial statements, as well as other relevant financial information, including the CNMV Universal Registration Document, U.S. Form 20-F of the Securities and Exchange Commission (SEC), and the Prudential Relevance Report, among others, submitting to the Board the corresponding reports and/or favorable opinions of the Committee on the financial information of the Bank and its Group. In addition, and as part of the financial information monitoring process, the Committee has overseen the sufficiency, suitability and effective functioning of the internal control systems in place for the preparation of financial information, including tax-related systems. It also examined the reports issued internally by the executive areas of the Bank and by the external auditor, respectively, on the effectiveness of the system of internal control over financial reporting, submitting to the Board the Committee’s reports on the sufficiency of the internal control systems put in place by the Group for the generation of financial information. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .69.. Similarly, while overseeing the main financial information of the Bank and its Group, the Committee also analyzed the Group’s main tax figures, monitoring, inter alia, the real tax rate, total tax risk, the tax position on capital, as well as the main criteria used, the main decisions made and the impact on the Group’s financial information. Regarding external audit With regards to activities related to the external audit, the Committee maintained appropriate relationships with the heads of the external auditor, during each of the monthly meetings it held, in order to ascertain the planning, stage and progress of the Annual Plan established for performing its engagements in connection with the audit of the Bank’s and Group’s Annual Financial Statements, of the interim financial statements, and of other financial information subject to review as part of the statutory auditing process. Moreover, the Committee received from the external auditor and examined the audit opinions, the limited review opinion reports and communications required by auditing legislation. Among them, it is worth mentioning the engagement performed on the core financial reporting of the Group; other regulatory engagements required by the regulations applicable to the external auditor; and the confirmations on its independence with respect to the Bank and the companies of its Group. In relation to the independence required of the external auditor, the Committee ensured that its work is carried out freely, without interaction and with the full cooperation of the Group’s management, as well as the application of internal procedures that prevent potential conflicts of interest; verified the statements made by the external auditor regarding the confirmation of its independence vis-à-vis BBVA and its Group; and issued reports in accordance with applicable legislation. The Committee also examined, prior to its submission to the Board, the overall proposal for the external auditor’s fees for 2024. The Committee has been informed by the Head of Internal Audit and has ratified the engagement of additional auditing services not included in the global services proposal submitted by the external auditor, which had been pre-approved by the Committee Chair, analyzing their compliance with the applicable independence requirements. Regarding internal audit With regard to tasks carried out by Internal Audit, whose Head reports directly to the Board and to the Audit Committee at each of its monthly meetings, the Committee ensured that Internal Audit has the necessary material and human resources for the effective performance of its functions, overseeing the efficiency and operation of the role as well as its independence from other areas of the Bank for such purpose. More precisely, the Committee analyzed and approved the Annual Internal Audit Plan for the 2025 financial year, also overseeing at each of the monthly meetings held the progress made towards the Annual Internal Audit Plan for the 2024 financial year, and the activity and reports issued by the area. It was also notified of the result of its most relevant work, weaknesses and opportunities for improvement identified, and the recommendations made by the Internal Audit as a result of its review engagements. In relation to the Strategic Plan defined by the Internal Audit area for the period 2020-2024, the Committee was informed that all the projects established for each of the strategic priorities set out in that Plan had been completed; having also supervised and approved the new Strategic Plan of the area defined for the years 2025 to 2029. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .70.. Moreover, the Committee assessed the performance of the head of Internal Audit, based on the system of indicators and targets approved by the Board of Directors. Other activities Highlights in the period included the analysis performed—prior to the decisions to be made by the Board—of the relevant investment transactions that the Group planned to carry out, especially the analysis conducted of the accounting and tax impacts of the takeover bid for Banco de Sabadell. Other functions performed by the Committee during the year included that of monitoring the structure of the Group of companies; as well as the procedure for the delegation of related-party transactions agreed by the Board, as the Committee is authorized to do under the Corporate Enterprises Act, in order to verify the fairness and transparency of the transactions and compliance with the legal criteria applicable to the delegation of such transactions. Lastly, during the Bank’s 2024 Annual General Shareholders’ Meeting, the Committee reported to the shareholders on the main issues that fell within its purview, including oversight of the process of preparing the Bank’s and the Group’s financial information, which had been made available to shareholders for their approval; the findings of the audit and of the Committee’s functions in this regard. 6.4.4. Oversight of Financial Information (C.1.27 and C.1.28) Article 32 of the BBVA Regulations of the Board of Directors specifies that the main task of the Audit Committee is to assist the Board of Directors in supervising the preparation of the financial statements and public information, as well the relationship with the external auditor and Internal Audit area. The Audit Committee maintains direct and ongoing contact with the heads of the Group’s Accounting division through monthly meetings, monitoring the change over time in the main figures on the balance sheet and income statement of the Bank and its Group every month; overseeing the accounting policies, practices and principles as well as the valuation criteria followed by the Bank and the Group during the process of preparing and submitting the corresponding financial information; and analyzing changes made in relation to the main applicable accounting regulations, as well as the main impacts that their incorporation has had on the financial information of the Bank and its Group. To this end, the Committee had access to all of the information it required, with the level of aggregation deemed appropriate. In addition, given that the external audit is one of the core elements in the chain of control mechanisms established to ensure the quality and integrity of the financial information, in accordance with the Regulations of the Audit Committee, it is the Committee’s responsibility to check, at appropriate intervals, that the external audit schedule of work is being conducted under the agreed conditions, and that this satisfies the requirements of the competent authorities and the corporate bodies. Moreover, it will require the auditor to periodically—at least once a year—provide an evaluation of the quality of the internal control procedures regarding the preparation and presentation of the Group’s financial information, discussing with the auditor any weaknesses in the internal control system identified during the audit, without undermining its independence, to then be able to submit recommendations or proposals to the Board of Directors, along with the deadline for their follow-up. The Committee will also be apprised of any infringements, situations requiring adjustments or anomalies that may be detected during the external audit and are material in nature, i.e. those that, in isolation or as a whole, could cause significant and substantive harm to the Group’s net worth, earnings or reputation. Discernment of such matters will be at the discretion of the external auditor who, if in doubt, must opt to report on them. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .71.. These matters are carefully considered by the Audit Committee, which maintains direct and ongoing contact with the external auditors through monthly meetings not attended by the Bank’s executives. At these meetings, the auditors provide detailed information on their work and the results thereof, which enables the Committee to continuously monitor said work and the conclusions thereof, ensuring that it is performed under optimal conditions and without interference from management. (C.1.28) The individual and consolidated Annual Financial Statements submitted to the Board for drafting are certified beforehand by the Group’s Global Head of Finance. (C.1.27) Furthermore, to the extent that the ADSs (American Depositary Shares) are listed on the New York Stock Exchange, BBVA is subject to the supervision of the Securities and Exchange Commission (SEC) and therefore, in compliance with the provisions of the Sarbanes Oxley Act and its implementing regulations, the Chair, the Chief Executive Officer and the Global Head of Finance, as a member of Senior Management tasked with drawing up the financial statements, sign and file annually the certifications referred to in Sections 302 and 906 of this Act, relating to the content of the annual financial statements. These certifications are included in the annual 20-F Form that the Company presents to this authority for registration. (C.1.27) This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .72.. 6.5. Appointments and Corporate Governance Committee In accordance with Article 33 of the Regulations of the Board of Directors, the Board of Directors has an Appointments and Corporate Governance Committee, whose primary task is to support the Board in matters relating to the selection and appointment of members of the Board of Directors; the assessment of their performance; the drafting of succession plans; the Bank’s corporate governance system; and the oversight of directors’ conduct and any conflicts of interest that may affect them. 6.5.1. Composition of the Appointments and Corporate Governance Committee (C.2.1) In accordance with the provisions of the Regulations of the Board of Directors (Article 33) and the Regulations of the Appointments and Corporate Governance Committee (Article 3), the Committee shall be composed of at least three directors, all of them non-executive and most of them independent, as well as its Chair. As of December 31, 2024, the composition of the Appointments and Corporate Governance Committee was as follows: NAME ROLE CATEGORY José Miguel Andrés Torrecillas Chair Independent Jaime Caruana Lacorte Member Independent Raúl Galamba de Oliveira Member Independent Belén Garijo López Member Other external Cristina de Parias Halcón Member Other external This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .73.. 6.5.2. Functions of the Appointments and Corporate Governance Committee Without prejudice to any other functions assigned to it by law, the Bank’s internal regulations or those attributed to it by decision of the Board of Directors, the Appointments and Corporate Governance Committee has, among others, the following functions: 1. Submit to the Board of Directors proposals for the appointment, re-election or removal of independent directors, and report on proposals for the appointment, re-election or removal of the remaining directors; and, for these purposes, to evaluate the balance of knowledge, skills and experience on the Board. 2. Submit proposals to the Board of Directors on policies on the selection and diversity of the members of the Board of Directors. 3. Establish a target for representation of the underrepresented gender on the Board of Directors and draw up guidelines on how to reach that target. 4. Analyse the structure, size and composition of the Board of Directors, at least once per year, when assessing its operation. 5. Analyse the suitability of the members of the Board of Directors. 6. Review the status of each director each year, so that this may be reflected in this Report. 7. Report on proposals for the appointment of the Chair of the Board and Secretary and, where appropriate, the Deputy Chair and the Deputy Secretary, as well as the Chief Executive Officer 8. Submit to the Board of Directors proposals for the appointment, removal or re-election of the Lead Director. 9. Determine the procedure for assessing the performance of the Chair of the Board of Directors, the Chief Executive Officer, the Board of Directors as a whole and the Board’s committees, and to oversee its implementation. 10. Report on the quality and efficiency of the performance of the Board of Directors. 11. Report on the performance of the Chair of the Board of Directors and of the Chief Executive Officer, integrating for the latter the assessment made in this regard by the Executive Committee. 12. Examine and organise the succession of the Chair of the Board of Directors, the Chief Executive Officer and, where applicable, the Deputy Chair, in coordination with the Lead Director in the case of the Chair of the Board, and, where appropriate, submit proposals to the Board of Directors to ensure that the succession takes place in an orderly and planned manner. 13. Review the Board of Directors’ policy on the selection and appointment of members of the Senior Management, and submit recommendations to the Board when applicable. 14. Report on proposals for the appointment and removal of senior managers. 15. Regularly review and assess the Company’s corporate governance system and, where applicable, submit proposals to the Board of Directors, for approval or subsequent submission to the This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .74.. General Shareholders’ Meeting, on any amendments and updates that would contribute to its implementation and continuous improvement. 16. Ensure compliance with the provisions applicable to directors contained in the Regulations of the Board or in the applicable laws. 17. Report, prior to any decisions that may be made by the Board of Directors, on all matters within its remit as provided for in the law, the Bylaws, the Regulations of the Board of Directors and these Regulations, and in particular on situations of conflict of interest of the directors. 6.5.3. Activities of the Appointments and Corporate Governance Committee during the financial year In the exercise of its assigned functions, the most relevant actions carried out by the Appointments and Corporate Governance Committee during the 2024 financial year are those detailed below, having submitted to the Board of Directors, where appropriate, the corresponding proposals for resolutions and regularly reporting on its activity. Self-assessment of the Board of Directors, the Chair and the CEO In 2024, the Appointments and Corporate Governance Committee, in exercise of the functions entrusted to it, led the annual self-assessment process for 2024 financial year, as detailed in section 7 of this Report, analyzing the functioning of the Board and the performance of the functions of the Chair of the Board and the Chief Executive Officer, and submitting the corresponding reports for consideration by the Board. To this effect, the Committee determined the procedure to be followed in relation to the self-assessment of the Board and its Committees and the performance of the functions of the Chair and the Chief Executive Officer, agreeing that, in addition to the customary internal procedure, the process would be carried out with the support of an external expert. This process also included an analysis of the structure, size and composition of the Board of Directors, the functioning of the Board and the activity performed, the Corporate Governance System, including the executive chairship model, diversity of gender, knowledge, skills and experience required of its members, the independence and suitability of the directors, as well as their degree of dedication. Following the analysis carried out, the Committee resolved to report favorably to the Board on the quality and efficiency of the Board of Directors, as well as on the performance of the functions of the Chair and the Chief Executive Officer in 2024. The Lead Director led the latter assessment processes by gathering the opinions and views of the non-executive directors and, in the case of the Chief Executive Officer, the assessment made by the Executive Committee. Appointment and selection of directors and senior managers The Committee’s activity in relation to the appointment and re-election of directors is part of the wider progressive and orderly refreshment process of the corporate bodies carried out by the Board, whereby individuals with different profiles and experiences are gradually brought in to increase diversity and to guarantee an appropriate rotation of the members of the Board of Directors. To this end, the Committee analyses the balance of knowledge, skills and experience of the Board, as well as the conditions that the candidates must meet to cover the vacancies that arise, evaluating the This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .75.. dedication of time considered necessary so that they can adequately carry out their duties, according to the needs of the corporate bodies at any given time. The Committee also considers, among other matters, provisions and targets regarding the structure, size and composition of the Board set out in applicable law and regulations, the regulations of the corporate bodies and the Selection Policy, taking also into account the end of directors’ terms of office as applicable in each financial year, as well as the Skills and Diversity Matrix of the Board. As part of this process, the Committee carries out director selection processes, seeking to promote diversity and making sure that they do not suffer from implicit biases that could generate any kind of discrimination. The Committee promotes the selection of female directors in a number that allows for a balanced presence of women and men, ensuring also that women who meet the desired professional profile are included among the potential candidates. In performing its duties, the Committee may engage external services for the selection of potential candidates when it considers this necessary or otherwise desirable. When drafting proposals for the appointment of directors, the Committee will take into consideration, when it considers them suitable, any requests drafted by any member of the Board of Directors regarding potential candidates to fill vacancies. In this regard, in the framework of the Board assessment for 2023, the Committee analyzed the structure, size and composition of the Bank’s corporate bodies, and its conclusions were taken into account as part of the progressive refreshment process of the corporate bodies when assessing the proposals for re-election and appointment of directors submitted to the 2024 General Shareholders’ Meeting. Thus, as part of this progressive refreshment process, the Committee carried out a director selection process, supported by an independent external expert, and which resulted in the proposals submitted to the Annual General Shareholders’ Meeting held in 2024, for the re-election of four independent directors and one external director, as well as the appointment of one independent director and one external director, thus reinforcing the diversity of knowledge, skills, experience and gender represented on the Board. On the other hand, the Appointments and Corporate Governance Committee, as part of the annual assessment process of the Board, conducted its regular analysis of the structure, size and composition of the Board of Directors, as well as its functioning, in accordance with the provisions and objectives set out in the Regulations of the Board and the Selection Policy. As a result of this process, proposals for the re-election of two executive directors and one independent director were submitted to the 2025 Annual General Meeting. For these purposes, the Committee verified that the Board composition, as a whole, is appropriate, that all of candidates for reelection possessed the appropriate knowledge, skills and experience to perform the duties of director; that they had the dedication available and independent judgement, that they were aligned with the culture and values of the Bank, that they met the other suitability requirements required of them, and that they were not subject to any restrictions or incompatibilities for the position; also reviewing the category of each candidate put forward for re-election. The Committee also analyzed the contribution that each candidate would make to the adequate composition of the Board of Directors, as well as to the proper operation and performance of functions of the corporate bodies. The Committee also analyzed the organizational changes affecting the Bank’s Senior Management, following a reflection process on what would be the best organizational and management structure for This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .76.. the Bank to help promote and execute the strategic priorities, and which involved the appointment of a new member to the Senior Management team and the change in the positions of four of its current members, as described in the following section, being also informed about the processes of identifying, evaluating and selecting suitable candidates; and it issued its favorable report on the proposed changes, which were subsequently approved by the Board. Corporate governance With respect to the functions related to the Bank’s Corporate Governance System, the Committee worked in 2024 on the following matters: I. It analyzed the draft Annual Corporate Governance Report; II. It received information on the outcome of the corporate governance roadshow, at which meetings had been held with the Bank’s main institutional investors and advisors specializing in Corporate Governance, in application of the Policy on Contact and Relations with Shareholders and Investors; with the participation of a joint team from the General Secretariat, Investor Relations and Sustainability areas, as well as the Lead Director; III. It reviewed the Board’s Skills and Diversity Matrix and its individual and aggregate results following the updates made to the matrix; and IV. It verified that the circumstances set out in the BBVA Directors’ Remuneration Policy had not been met for the application of malus and clawback clauses due to the conduct of executive directors for the purposes of payment of variable remuneration accrued in previous years. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .77.. 6.6. Remuneration Committee In accordance with Article 34 of the Regulations of the Board of Directors, the Board has set up a Remuneration Compensation Committee, whose primary task is to support the Board of Directors on those remuneration matters that fall within its remit, particularly those related to the remuneration of directors, senior executives and those employees whose professional activities have a significant impact on the risk profile (Identified Staff), while ensuring strict compliance with the remuneration policies in place. 6.6.1. Composition of the Remuneration Committee (C.2.1) In accordance with the Regulations of the Board of Directors (Article 34) and the Regulations of the Remuneration Committee (Article 3), the Committee is composed of at least three directors, all of whom are non-executive and the majority of whom are independent, as is its Chair. As of December 31, 2024, the composition of the Remuneration Committee is as follows: 6.6.2. Functions of the Remuneration Committee In accordance with the powers ascribed to it under Article 5 of the Regulations of the Remuneration Committee, and without prejudice to any other functions assigned to it by law, the Bank’s internal regulations or those assigned to it by decision of the Board, the Remuneration Committee broadly performs the following functions: 1. Propose to the Board of Directors, for submission to the General Shareholders’ Meeting, the remuneration policy for directors, and also submit its corresponding report, all in accordance with the terms established by applicable regulations at any given time. 2. Determine the remuneration of non-executive directors, as provided for in the remuneration policy for directors, submitting the corresponding proposals to the Board. 3. Determine the extent and amount of individual remunerations, rights and other economic rewards, as well as the remaining contractual conditions for executive directors, so that these can be contractually agreed, in accordance with the remuneration policy for directors, submitting the corresponding proposals to the Board of Directors. 4. Determine the objectives and criteria for measuring the variable remuneration of the executive directors and assess the degree of achievement. 5. Analyse, where appropriate, the need to make ex-ante or ex-post adjustments to variable remuneration, including the application of malus or clawback arrangements for variable NAME ROLE CATEGORY Ana Revenga Shanklin Chair Independent Lourdes Máiz Carro Member Independent Ana Peralta Moreno Member Independent Carlos Salazar Lomelín Member Other External Jan Verplancke Member Independent This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .78.. remuneration, submitting the corresponding proposals to the Board of Directors, prior report of the corresponding committees in each case. 6. Annually submit the proposal of the annual report on the remuneration of the Bank’s directors to the Board of Directors, which will be submitted to the Annual General Shareholders’ Meeting, in accordance with the provisions of the applicable law. 7. Propose to the Board of Directors the remuneration policy for senior managers and employees whose professional activities have a significant impact on the Group’s risk profile. Likewise, oversee its implementation, including supervision of the process for identifying such employees. 8. Submit a proposal to the Board of Directors, and supervise the implementation of the Group’s remuneration policy, which may include the policy for senior managers and the policy for employees whose professional activities have a significant impact on the Group’s risk profile, stated in the previous paragraph. 9. Submit to the Board of Directors the proposals for basic contractual conditions for senior managers, including their remuneration and severance indemnity in the event of termination. 10. Directly oversee the remuneration of senior managers and determine, within the framework of the remuneration model applicable to Senior Management at any given time, the objectives and criteria for measuring variable remuneration of the heads of the Regulation and Internal Control function and of the Internal Audit function, submitting the corresponding proposals to the Board of Directors, on the basis of those submitted to it in this regard by the Risk and Compliance Committee and the Audit Committee, respectively. 11. Ensure observance of the remuneration policies established by the Company and review them periodically, proposing, where appropriate, any modifications deemed necessary to ensure, amongst other things, that they are adequate for the purposes of attracting and retaining the best professionals, that they contribute to the creation of long-term value and adequate control and management of risks, and that they attend to the principle of pay equity. In particular, ensure that the remuneration policies established by the Company are subject to internal, central and independent review at least once a year. 12. Verify the information on the remuneration of directors and senior managers contained in the various corporate documents, including the annual report on the remuneration of directors. 13. Oversee the selection of external advisers, whose advice or support is required for the performance of their functions in remuneration matters, ensuring that any potential conflicts of interest do not impair the independence of the advice provided. 6.6.3. Activities of the Remuneration Committee during the financial year In 2024, the Committee’s activities primarily focused on the functions ascribed to it under article 5 of its Regulations, as well as on the execution of the framework set out in the BBVA Directors’ Remuneration Policy, as approved by the General Meeting held on 17 March 2023 (the “Policy”) and in the BBVA Group’s General Remuneration Policy, updated by the Board of Directors on 29 March 2023, which is generally applicable to all BBVA Group staff and which also contains the specific rules applicable to the Identified Staff, including members of BBVA’s Senior Management. These policies are geared towards the recurring generation of value for the Group, also seeking to align the interests of its employees and shareholders with prudent risk management. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .79.. Therefore, the most significant activities carried out by the Remuneration Committee in 2024 in accordance with the aforementioned remuneration policies are outlined below, and it duly submitted the corresponding proposals to the Board of Directors, where appropriate, and regularly reported to the Board on its activities. Remuneration matters for executive directors With respect to the executive directors, the Remuneration Committee submitted to the Board the proposals needed regarding: the initial award of Annual Variable Remuneration (“AVR”) for financial year 2023, once the Attributable Profit and Capital Ratio thresholds had been reached. This AVR is composed of: (i) a Short-Term Incentive (“STI”), calculated on the basis of the result of the annual indicators approved for this purpose and in accordance with the corresponding scales of achievement, according to the weighting assigned to each indicator and based on the targets set for each of them; and (ii) a Long-Term Incentive (“LTI”) under the maximum achievement level scenario (150%), the final amount of which will depend on the result of the long-term indicators approved for its calculation, which may be within an achievement range of 0% to 150%; the determination of the targets and scales of achievement associated with the long-term indicators that will be used to calculate the final amount of the 2023 Long-Term Incentive of the executive directors, which are also applicable to the rest of the Identified Staff, including Senior Management; the settlement of the Upfront Portion of the 2023 AVR which corresponds to the first payment of the 2023 Short-Term Incentive, as well as the parts of the Deferred AVR from previous years due for payment in 2024, together with the update of its cash portion; the determination of the minimum Attributable Profit and Capital Ratio thresholds for the accrual of the AVR for financial year 2024, in line with those applied to the rest of BBVA’s workforce. These thresholds would also be used to give rise the right to the Long-Term Incentive which, together with the Short-Term Incentive, forms part of the 2024 AVR of the executive directors and the other members of the Identified Staff; the determination of the Annual Indicators and their weightings for the calculation of the 2024 Short-Term Incentive, as well as their corresponding targets and scales of achievement; the determination of the Long-Term Indicators for the calculation of the final amount of the Long-Term Incentive, together with the relevant weightings, which are also applicable to other members of the Identified Staff, including Senior Management; the determination of the model for setting thresholds and reduction scales for the capital and liquidity indicators, the result of which may determine possible ex post risk adjustments to the Deferred Portion of the AVR of the executive directors, as well as the specific thresholds and scales applicable to the first deferred payment of the Short-Term Incentive for financial year 2023 due in 2025, all of which also applies to the other members of the Identified Staff, including Senior Management. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .80.. Remuneration matters for Senior Management The Remuneration Committee submitted to the Board, among other matters, the required proposals for the review of the salary conditions of certain members of Senior Management (excluding executive directors), in accordance with the basic contractual framework approved by the Board for this segment. The Committee also oversaw the Annual Variable Remuneration for financial year 2023 for the members of Senior Management, as well as the deferred variable remuneration from previous years, which was due for payment in 2024. Furthermore, given that the Heads of Internal Audit & Regulation and Internal Control report directly to the Board, the Committee, within the framework of the remuneration model applicable to Senior Management, and on the basis of the proposals submitted by the Audit Committee and the Risk and Compliance Committee, respectively, submitted to the Board the proposals for determining their respective AVR for financial year 2023 and for setting the targets and criteria for measuring the Short-Term Incentive that would form part of their AVR for financial year 2024. Remuneration matters relating to the Identified Staff In relation to the Identified Staff, which includes the members of Senior Management, the Remuneration Committee submitted to the Board the proposed resolutions to determine that the following rules governing the AVR of the executive directors should apply equally to the AVR of the Identified Staff: (i) the targets and scales of achievement associated with the Long-Term Indicators that will be used to calculate the final amount of the Long-Term Incentive which is part of the 2023 AVR; (ii) the model for setting thresholds and scales of reduction for the capital and liquidity indicators, the result of which may determine possible ex post risk adjustments to the Deferred Portion of the AVR, as well as the specific thresholds and scales applicable to the first deferred payment of the Short-Term Incentive for financial year 2023 to be made in 2025; (iii) the minimum thresholds of Attributable Benefit and Capital Ratio for the accrual of the AVR for financial year 2024 and of the right to the Long-Term Incentive, which is part of that AVR; and (iv) the Long-Term Indicators used to calculate the final amount of such incentive. Supervising the implementation of remuneration policies In accordance with its function to ensure compliance with the remuneration policies established by the Company (BBVA Directors’ Remuneration Policy and BBVA Group General Remuneration Policy), the Committee reviewed their implementation in 2023, on the basis of the Annual Report issued for this purpose by Internal Audit, including the proposed improvement plans. In addition, the Committee was informed of the process for identifying the Identified Staff of BBVA and its Group in financial year 2024 and of the results of this process. Motions on remuneration submitted to the General Meeting The Committee also reviewed the information on remuneration of directors and members of Senior Management contained in the Financial Statements and submitted the 2023 Annual Report on the Remuneration of BBVA Directors to the Board of Directors for approval and subsequent advisory voting at the General Meeting. The Committee likewise submitted to the Board for approval, and subsequent submission to the General Meeting, the approval of a maximum level of variable remuneration of up to 200% of the fixed component of the total remuneration applicable to a maximum of 296 members of the Identified Staff, along with the text of the report to be prepared by the Board in connection with this resolution. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .81.. 6.7. Risk and Compliance Committee Pursuant to Article 35 of the Board Regulations, the BBVA Board of Directors has set up a Risk and Compliance Committee, whose main task is to assist the Board of Directors in determining and monitoring the Group’s risk control and management policy, including internal risk control and non-financial risks, with an overall view of this process. This is without prejudice to the specific duties relating to internal financial control entrusted to the Audit Committee; those relating to technological risk entrusted to the Technology and Cybersecurity Committee; and those relating to business and reputational risk, which are the responsibility of the Executive Committee. It will also assist the Board of Directors in monitoring the Compliance area and implementing a risk and compliance culture in the Group. 6.7.1. Composition of the Risk and Compliance Committee (C.2.1) In accordance with the Regulations of the Board of Directors (Article 35) and the Regulations of the Risk and Compliance Committee (Article 3), the Risk and Compliance Committee (RCC) shall comprise at least three directors, with a majority of them being independent directors, as is the Chair. As of December 31, 2024, the composition of the Risk and Compliance Committee is as follows: 6.7.2. Functions of the Risk and Compliance Committee The Risk and Compliance Committee assists the Board in determining and monitoring the Group’s (financial and non-financial) risk control and management policy, including the activity of the internal risk control function. It also assists the Board in monitoring the system of internal control, which includes the Compliance function, and in implementing the risk and compliance cultures across the Group. As a result of its activities and the various reports it receives, the RCC has a complete and Group-wide picture of all the financial and non-financial risks to which the Bank and its Group are exposed. This function is complemented by the closer monitoring of certain non-financial risks carried out by other Board Committees, such as the accounting, tax and public reporting risk functions carried out by the Audit Committee, or technological and cybersecurity risks by the Technology and Cybersecurity Committee. Article 5 of the Regulations of the Risk and Compliance Committee, as approved by the Board of Directors, sets out the functions assigned to this Committee, which are listed below, without prejudice to any other functions assigned to it by applicable law or regulations, or by the Board of Directors itself from time to time: NAME ROLE CATEGORY Raúl Galamba de Oliveira Chair Independent Jaime Caruana Lacorte Member Independent Ana Revenga Shanklin Member Independent Sonia Dulá Member Independent Enrique Casanueva Nárdiz Member Independent This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .82.. 1. Analyze, in accordance with the strategic basis set by the Board or the Executive Committee, and submit to the Board proposals on the Group’s risk control and management strategy, including the Group’s risk appetite and the setting of a risk level considered acceptable according to the risk profile and capital at risk, broken down by the Group´s businesses and areas. 2. Address the policies of control and management of the different risks of the Group, within its remit, in a manner that is consistent with the Risk Appetite Framework established by the Board. 3. Monitor the effectiveness of the Regulation & Internal Control function (which includes, inter alia, the Compliance, Internal Risk Control and Non-Financial Risk units) and, in particular: (i) propose to the Board of Directors the appointment and removal of the head for the function; (ii) analyze and establish the objectives of the individual responsible for the function and assess their performance; (iii) ensure that the function has the resources necessary for the effective performance of their function; and (iv) approve the annual work plan of the function and monitor compliance thereof. 4. Receive monthly information from the head of Regulation and Internal Control function regarding the activities carried out by this area, as well as regarding any incidents that may arise, and verify that the Senior Management takes into account the conclusions and recommendations of his or her reports. 5. Monitor the evolution of the Group’s risks and their degree of compatibility with established strategies and policies, and with the Group’s Risk Appetite Framework, and oversee procedures, tools and risk measurement indicators established at Group level to obtain a global view of the Bank’s and the Group’s risks. Likewise, monitor compliance with prudential regulation and supervisory requirements regarding risks. 6. Analyze the risks associated with projects that are considered strategic for the Group or with corporate transactions to be submitted to consideration by the Board of Directors or, where appropriate, to consideration by the Executive Committee and, where necessary, submit the corresponding report. 7. Analyse, prior to their submission to the Board of Directors or to the Executive Committee those risk operations to be submitted to their consideration. 8. Examine whether the prices of the assets and liabilities offered to customers fully take into account the Bank’s business model and risk strategy and, if not, submit a plan to the Board of Directors aimed at rectifying the situation. 9. Participate in the process of establishing the remuneration policy, ascertaining that it is compatible with an adequate and effective risk management strategy and that it does not offer incentives to assume risks that exceed the level tolerated by the Institution. 10. Verify that the Company and the Group have means, systems, structures and resources that are consistent with best practices that enable to implement their risk management strategy, ensuring that the Institution’s risk management mechanisms are adequate in relation thereto. 11. Report, prior to any decisions that may have to be adopted by the Board of Directors, on all matters within its remit as provided for in the law, the Bylaws, the Regulations of the Board of Directors and these Regulations. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .83.. 12. Ensure compliance with applicable national or international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to competition, and ensure that requests for information or action made by official authorities on these matters are dealt with in due time and in an appropriate manner. 13. Be informed on any breach of the applicable internal or external regulations, as well as the relevant events that the areas reporting to the Commission may have identified within their oversight and control functions. Likewise, the Commission shall be informed on those issues related to legal risks which may arise in the course of the Group’s activity. 14. Examine draft codes of ethics and conduct and their respective modifications prepared by the corresponding area of the Group, and issue its opinion in advance of the proposals to be drawn up to the corporate bodies. 15. Be apprised of reports, documents or communications from external supervisory bodies, notwithstanding any communication made with the remaining committees with regard to their respective remits in order to correct any irregularities, shortfalls or inadequacies identified. 16. Ensure the promotion of risk culture across the Group 17. Supervise the Group’s criminal risk prevention model. 18. Review and supervise the systems under which Group professionals may confidentially report any possible irregularities in the field of financial information. 6.7.3. Activities of the Risk and Compliance Committee during the financial year In 2024, the Committee fulfilled all the functions assigned to it, reporting monthly on its activities to the Board of Directors throughout the financial year. The Committee supported the Board of Directors during the year in performing its duties in relation to risks (financial and non-financial) and internal control, including both decision-making and risk monitoring and control. Determining the Group’s risk strategy and ensuring alignment with the other strategic processes Throughout 2024, the Committee aided the Board of Directors in making decisions related to the BBVA Group’s strategy, management and control of risks (financial and non-financial). The Committee thus analyzed, at several meetings, and submitted to the Board of Directors, the proposal for the BBVA Group’s Risk Appetite Framework for financial year 2025, on the terms established by the Board of Directors, as well as an update of the Group’s General Risk Management and Control Model, for its consideration and approval. The Committee also analyzed the findings of the BBVA Group’s capital adequacy (ICAAP) and liquidity adequacy (ILAAP) assessment processes, on the basis established by the Executive Committee, as well as the Group’s Recovery Plan, prior to their approval by the Board of Directors. The Committee likewise analyzed, with respect to financial and non-financial risks, the corporate transactions submitted for consideration by the Board of Directors. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .84.. The Committee also led the annual review and update of the Group’s general financial and non-financial risk management and control policies. Moreover, to ensure that BBVA’s remuneration system remains aligned with the Group’s risk strategy, the Committee took part in the process of reviewing and establishing those remuneration issues that fall within its remit, verifying that the Group’s remuneration practices are consistent with appropriate, effective and prudent risk management. The Committee also reviewed the other proposals for decisions submitted to the corporate bodies during the year in relation to risk and internal control by the Bank’s executive areas. The Committee also analyzed, prior to the decisions to be made by the Board, the investments planned by the Group; in particular, the analysis conducted on the takeover bid for Banco Sabadell, in relation to which the Committee reported favorably on the impact on the Group’s risk profile and in the areas of financial and non-financial risks, including internal control. Adequacy and sufficiency of resources for risk management and control, and for promoting risk and compliance cultures across the Group The Committee verified that the Global Risk Management (GRM) and Regulation and Internal Control areas—tasked with ensuring sound management and control of financial and non-financial risks within the Group, respectively—have the organization, structure, sufficient and adequate resources and systems in place to carry out the functions entrusted to them. For each of these areas, the Committee was informed of the main projects developed to strengthen and develop new capabilities that will enable the Bank to continue improving its management and control of the different types of risks. In particular, with respect to the Regulation & Internal Control area, whose Head reports to the Board through the Risk and Compliance Committee, the Committee: I. monitored the effectiveness of the Regulation and Internal Control function; II. took part in the process of setting the targets for the head of the function; III. carried out an assessment of its performance; and IV. approved the Annual Work Plan for the area. The Committee likewise reviewed the manner in which both areas worked throughout the year in promoting, fostering and extending the risk and compliance cultures across the organization, as key elements for prudent and proactive risk management at BBVA. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .85.. Activities relating to risk supervision and control In 2024, the Committee monitored the status and trend in the Group’s risk profile and its various types of financial risks, providing it with a comprehensive and Group-wide view of the main risks to which the Bank and its Group are exposed. In particular, with regard to financial risks, the Committee carried out its functions on the basis of the information reported to it at each of its meetings by the executives of the Global Risk Management (GRM) area, doing so from three angles: I. global, through monthly reports from the Head of GRM (CRO); II. by geographic or business areas, in this case through half-yearly reports from the heads of GRM in Spain, Mexico, Turkey, South America and the Corporate and Investment Banking Area (CIB); and III. by risk type, through reports from the managers of wholesale credit risk, retail credit risk, structural risks, market risk and counterparty risk, model risk and sustainability risk. As part of the information disclosed in all these reports, the Committee was able to verify compliance with the thresholds established for the various metrics that make up the Group’s Risk Appetite Framework approved by the Board of Directors. In relation to non-financial risks, the Committee monitored the Bank’s internal control model and, in particular, the effectiveness and functioning of the second line of defense to ensure that the various non-financial risks are adequately managed and controlled across the Group, based on a common taxonomy and guidelines. In carrying out this work, the Committee received various reports throughout the year: I. monthly reports from the Head of Regulation & Internal Control; II. bimonthly reports by the Chief Compliance Officer on the general situation regarding compliance risks within the Group. These reports were supplemented by additional periodic reports for each type of compliance risk (anti-money laundering, protection of personal data, and conduct risks) and by specific reports drawn up by external experts engaged to carry out independent reviews of specific areas; III. quarterly reports from the Head of Non-Financial Risks and from the Head of Internal Risk Control; and IV. periodic reports from those responsible for other non-financial risks at Group level and for certain countries and business areas. The Committee was also provided with various specific reports, on a monthly and bimonthly basis, enabling it to closely monitor the trend in the various metrics of the Risk Appetite Framework and the main management limits in place at the Group and in each of the countries, as well as the liquidity position of the Group and of the main companies, all with a high level of granularity. Additionally, quarterly reports were given to the Committee on the main credit risk transactions analyzed by the Committees attached to the GRM Area, regarding the Group’s most relevant credit exposures and those transactions approved at the executive level and subject to an enhanced governance regime due to their qualitative nature. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .86.. The Committee was also able to verify that: (i) the pricing of deposits and lending deposits offered to customers takes full account of the Bank’s business model and risk strategy; and (ii) the pricing strategy for deposits and lending products offered to customers is in line with the Bank’s business model and risk strategy. Lastly, the Committee heard about the main communications and inspections carried out by the Group’s supervisory authorities, both domestic and foreign, including the recommendations, weaknesses or areas for improvement identified, as well as the action plans and other measures defined by the executive areas involved to resolve them in due course. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .87.. 6.8. Technology & Cybersecurity Committee In accordance with Article 36 of the Regulations of the Board of Directors, the Board has a specialized Committee, the Technology and Cybersecurity Committee, which the Bank set up on a voluntary basis in 2016 to support the Board in monitoring the Group’s technology strategy, as well as in overseeing technology risk and cybersecurity management, in a complementary and coordinated manner with other Board Committees, especially with the Risk and Compliance Committee, which carries out a holistic oversight of the risks to which the Group is exposed. 6.8.1. Composition of the Technology and Cybersecurity Committee (C.2.1) In accordance with the Regulations of the Technology and Cybersecurity Committee (article 3), the Committee shall be composed of at least three directors, the majority of whom must be non-executive directors. As of December 31, 2024, the composition of the Technology and Cybersecurity Committee was as follows: 6.8.2. Functions of the Technology and Cybersecurity Committee In accordance with the powers assigned to it by article 5 of the Technology and Cybersecurity Committee Regulations, and notwithstanding any other functions assigned to it by law, by the Bank’s internal regulations or by resolution of the Board, the Technology and Cybersecurity Committee shall perform the following functions, which fall into two categories: (a) Oversight of technological risk and cybersecurity management, such as: 1. Review the Group’s exposures to the main technological risks, including the risks related to information security and cybersecurity, as well as the procedures adopted by the executive area to monitor and control such exposures. 2. Review the policies and systems for the assessment, control and management of the Group’s technological infrastructures and risks, including the response and recovery plans in the event of cyberattacks. 3. Be informed of business continuity plans in matters of technology and technological infrastructure. NAME ROLE CATEGORY Carlos Torres Vila Chair Executive Raúl Galamba de Oliveira Director Independent Cristina de Parias Halcón Director Other external Ana Revenga Shanklin Director Independent Jan Verplancke Director Independent This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .88.. 4. Be informed, as appropriate, of: (i) compliance risks associated with information technologies; (ii) procedures established to identify, assess, oversee, manage and mitigate these risks. 5. Be informed of any relevant events that may have occurred with regard to cybersecurity, i.e. events that, either in isolation or as a whole, may cause significant impact or harm to the Group’s equity, results or reputation. 6. Be informed, with the frequency required by the head of the Technological Security area, of the activities carried out thereby, as well as of any incidents that may arise. (b) Monitoring the Technology Strategy 1. Be informed, as appropriate, of the technology strategy and trends that may affect the Group’s strategic plans, including the monitoring of general industry trends. 2. Be informed, as appropriate, of the metrics established by the Group for the management and control in the technological field, including the Group’s developments and investments in this field. 3. Be informed, as appropriate, of matters related to new technologies, applications, information systems and best practices that may affect the Group’s technology strategy or plans. 4. Be informed, as appropriate, of the main policies, strategic projects and plans defined by the Engineering area. 5. Report to the Board of Directors and, where appropriate, to the Executive Committee, on information technology-related matters falling within its remit. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .89.. 6.8.3. Activities of the Technology and Cybersecurity Committee during the financial year In 2024, the Committee fulfilled all the functions assigned to it, reporting monthly on its activities to the Board of Directors throughout the financial year. Monitoring of the technology strategy During financial year 2024, the Committee received information on the implementation and execution of the Group’s technology strategy, receiving reports from the heads of the Engineering area on the main strategic projects and plans defined by that area, focusing on those relating to the process transformation strategy, the evolution of the Group’s technology platform, the transformation of the data platform, and progress made in the software development transformation, as well as on the strategy for security and data protection, availability and business continuity, among other matters. Within the context of these plans and projects, the Committee was informed on technological trends and other issues pertaining to new technologies, applications, IT systems and best practices that affect or may affect the Group’s technology strategy or plans. The Committee also received regular information on the metrics in place to monitor the progress made in the execution of the defined technology strategy. Monitoring of technology risk and management of cybersecurity To complement the functions regarding risk oversight performed by the Risk and Compliance Committee, and due to the technical and specialized nature of technology risks, the Committee received regular reports on the management, monitoring and mitigation of this type of risk. The Committee received information on the annual analysis and assessment that the second line of defense conducts on the main technology risks, such as information security, fraud, availability and business continuity. An independent analysis was also performed in 2024 by an external third party, the findings of which were reported to the Committee, as well as the plans and projects carried out to mitigate these risks across the Group, which were monitored through a specific set of metrics. In addition, and in relation to operational resilience, the Committee conducted a special follow-up on the new regulatory framework and requirements that were to be applied in the Group, together with the plans defined for their implementation, including the analysis of the Operational Resilience General Policy, which was subsequently submitted to the Board for approval. The Committee likewise received information on the cybersecurity strategy and the main projects and initiatives defined in that area, including stress tests on cyber resilience, financial crime prevention strategy and cybersecurity strategy. Lastly, at each of its meetings, the Committee received information on the main cybersecurity incidents that have occurred at industry level and those significant incidents that have affected BBVA Group, along with any material reliability incidents that have occurred in the BBVA Group. It also received regular reports on external and internal audits carried out on the main technology risks with critical or significant weaknesses. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .90.. 7. Annual assessment of the Board and its Committees (C.1.17 and C.1.18) BBVA’s Board of Directors conducts an annual assessment of its structure, size and composition, as well as the quality and efficiency of its functioning, based on the report submitted by the Appointments and Corporate Governance Committee. The Board also assesses the functioning of its Committees, on the basis of the reports they submit to the Board. The self-assessment process for the 2023 financial year was carried out internally and led by the Appointments and Corporate Governance Committee, made up exclusively of non-executive directors, the majority of whom are independent. The Committee determined the self-assessment procedure and oversaw its effective implementation, submitting a report to the Board of Directors containing its positive assessment on the quality and efficiency of the Board’s operation during the financial year, and on its structure, size and composition. The report highlighted the positive effects of the improvements made to corporate governance, through the implementation of various improvement measures defined by the Board of Directors in recent years. It also stated that the improvements made in recent years should be further consolidated in 2024, especially in the following aspects: I. strengthening the dynamics and functioning of the meetings of the corporate bodies by developing meeting models that encourage open discussion of the issues under consideration, especially strategic issues; II. adapting the content of the training program for directors to prevailing needs and the Group’s strategic priorities; III. increasing the Board’s dedication to issues of talent, corporate culture and values. With regard to the 2024 financial year, the Board’s self-assessment process was carried out with the collaboration of Deloitte as an external expert4, as it takes place every 3 years. Deloitte was selected by the Appointments and Corporate Governance Committee, which also assessed its independence, all in accordance with the provisions of the Good Governance Code for listed companies published by the CNMV (Spanish National Securities Market Commission). The Appointments and Corporate Governance Committee, composed exclusively of non-executive directors, most of whom are independent, determined the self-assessment procedure and oversaw its effective implementation, submitting a report to the Board of Directors on the quality and efficiency of the Board’s operation during the financial year, and on its structure, size and composition. On this basis, the Board, at its meeting of January 29, 2025, conducted a self-assessment of its structure, size and composition, as well as the quality and effectiveness of its functioning in the 2024 financial year, based on the following information: I. a report on the most relevant aspects concerning the functioning and activity carried out by the Board during the year, as well as on the size, structure and composition of the Board; 4 In order to comply with the requirements of the CNMV in relation to the external expert who has supported the corporate bodies in their annual assessment, it is reported that the business relations in Spain between BBVA (and the companies belonging to its consolidated Group) and Deloitte (and the companies belonging to its consolidated Group) in 2024, accounted for roughly 2.5% of Deloitte’s total turnover in Spain. (C.1.18) This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .91.. II. the views of the directors, as gathered through interviews conducted by the external expert; and III. a Report prepared by the external expert assessing the performance of the Board of Directors and its Committees. As a result of the analysis carried out, the Appointments and Corporate Governance Committee submitted a report to the Board containing its considerations and assessments, taking into account the information indicated above. After analyzing all this information made available to it, the Board of Directors concluded: That the Board and its Committees are of an appropriate size and composition, with a high degree of independence, balance and diversity in terms of skills, experience and gender. That the Board has a robust structure, with a clear separation of functions both in the corporate bodies (through the assignment of specifi c functions to independent directors (Lead Director and Deputy Chair) and to the Board Committees) and at the executive level (between the Chair and the Chief Executive Offi cer, in addition to those responsible for control functions, all of whom report directly to the Board), thus ensuring a suitable balance of powers within the Board of Directors, avoiding the concentration of power and confl icts of interest, helping to ensure the necessary degree of coordination, and providing suffi cient control mechanisms. Following its analysis, the Committee also held a very positive view of the executive chairship model, considering it an element that adds value to BBVA’s Corporate Governance System and supports the effective functioning of its corporate bodies and the Group as a whole. The continuous improvements made to the functioning of the Board, within the continuous improvement of the Bank’s Corporate Governance System. In 2024, this was achieved by consolidating various improvements approved by the Board, as well as certain other improvements made during the ongoing process of reviewing the Bank’s Corporate Governance System, which have strengthened the functioning and dynamics of the Board, and, in particular, have enabled the corporate bodies to increase the time devoted to issues of particular relevance to the Group, thus fostering productive interactions and debate to which suffi cient time has been devoted. The satisfactory fulfi lment by the Board of all the functions assigned to it, on the basis of the decision-making and supervision and control models in place, with full, adequate and suffi cient information, and with the prior support of the Board Committees, in accordance with the functions ascribed to them in their respective regulations; a process that has also required high level of dedication by directors in fulfi lling their duties. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .92.. The Board of Directors carried out its annual assessment of the functioning of the various Committees attached to the Board, on the basis of: the annual activity reports presented to the Board by the chairs of each of the Committees; the regular monthly reports on the activities of each Committee made available to all directors at the relevant board meeting; additionally, in the case of the Risk and Compliance, Audit and Technology and Cybersecurity Committees, the quarterly reports submitted to the Board by their respective chairs; the minutes of each of the Committee meetings, which were made available to all directors once approved; and the report prepared by the external expert assessing the performance of the Board Committees. Thus, the Board was able to verify that the Committees had fulfilled the functions ascribed to them in their regulations and found that all of the Committees had functioned adequately and assessed their performance as very positive. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .93.. 8. Directors’ Remuneration (C.1.13) In accordance with the instructions for this Report, the amount of remuneration accrued in the year in favor of the Board of Directors corresponds to the amount declared as total remuneration accrued, as shown in table c) “Summary of remuneration” of section C.1 — “Details of individual remuneration accrued by each of the directors”, as included in section 5 (statistical appendix) of the Annual Report on the Remuneration of Directors for financial year 2024, which includes: (i) the remuneration received in cash by the directors in 2024, comprising: in the case of non-executive directors, the fixed allowance for their membership on the Board and its Committees (whether as member or chair) and, where appropriate, for the positions of Lead Director and Deputy Chair of the Board. It also includes the payment to a director, who was a former senior manager of the Company, of Deferred AVR for financial year 2019, accrued in that former capacity, the payment of which corresponds in 2025; in the case of the executive directors, the annual fixed remuneration; the Chair’s car leasing and ADSL allowances and the Chief Executive Officer’s fixed allowances (mobility allowance and “Cash in lieu of pension”); and the cash amounts pertaining to: the Initial Portion of the AVR for financial year 2024 (composed exclusively of a portion of the Short-Term Incentive for financial year 2024), and the Deferred AVR for prior years, payment of which is due in 2025, together with the update of the cash portion. The Deferred AVR for previous years is as follows: - first payment of the Deferred AVR for financial year 2023 (corresponding to the first deferred payment of the STI for financial year 2023); - second payment of the 2022 Deferred AVR; - third payment of the 2021 Deferred AVR (determined in 2025 once the result of the Multi-year Performance Indicators to which it was subject is known); and - third and final payment of the 2019 Deferred AVR (this remuneration was determined in 2023 once the result of the Multi-year Performance Indicators to which it was subject was known). (ii) “gross profit from vested shares”, which corresponds to: the monetization of the portion in shares of the Initial Portion of the AVR for financial year 2024 and of the Deferred AVR for financial years 2023, 2022, 2021 and 2019 referred to above, which payment is due in 2025. These shares have been monetized, for the purposes Remuneration accrued in favor of the Board of Directors during the fi nancial year (thousands of euros) 23,014 Amount of funds accumulated by current directors through long-term savings systems with non-vested economic rights (thousands of euros) 0 Amount of funds accumulated by the current directors through long-term savings systems with non-vested economic rights (thousand euros) 26,893 Amount of funds accumulated by former directors through long-term savings systems (thousands of euros) 54,087 This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .94.. of the information hereby reported, taking as a reference the average closing price of the BBVA share pertaining to the stock market sessions between December 15, 2024 and January 15, 2025, as they have not yet been delivered to their beneficiaries; the monetization of the shares delivered to non-executive directors who ceased to hold office on March 15, 2024, in application of the fixed remuneration system with deferred delivery of BBVA shares to non-executive directors approved by the General Meeting at the price on the date on which they were delivered; and (iii) the remuneration paid to the directors as remuneration in kind and the insurance premiums paid annually by the Bank associated with the commitments assumed with the executive directors to cover the contingencies of death and disability. Likewise, in accordance with the provisions of the Bylaws, the BBVA Directors’ Remuneration Policy and the contract entered into with the Chair, the Bank has assumed pension commitments in his favor to cover the contingency of retirement. The main features of this pension system are detailed in the BBVA Directors’ Remuneration Policy, and include, among others, the following: it is a defined contribution system; it does not provide for the possibility of receiving the retirement pension in advance; and it has been established that 15% of the agreed annual contribution qualifies as “discretionary pension benefits,” in accordance with the applicable legal requirements. Pursuant to the above, the amount of funds accumulated by current directors through long-term savings systems with non-vested economic rights corresponds to the amount of the vested funds of the Chair as at 31 December 2024. In the case of the Chief Executive Officer, the Bank has no pension commitments. Instead, as indicated above, he receives an annual amount in cash (“cash in lieu of pension”), equivalent to 30% of his Annual Fixed Remuneration. The contributions recorded in 2024 to meet the commitments assumed with the Chair regarding retirement and the amount of funds accumulated by the Chair for long-term savings systems with non-vested economic rights are shown in table iii) “Long-term savings systems” of section C.1 – “Details of individual compensation accrued by each of the directors” under section 5 (statistical appendix) of the Annual Report on the Remuneration of Directors for financial year 2024. All of these remuneration items are detailed, individually for each director, in Notes 54 and 50 of the Report of the consolidated and individual Financial Statements of BBVA for 2024 financial year, respectively. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .95.. 9. Culture and values The Board of Directors has promoted a solid and homogeneous corporate culture for all the entities and employees that form part of the Group, which is a differential element of identification and a key driver in helping it achieve its strategy. This culture is based on: a common Purpose for the entire Group, around which the rest of the strategic decisions revolve; a set of corporate Values, each of which is, in turn, broken down into a series of behaviors that serve as a guide for all Group employees in the course of their daily activities in order to make the Group’s purpose a reality; and is embodied in a BBVA Group Code of Conduct, which establishes the guidelines for action expected of all Group employees in the performance of their duties. The Group’s culture and values are promoted by the corporate bodies at all levels, and are integrated into all the Group’s businesses and activities. Highlights in this regard include the constant efforts made by Chair and the Chief Executive Officer throughout the year to encourage and promote through interactions with employees and other stakeholders. BBVA participates in various initiatives at a supranational level in close collaboration with all stakeholders (such as the industry itself, regulators and supervisors, investors and civil society organizations), as described in Chapter 1.3 “Sustainability strategy” of the consolidated Management Report attached to the Group’s Annual Financial Statements for financial year 2024. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .96.. Adherence to codes of ethical principles or good practices: In 2011, BBVA’s Board of Directors agreed to the Bank’s adherence to the Code of Good Tax Practices that had been approved by the Large Business Forum in accordance with the wording proposed by the State Tax Administration Agency (AEAT). In this respect, the Group complies with the various obligations assumed as a consequence of such adhesion and, during financial year 2024, it prepared and voluntarily submitted to the Spanish Tax Agency the “Annual Tax Transparency Report” for companies adhered to the Code. Prior to its presentation, the Audit Committee was informed of its content by the Group’s tax officer. In financial year 2024, and within the framework of the cooperative relationship that the BBVA Group maintains with the tax office, the “Self-assessment Report on the data reported in the country-by-country tax return for financial year 2022” was submitted to the tax office. In the process of analyzing these data, the BBVA Group has carried out an assessment of tax risks on the basis of the financial indicators and ratios identified by the OECD in its document, “Handbook on Effective Tax Risk Assessment”. Along similar lines, the BBVA Group has also been adhered since 2013 to the “Code of Practice on Taxation for Banks” promoted by the UK tax authorities, also complying with the obligations arising from the code. Lastly, the Dutch entity of the GarantiBank International, NV Group maintains in force the cooperative compliance agreement called “Horizontal Monitoring”, which is based on the Tax Control Framework developed by GarantiBank International NV. (H.3) This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .97.. 10. Senior Management (C.1.14) BBVA has an organizational structure designed by the Board of Directors for the execution of its strategy, divided into executive areas led by their respective Heads, each of whom has a series of duties and responsibilities that develop, regulate and delimit their respective remits in which the different Heads perform their functions, with the support of the teams. The different executive areas of the Group, whose Heads report directly to the Chair or to the Chief Executive Officer, as the case may be, are divided into Corporate Areas and Business Areas. As an exception, Regulation & Internal Control and Internal Audit report directly to the Board of Directors (see section 13.4 “Internal Control Model”). The Corporate areas are further divided into Global Functions (comprising Finance and Global Risk Management), Transformation (comprising Engineering, Talent & Culture and Data), Strategy (comprising Strategy & M&A and Communications) and Legal and Control (comprising Legal, General Secretary, Regulation & Internal Control and Internal Audit). The Business areas include Corporate & Investment Banking, Sustainability, Retail Client Solutions, Commercial Client Solutions, Country Monitoring (as a reporting channel to the CEO for Argentina, Colombia, Peru, Venezuela and Uruguay), Spain, Mexico and Turkey. Organizational chart of the Bank as of 31 December 2024 5 5 Not all Heads of areas named in this organization chart above qualify as Senior Management. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .98.. Members of Senior Management who are not also executive directors as of 31 December, 2024 (*) Appointed to these positions in 2024, in accordance with the resolutions of the Board of Directors held in July 2024, which are described in section 10 below. (**)In accordance with the resolution adopted by the Board of Directors in January 2025, he has been replaced by Mr. Antonio Bravo Acín Name Position(s) María Luisa Gómez Bravo Global Head of Finance Jorge Sáenz-Azcúnaga Carranza Country Monitoring Peio Xabier Belausteguigoitia Mateache Country Manager Spain Eduardo Osuna Osuna Country Manager Mexico David Puente Vicente (*) Global Head of Retail Client Solutions Francisco Javier Rodríguez Soler Global Head of Sustainability and Corporate & Investment Banking Jaime Sáenz de Tejada Pulido (*) Global Head of Commercial Client Solutions José Luis Elechiguerra Joven (*) Head of Global Risk Management Carlos Casas Moreno (*) Global Head of Engineering Paul García Tobin (*) Global Head of Talent & Culture Ricardo Martín Manjón (**) Global Head of Data Victoria del Castillo Marchese Global Head of Strategy & M&A María Jesús Arribas de Paz Global Head of Legal Domingo Armengol Calvo General Secretary Ana Fernández Manrique Global Head of Regulation & Internal Control Joaquín Manuel Gortari Díez Global Head of Internal Audit Number of women in Senior Management 4 % of total members in Senior Management6 25% 6 In calculating the percentage of women out of the total number of members of Senior Management indicated in this section, executive directors have been excluded, in response to the wording of that section. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .99.. 10.1. Senior Management Selection Policy (540LSC) The Board of Directors has approved a Selection and Appointments General Policy for BBVA’s Senior Management, which was updated in 2022. This Policy sets out the criteria and basic guidelines for the selection and appointment of the members of BBVA’s Senior Management, with the goal that: (i) persons who are appointed to Senior Management positions satisfy the requirements, characteristics and capabilities to perform the responsibilities associated with the positions to be held; and (ii) the appointment of senior managers is carried out within the framework of a suitable decision-making process. Thus, members of BBVA Senior Management must have top-level academic and technical qualifications, professional skills—underpinned by their professional careers to date—applicable to the responsibilities associated with the role to be fulfilled, good standing, and a commitment to BBVA’s values. In accordance with the provisions of this Policy, the identification, selection and appointment of members of Senior Management at BBVA is governed by the principles and criteria mentioned therein, and consists of the following phases: (i) definition of positions, describing the functions, duties and responsibilities associated with each of the positions identified as Senior Management; (ii) preparation of specific profiles for each position, in view of the definition of positions; (iii) identification of potential candidates, based on people who already occupy key positions in the Group, although external talent sources may also be used; and (iv) candidate selection, which will ensure, at all times, that the principle of diversity established in the Policy is respected. Once the proposed candidate has been selected and compliance with the applicable suitability requirements has been verified, the Appointments and Corporate Governance Committee will analyze the proposed appointment, submitting its corresponding report to the Board of Directors for consideration. Thus, in accordance with the provisions of the Regulations of the Board, the Board is responsible for approving the appointment of senior executives, at the proposal of the Chair for executives who report to him, or at the proposal of the Chief Executive Officer for executives who report to him, prior information to the Chair. For the appointment of the Head of Internal Audit, the proposal will be made by the Audit Committee, while for the appointment of the Head of Regulation & Internal Control, it will be made by the Risk and Compliance Committee, in both cases on the basis of the candidates pre-selected by the Talent & Culture area. All proposals will be accompanied by a prior report from the Appointments and Corporate Governance Committee of the Bank’s Board of Directors. In financial year 2024, certain organizational changes took place, following a reflection process to come up with the best organizational and management configuration of the Bank to facilitate the execution of the Group’s strategic priorities. This process included the appointment of a new member of Senior Management and the change in positions of four of its current members, as a result of the creation of the Retail Client Solutions and Commercial Client Solutions business areas, following the corresponding processes of identifying, assessing and selecting suitable candidates, in accordance with the provisions of the Selection and Appointment Policy for BBVA’s Senior Management, as described in the preceding paragraphs. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .100.. 10.2. Remuneration of Senior Management (C.1.14) The total remuneration of Senior Management for financial year 2024 (16 members at year-end 2024, excluding the executive directors) amounted to €32,769 thousand. This amount includes: (i) the fixed remuneration in cash; (ii) the remuneration in kind; (iii) the insurance premiums paid by the Bank in 2024 associated with the commitments assumed with the members of Senior Management to cover the contingencies of death and disability; (iv) the Upfront Portion of the AVR for the 2024 financial year, composed exclusively of a portion of the Short-Term Incentive for financial year 2024, in cash and in monetized shares; and (v) the deferred variable remuneration for the 2023, 2022, 2021, 2020 and 2019, in cash and in monetized shares, together with its corresponding update of the cash portion, the delivery of which is due in 2025. The shares have been monetized at the same value as those of the executive directors. In accordance with the instructions for completing this Report, the annual contributions to the pension systems to cover the retirement contingency of this group, whose main characteristics are, among others, the following, are not included: (i) they are defined contribution systems; (ii) there is no provision for receiving the retirement pension in advance; and (iii) it has been established that 15% of the agreed contributions qualify as “discretionary pension benefits,” in accordance with applicable regulatory requirements. The above items are described in Notes 54 and 50 to BBVA’s consolidated and individual Annual Financial Statements for financial year 2024, respectively. The balance under the heading “Provisions – Pension funds and similar obligations” of the Group’s consolidated balance sheet as of December 31, 2024 includes €146,098 thousand in post-employment benefit commitments held with former members of the Bank’s Senior Management. 10.3. Severance payments, guarantee or shield clauses (C.1.39) The Board of Directors adopts the resolutions relating to the basic contractual conditions of the members of Senior Management, in accordance with Article 17 of the Board Regulations, at the proposal of the Remuneration Committee. The General Meeting is informed of these matters through this Report and the information contained in the Annual Financial Statements, but does not approve the terms and conditions for other employees. Number of benefi ciaries 50 Type of benefi ciaries 50 management and employee positions Description of the agreement The Bank has no severance payment commitments to directors. As at December 31, 2024, a total of 50 management positions and employees are entitled, pursuant to the provisions of their contracts, to a severance payment in the event of termination other than by their own choice, retirement, disability or serious dereliction of their duties, the amount of which will be calculated taking into account the employee’s remuneration and tenure, and which in no case will be paid in the event of disciplinary dismissal by decision of the employer based on a serious dereliction of duties by the employee. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA 101. Auditors The General Meeting held on March 18, 2022 approved the appointment of Ernst & Young, S.L. as auditor of the accounts of the Bank and its consolidated Group for 2022, 2023 and 2024. During the year 2024 the Company did not change its external auditor (C.1.31). This auditing firm also performs non-audit work for the Company and/or its Group, the fees received for said work and the percentage that the above amount represents on the fees invoiced for auditing work to the Company and/or its Group are shown in the following table: (*) Includes €1,474 thousand corresponding to other reports required by supervisors or by the legal and tax regulations of the countries in which the Group operates, and performed by the firms of the EY worldwide organization, and €209 thousand corresponding to other services rendered. 11.1. Auditors’ independence (C.1.30) As set forth in the Regulations of the Audit Committee, the Committee’s functions include guaranteeing the independence of the statutory auditor through a dual approach: Avoiding any possibility that the auditor’s warnings, opinions or recommendations may be adversely influenced. To this end, the Committee must ensure that compensation for the auditor’s work does not compromise either its quality or independence, in compliance with the account auditing legislation in force at any given moment; and Establishing incompatibility between the provision of audit and consulting services, unless they are tasks required by supervisors or the provision of which by the auditor is permitted by applicable legislation, and there are no alternatives on the market that are equal in terms of content, quality or efficiency to those provided by the auditor, in which case, conformity of the Committee will be required, and this decision may be delegated in advance to its Chair. The auditor will be prohibited from providing unauthorized services outside the scope of the audit, in compliance with the auditing legislation in force at any given time. This matter is carefully considered by the Audit Committee, which holds meetings with the auditor’s representatives at each of the monthly meetings it has, without Bank executives in attendance, to gain a detailed understanding of any issues that may hinder the audit process, the progress and quality of the work carried out, and to confirm independence in the performance of its work. (C.1.34) Individuals Consolidated Number of consecutive fi nancial years 3 3 Number of years audited by the current fi rm/Number of years that the company or its group has been audited (in %) 12.50% 12.50% (C.1.32) Company Group companies Total * Amount of non-audit work (thousands of euros) 305 1,378 1,683 Amount of non-audit work/total amount billed by the auditing fi rm (%) 1.74% 8.11% 4.87% This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .102.. The Committee also continually oversees the engagement of additional services to guarantee compliance with the Regulations of the Audit Committee and with applicable legislation and thus the independence of the auditor, in accordance with the Bank’s internal procedure established for these purposes. Moreover, in accordance with the provisions of point f), Section 4 of Article 529 quaterdecies of the Spanish Corporate Enterprises Act and Article 5 of the Regulations of the Audit Committee, each year before the audit report is issued, the Committee must issue a report expressing its opinion on whether or not the independence of the auditor has been compromised. This report must contain a reasoned assessment of the provision of each and every kind of additional service provided to the Group companies, considered individually and collectively, other than the legal audit and those relating to independence or the regulations on audit activity. Each year, the auditor must issue a report confirming its independence via-à-vis BBVA or entities linked to BBVA, either directly or indirectly, with detailed and itemized information on any kind of additional services provided to these entities by the external auditor, or by the individuals or entities linked to it, as set out in the consolidated text of the Spanish Account Auditing Act. The relevant auditor and the Audit Committee issued corresponding reports confirming the auditor’s independence with respect to the 2024 financial year, in compliance with the legislation in force. Additionally, to the extent that the ADSs (American Depositary Shares) are listed on the New York Stock Exchange, BBVA is subject to compliance with the rules established in this regard by the Sarbanes Oxley Act and its implementing regulations. 11.2. Audit report (C.1.33) The audit report on the financial statements for the previous year does not contain any reservations or qualifications. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .103.. 12. Related-party and intra-group transactions 12.1. Procedure for the approval of related-party transactions (D.1) The Regulations of the Board of Directors establish that the Board of Directors will be responsible for approving, where appropriate, transactions between the Company or companies within its Group and directors or shareholders who have, individually or together with others, significant shareholdings, as well as with related persons to them. In addition, in its capacity as a credit institution, BBVA is subject to specific sectoral regulations which, with regard to related-party transactions, are governed by Royal Decree 84/2015 of February 13, implementing Act 10/2014 of June 26, on the regulation, supervision and capital adequacy of credit institutions, and Bank of Spain Circular 2/2016 of February 2, on the supervision and solvency of credit institutions, which completes the transposition into Spanish law of Directive 2013/36/EU and Regulation (EU) No 575/2013, on the extension of credit and guarantees to members of the Board of Directors and Senior Management. The foregoing transactions are subject to approval by the Board of Directors and, in the event that the requirements established by the aforementioned applicable regulations are fulfilled, are submitted to the Bank of Spain for authorization. In accordance with applicable sectorial legislation, the Bank has specific internal regulations in this regard, which specifically govern the process of granting and approving credit risk transactions, as described above for members of BBVA’s Board of Directors and Senior Management, as well as their related parties, the approval of which, as indicated, lies with the Bank’s Board of Directors. Furthermore, the Corporate Enterprises Act provides that the General Meeting will be responsible for the approval of related-party transactions with an amount or value equal to or greater than 10% of the Company’s total assets according to the last approved annual balance sheet, while the Board of Directors shall be responsible for the approval of all other related-party transactions. This authority may not be delegated except for those transactions that fulfil certain requirements contained in the Corporate Enterprises Act. On the basis of the regulations established by the Corporate Enterprises Act, the Board of Directors resolved to delegate, to those responsible for certain executive areas of the Bank, the approval of related-party transactions that: (i) are carried out pursuant to contracts with standard terms that are widely applicable to a large number of customers, at prices that are set on a general basis by the party acting as a supplier of the goods or services in question, where the amount thereof does not exceed 0.5% of the net turnover contained in the most recent consolidated Annual Financial Statements; and (ii) are carried out between companies that are part of the same group and in the ordinary course of business and on market terms, with transactions with credit risk that, as indicated, have a specific approval procedure that corresponds to the Board of Directors, being excluded from such delegation. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .104.. Similarly, with regard to the approval of delegated related-party transactions, the Board of Directors approved an internal procedure for periodic reporting and control regarding such transactions to enable the Bank’s corporate bodies to monitor their fairness and transparency, as well as compliance with applicable legal requirements, in particular those established in this respect by the Corporate Enterprises Act, the supervision of which will be the responsibility of the Audit Committee which, on a half-yearly basis, will analyze the transactions, if any, approved on the basis of the delegation conferred. The regulations established on the treatment of possible conflicts of interest and the rules of abstention are described in section 12. Signifi cant transactions carried out with shareholders holding 10% or more of the voting rights or represented on the Board (D.2) During 2024, neither the Company nor its subsidiaries carried out any signifi cant transactions with shareholders holding more than 10% of the voting rights or represented on the Board of Directors. Signifi cant transactions with directors or offi cers of the Company, including transactions that the director or offi cer controls or jointly controls (D.3) During 2024, neither the Company nor its subsidiaries carried out signifi cant transactions in terms of the amount or other features with directors or executives of the Company. Signifi cant transactions with other related parties that qualify as such in accordance with International Accounting Standards as adopted by the EU (D.5) During 2024, neither the Company nor its subsidiaries engaged in any transactions that are signifi cant due to their amount or relevant due to their subject matter with related parties considered signifi cant in accordance with the International Accounting Standards adopted by the EU beyond those disclosed above. Indicate whether the Company is controlled by another entity within the meaning of Article 42 of the Commercial Code, whether listed or not, and has, directly or through its subsidiaries, business relations with said entity or any of its subsidiaries (other than those of the listed company) or carries out activities related to those of any of them (D.7) No This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .105.. 12.2. Intragroup transactions (D.4) 12.3. Conflicts of interest (D.6) Articles 7 and 8 of BBVA’s Regulations of the Board of Directors regulate issues relating to possible conflicts of interest affecting the Bank’s directors, as outlined below: Corporate name of the group company Brief description of the transaction and other information required to evaluate the same Amount (thousands of euros) BBVA Global Finance LTD Current account deposits 4,212 BBVA Global Finance LTD Time deposits 6,545 BBVA Global Finance LTD Subordinated liabilities linked to the issue 192,298 ARTICLE 7 Directors must adopt necessary measures to avoid incurring in situations where their interests, whether on their own account or for that of others, may enter into confl ict with the corporate interest and with their duties with respect to the Company, unless the Company has granted its consent under the terms established in applicable legislation and in the Regulations of the Board of Directors. Likewise, they must refrain from participating in deliberations and votes on resolutions or decisions in which they or a related party may have a direct or indirect confl ict of interest, unless these are decisions relating to the appointment or removal of positions on the Management Body. Directors must notify the Board of Directors of any situation of direct or indirect confl ict that they or parties related to them may have with respect to the Company’s interests. ARTICLE 8 The duty of avoiding situations of confl icts of interest referred to in Article 7 above obliges the directors to refrain from, in particular: Carrying out transactions with the Company, unless these relate to ordinary business, performed under standard conditions for customers and of insignifi cant quantity. Such transactions are deemed to be those whose information is not necessary to provide a true picture of the Company’s equity, fi nancial position and results. Using the name of the Company or invoking their position as director to unduly infl uence the performance of private transactions. Making use of corporate assets, including the Company’s confi dential information, for private ends. Taking personal advantage of the Company’s business opportunities. Obtaining advantages or remuneration from third parties other than the Company and its Group, associated with the performance of their position, unless they are mere tokens of courtesy. Engaging in activities on their own account or on behalf of third parties that involve effective actual or potential competition with the Company or that, in any other way, bring them into permanent confl ict with the Company’s interests. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .106.. The above provisions will also apply in the event that the beneficiary of the acts or activities described in the previous sections is a person related to the director. However, the Company may dispense with the aforementioned prohibitions in specific cases, authorizing a director or a related party to carry out a certain transaction with the Company, to use certain corporate assets, to take advantage of a specific business opportunity or to obtain an advantage or remuneration from a third party. When the authorization is intended to dispense with the prohibition against obtaining an advantage or remuneration from third parties, or affects a transaction whose value exceeds 10% of the corporate assets, it must necessarily be agreed by the General Shareholders’ Meeting. The obligation not to compete with the Company may only be dispensed with when no damage is expected to the Company or when any damage that is expected is compensated by the benefits that are foreseen from the dispensation. The waiver will be granted via an express and separate resolution to be passed by the General Shareholders’ Meeting. In other cases, the authorization may also be resolved by the Board of Directors, provided that the independence of the members conferring it is guaranteed with respect to the director receiving the dispensation. Moreover, it will be necessary to ensure that the authorized transaction will not do harm to the corporate net worth or, where applicable, that it is carried out under market conditions and that the process is transparent. Approval by the Board of Directors of the transactions of the Bank or companies within its Group with directors will be granted, where appropriate, after receiving a report from the Audit Committee. Since BBVA is a credit institution, it is also subject to the provisions of Act 10/2014, of 26 June, on the regulation, supervision and solvency of credit institutions (“LOSS”), whereby the directors and general managers or similar may not obtain credits, bonds or guarantees from the Bank on whose board or management they work, above the limit and under the terms established in article 35 of Royal Decree 84/2015, implementing the LOSS, unless expressly authorized by the Bank of Spain. Furthermore, all members of the Board of Directors and BBVA Senior Management are subject to the provisions of the BBVA Code of Conduct, the Group’s General Policy on Conflicts of Interest and the Internal Standards of Conduct in the Securities Markets, which establish principles and guidelines to identify, prevent and manage potential conflicts of interest. In 2024, the implementation of the new corporate tool for logging and managing conflicts of interest affecting employees and Senior Management was completed in most of the geographic areas in which BBVA is present. Various initiatives to raise awareness of conflicts of interest were also carried out in 2024. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .107.. 13. Risk management and control systems 13.1. Risk governance at BBVA (E.2) A. Corporate bodies One of the main elements of the BBVA Group’s risk governance model is the participation of its corporate bodies, both in setting the risk strategy and in the continuous monitoring and oversight of its implementation. To help ensure the proper performance of the risk management, supervision and control functions by the Board of Directors, the Corporate Governance System envisions the existence of various Committees to assist it in its development, mainly the Risk and Compliance Committee and the Executive Committee, in addition to the Technology and Cybersecurity Committee (specialized in the oversight of technology-related risks), and the Audit Committee (in risks related to public reporting and tax risks). This allows the corporate bodies to have a complete and global vision of the risks to which the Group is exposed, thus facilitating the performance of their functions of supervision and control over management. BOARD OF DIRECTORS It regularly receives the following information on Group risks: monthly report of the Chief Executive Offi cer; quarterly report of the Head of Global Risk Management (GRM); quarterly report of the Head of Regulation & Internal Control; RCS IT Risk’s annual report on the technology risk assessment; and monthly and quarterly reports of the Chairs of the Risk and Compliance, Audit and Technology and Cybersecurity Committees periodic report of the Chief Financial Offi cer on structural risk management (ALCO portfolio—Assets and Liabilities Committee) The Board is responsible for establishing the Group’s risk strategy and, in performing this function, determines the risk control and management policy, in coordination with the other strategic-prospective decisions, namely: the Group’s Risk Appetite Framework, which determines the types and levels of risks that the Group is willing to assume in order to achieve its objectives, considering the organic growth of the business, and which is composed of various statements and metrics, as described further below; the General Risk Management and Control Model, which sets out the general guidelines for risk management and control in the Group for the areas of governance and organization, Risk Appetite Framework, assessment, monitoring and reporting, and infrastructure, all as described below; and the set of general policies for managing the different types of fi nancial and non-fi nancial risks to which the Bank is or may be exposed, in a manner consistent with the Risk Appetite Model and Framework. When carrying out its fi nancial and non-fi nancial risk monitoring, supervision and control functions, the Board monitors the trend over time in the Group’s risks as well as the risks to which each of its main geographical and/or business areas is exposed, ensuring their compliance with the BBVA Group’s Risk Appetite Framework, and also oversees internal reporting and control systems. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .108.. RISK AND COMPLIANCE COMMITTEE It regularly receives the following information on Group risks: monthly report of the Head of Global Risk Management (GRM); monthly report of the Head of Regulation & Internal Control; half-yearly reports from the Chief Risk Offi cers of the signifi cant geographic and/or business areas; regular reports (bi-monthly, quarterly, half-yearly or annual) from those responsible for the various types of fi nancial and non-fi nancial risks existing at Group level; and reports of external experts on specifi c areas of compliance, such as anti-money laundering (AML) and counter terrorist financing, or protection of customer assets. Its main task is to support the Board of Directors in determining and monitoring the control and management policy for all the Group’s risks, both fi nancial and non-fi nancial, with a global and integrated vision, without prejudice to the fact that the Board also relies on other Committees which, due to their particular expertise, carry out additional monitoring of certain non-fi nancial risks. DECISION-MAKING: Submits the proposed Risk Appetite Framework to the Board of Directors for its consideration and, as the case may be, approval, on the strategic lines determined from time to time by the Board of Directors or, if appropriate, by the Executive Committee, submitting also the proposal to update the Group’s General Risk Management and Control Model to the Board. Proposes, in a manner consistent with the Group’s Risk Appetite Framework approved by the Board of Directors, the control and management policies for the Group’s various fi nancial and non-fi nancial risks, with a threefold perspective: global, local and by type of risk. Analyzes all the measures put in place to mitigate the impact of the identifi ed risks in the event that they materialize, which corresponds to the Board of Directors or, as the case may be, the Executive Committee. SUPERVISION AND CONTROL: Monitors the evolution of the Group’s fi nancial and non-fi nancial risks and their degree of compliance with the Risk Appetite Framework and the general policies defi ned, on a more regular and granular basis than the Board of Directors and the Executive Committee. Monitors the effectiveness of the internal control model and internal control and information systems. Oversees the risk measurement procedures, tools and indicators established at Group level in order to achieve an overall view of the risks facing BBVA and its Group. It also monitors compliance with regulations and supervisory requirements on matters of risk and internal control, and is briefed on possible non-compliances and the action plans to remediate any such non-compliances. Analyzes the risks associated with strategic projects or corporate transactions that are going to be submitted to the consideration of the Board of Directors or the Executive Committee, within the scope of their respective remits. Takes part in the process of establishing the remuneration policies, ensuring that they are compatible with an adequate and effective risk management strategy and that it does not offer incentives for risk-taking that exceeds the level tolerated by the Bank. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .109.. Reviews draft codes of ethics and conduct and sees to it that the risk and compliance culture is observed all across the Group. EXECUTIVE COMMITTEE Regularly receives the following information on Group risks: monthly report of the Chief Executive Offi cer; Monthly report of the director of Global Risk Management (GRM); annual report on reputational risk; and periodic report of the Global Head of Finance on structural risk management (ALCO portfolio—Asset and Liability Committee ) It monitors the trend in the risk profi le and the key metrics defi ned by the Board of Directors, so as to obtain a full picture of the progress made by the Group’s businesses and its business units. It also remains abreast of any deviations or non-compliances with the metrics of the Risk Appetite Framework and takes action as and when needed within the scope of its remit. It proposes to the Board or, as the case may be, determines the basis for drawing up the Risk Appetite Framework, in close alignment with the rest of the Bank’s strategic and forward-looking decisions and with its other management objectives. It assists the Board of Directors in making decisions related to business risk and reputational risk. TECHNOLOGY AND CYBERSECURITY COMMITTEE Regularly receives the following information on technological and cybersecurity risks to which the Group is exposed: In addition, at each of the meetings held, the Committee was informed on: (i) cybersecurity attack events; (ii) relevant events to have affected the Group in the area of system reliability and continuity; and (iii) reviews carried out by the Internal Audit area on technological issues in which critical or signifi cant weaknesses had been identifi ed; a half-yearly report by the head of RCS IT Risk on the progress made toward the mitigation plans for the Group’s various technology risks; regular reports on the main strategic projects relating to resilience, cybersecurity, data security and protection, and fraud prevention and management. When it comes to monitoring technology risk, the Committee carries out the following activities throughout the year: reviewing the Group’s exposures to the main IT risks, including information security and cybersecurity risks, as well as the procedures put in place by the executive area to monitor and control these exposures; reviewing the policies and systems in place for evaluating, controlling and managing the Group’s IT risks and infrastructure, including response and recovery plans against cyberattacks; overseeing the Group’s technological continuity plans; monitoring compliance risks associated with information technology and drawing up plans for their prevention and mitigation; and monitoring cybersecurity events that may have a signifi cant impact on the Group. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .110.. B.Executive scope As indicated, the corporate bodies are responsible for approving the risk strategy and the general policies for the various types of financial and non-financial risks, while the Global Risk Management (GRM) and Regulation & Internal Control areas are responsible, respectively, for the implementation and development, reporting to the corporate bodies. Thus, responsibility for day-to-day risk management lies with the businesses areas and corporate units, which, when carrying out their activities, comply with the general policies, regulations, infrastructures and controls which, based on the framework established by the corporate bodies, are defined by GRM and Regulation & Internal Control within their respective remits. In order to carry out this task properly, the Global Risk Management area operates as a single, global function that is independent of the business areas to ensure sound management and control over financial risks. The GRM area is headed up by the Group Chief Risk Officer (CRO), who reports to the corporate bodies on the performance of their duties. In performing their functions, the Chief Risk Officer relies on a support structure comprising Group-wide risk units in the corporate level, and specific risk units at the Group’s geographic and/or business areas. For decision-making, the Group’s Chief Risk Officer relies on a governance structure for the function consisting of various committees tasked with risk management and control. This structure supports the corporate bodies in decision-making and in exercising oversight and control over management. Moreover, as regards non-financial risks and internal control, the Group has a Regulation and Internal Control area, as a global, Group-wide area that is independent from the rest of the units and whose Head is also appointed by BBVA’s Board of Directors and reports to the corporate bodies on the performance of their functions. This area is responsible for proposing and implementing, as a second line of defense, the policies relating to non-financial risks and the Group’s internal control model, and integrates, among others, the Non-Financial Risk, Compliance and Internal Risk Control units. The Head of Regulation & Internal Control relies on the Regulation and Internal Control Committee for the approval and monitoring of: (i) the strategy and plans of the area, as well as the provision of the necessary means to achieve them in the delegated matters and the proposals for the provision of resources where it was not delegated; (ii) the management indicators and limits and their corresponding tolerance thresholds in terms of non-financial risks (including compliance risk); and (iii) the internal regulations of the area. For more information on the bodies responsible for risk management and control at BBVA, see “Governance &organization” in the “General risk management and control model” section in the “Risk management” chapter of the individual and consolidated Management Reports for financial year 2024, of which this Annual Corporate Governance Report forms part by reference. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .111.. 13.2. General Risk Management and Control Model (E.1) The BBVA Group has a General Risk Management and Control Model in place adapted to its business model, its organization, the countries in which it operates and its Corporate Governance System. This allows the BBVA Group to operate within the framework of the risk control and management strategy and policy defined by BBVA’s corporate bodies, in which sustainability is specifically considered, and to adapt to an evolving economic and regulatory environment, addressing risk management on a global level in a manner that is adapted to the circumstances at any moment. The Model is applied across the entire Group and has the following core features: Governance and organization, the general lines of which are described in Section 13.1, and which is completed with a parent-subsidiary relationship model in relation to risks, thus enabling the risk strategy and its management and control model to be transferred to the BBVA Group’s subsidiaries and their corresponding specific risk units. Defining the process for drawing up the Risk Appetite Framework, the main features of which are described below in section 13.3. Evaluation, monitoring and reporting, ensuring that the report includes: (i) a description of the material risks to which BBVA is exposed (risk assessment); (ii) monitoring of the Group’s risk profile and the risk factors identified; (iii) assessment of the impact of the materialization of risk factors on the metrics of the Risk Appetite Framework under different scenarios (including stress testing scenarios); (iv) dynamic management of unforeseen situations, including the remediation actions to be undertaken; all this ensuring that the information is reported in a transparent, complete and reliable manner. Infrastructure available to the Group for the effective management and oversight of risks and for the achievement of its objectives, most notably: employees, methodologies, models, technology systems and data governance. The Model is further developed through a set of general policies for the various types of financial and non-financial risks that exist, which are approved by BBVA’s corporate bodies in accordance within the scope of their respective remits. For further information on the core elements of the General Risk Management and Control Model, see the section “General Risk Management and Control Model” within the chapter “Risk Management” of the individual and consolidated Management Reports for financial year 2024, of which this Annual Corporate Governance Report forms part by reference. Lastly, as regards the tax risk Control and Management System, please refer to Section 4.3 “Fiscal contribution and transparency” of the Annual Management Report for financial year 2024. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .112.. 13.3. Risk Appetite Framework (E.4) The BBVA Group’s Risk Appetite Framework approved by the corporate bodies determines the risks and risk level that the Group is willing to assume to achieve its objectives, considering the organic growth of the business. These are expressed in terms of solvency, liquidity and funding, profitability and recurrence of revenue, and non-financial risks, which are reviewed not only periodically but also if there are any substantial changes in the business strategy or relevant corporate transactions. The Risk Appetite Framework is expressed through the following elements: The Group’s Risk Appetite Statement, which sets out the general principles of the Group’s risk strategy and its target risk profile. Key statements, reflecting the general risk management principles in terms of solvency, liquidity and funding, profitability and regular earnings, based on the Risk Appetite Statement. Core metrics, which describe, in quantitative terms, the principles and target risk profile set out in the Risk Appetite Statement. Each core metric has three thresholds (management benchmark, maximum appetite and maximum capacity), ranging from business as usual to higher levels of impairment. Statements by risk type, which include the general principles for each type of financial and non-financial risk. Metrics by risk type, which, if met, enables compliance with the core metrics and Risk Appetite Statement. Each of these metrics has a maximum appetite threshold. In addition to this Risk Appetite Framework, a level of management limits is in place, which is defined and managed by the areas responsible for managing each type of risk. Likewise, each significant geographic area has its own Risk Appetite Framework, composed of the same elements described for the Group, which must be consistent with those established at Group level, adapted to local needs and circumstances and are approved by the relevant corporate bodies for the company concerned. For further information on the Risk Appetite Framework described above and its monitoring and integration into management, see the “Risk Appetite Framework” section 1.2 of the “General Risk Management and Control Model” section, within the “Risk Management” chapter of the individual and consolidated Management Reports for the 2024 financial year. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .113.. 13.4. Internal Control Model (E.6) In addition to what is described above in section 13, BBVA has an internal control model for management and control, which is structured at an organizational level on three different levels, homogeneously and transversally across the Group. The risks that are managed and controlled through this internal control model include, among others, those derived from or related to: human error; inadequate or faulty internal processes; misconduct vis-à-vis customers, in the markets or against the institution; weaknesses in the anti-money laundering and counter terrorist financing programs; failures, interruptions or deficiencies in systems or communications; theft, loss or misuse of information, as well as a deterioration in its quality; internal or external frauds, including those arising from cyber-attacks; theft of or physical damage to assets or persons; legal risks or other risks arising from non-compliance with applicable regulations (including, without limitation, accounting, tax and public reporting risks); risks arising from workforce management and occupational health; inadequate service provided by suppliers; damage caused by extreme weather events, pandemics and other natural disasters. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .114.. 1st Line of Defense BUSINESS AND SUPPORT AREAS Each area is responsible for managing and controlling operational risks in respect of its products, activities, processes and systems, including those activities carried out by third parties, identifying and assessing operational risks, running controls and deploying mitigation plans for those risks with a residual level that exceeds the level that may be acceptably borne. Each area has, as an additional control role, a Risk Control Assurer (RCA), who ensures the proper management of operational risk in their area, and who has the organizational structure and sufficient resources for the effective performance of their function. Independent from the rest of the Bank’s areas, as its Head reports hierarchically to the Board of Directors, through the Risk and Compliance Committee, which oversees the effective performance of this function and sees to it that it has the resources it needs at all times to fulfil its duties. It comprises various control units that report to the Head of the Regulation & Internal Control to ensure coordinated action and to ensure its independence from the various areas that make up the first line of defense: (i) Non-Financial Risk Units, both corporate and local. (ii) Risk Control Specialists, both corporate and local, in the areas of Compliance, Internal Risk Control, Finance, Processes, IT Security, Physical Security, Information and Data Security, Legal, People and Third Parties. The Risk Control Specialists operate transversally across all BBVA geographies, exercising their functions in those areas where operational risks affecting their area of expertise may materialize. (iii) Reputation Unit, responsible for coordinating reputational risk management, in line with the Group’s internal control model. It performs an independent review of the internal control model, verifying compliance with and the effectiveness of the established general policies, and its Head reports to the Board of Directors. 2nd Line of Defense REGULATION & INTERNAL CONTROL 3rd Line of Defense INTERNAL AUDIT This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .115.. 13.5. Other issues related to risk management and control (E.3) A. Emerging risks As indicated, BBVA has processes in place to identify risks and analyze scenarios, thus enabling dynamic and preemptive risk management. These processes are forward-looking to ensure the identification of emerging risks. Risks are captured and measured consistently and with methods considered appropriate. Their measurement includes the design and application of scenario analyses and the application of stress testing, and considers the controls to which the risks are subject. In this regard, there are a number of emerging risks that could impact the Group’s business performance. These risks fall into the following main blocks: Macroeconomic and geopolitical risks Regulatory and reputational risks New business, legal and operational risks Environmental, social and governance (ESG) For more information on these risks, see “Risk factors” in the “Risk management” chapter of the individual and consolidated Management Reports for the 2024 financial year. Likewise, the possible crimes included in the criminal prevention model include, among others, those related to corruption, given that there are a series of risks that could arise in an entity of BBVA’s characteristics. For further information, see the “Corruption and Bribery” and “Anti-money laundering and financing of terrorism” sections of the “Business conduct” section, included in the “Information on governance” chapter of the Non-Financial Information Statement included in the Consolidated Management Report for the year 2024. B. Materialization of risks during financial year 2024 (E.5) Risk is inherent to financial activity and, therefore, the materialization of risks to a greater or lesser extent is absolutely inherent to the activity carried out by the Group. BBVA therefore offers detailed information on the evolution of risks which, by their nature, continuously affect the Group in carrying out its activity. This information is provided in its annual financial statements (Notes 7 and 19 on risk management and tax risks, respectively, in the BBVA Group’s consolidated annual financial statements; and Notes 5 and 17, on the same subject matters, in BBVA’s individual Annual Financial Statements, for the 2024 financial year), as well as in the individual and consolidated Management Reports, both for 2024 (the “Risk management” of the Non-Financial Statement). This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .116.. C. “Cenyt” case While this is not considered a material risk, the Spanish courts are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). The investigation includes services provided to the Bank. On July 29, 2019, BBVA was notified by Central Investigating Court No. 6 of the National Court (Audiencia Nacional) that the Bank had been named as an investigated party in Preliminary Proceedings No. 96/2017 – Investigation stage number 9), for alleged facts that could constitute bribery, disclosure of secrets and corruption. Certain current and former officers and employees of the Group, as well as former directors, have also been named as investigated parties in connection with this investigation. Since the start of the investigation, BBVA has continued to proactively collaborate with the Spanish courts, having disclosed the information it gathered during the internal investigation carried out by the bank in 2019 to help clarify the circumstances. By order of the Criminal Chamber of the National Court (Audiencia Nacional), the pre-trial phase ended on January 29, 2024. On June 20, 2024, the judge issued an order agreeing to continue the proceedings through the summary proceedings against the Bank and against certain of its officers and employees, both current and former, as well as certain former directors, for alleged actions that could constitute the crimes of bribery, and the discovery and disclosure of secrets. It is not possible to predict at this time the possible outcomes or implications for the Group of this matter, including potential fines and damage or harm to the Group’s reputation arising therefrom. Since January 2019, this matter has been regularly reported on to the Bank’s corporate bodies, both to the Board Committees that have remit over such matters (Audit Committee and Risk and Compliance Committee) and to the full Board of Directors itself. These bodies have driven and supervised internal investigation processes, ensuring that the Company fully cooperates with the judicial authorities and develops a policy of transparency. In addition to the above, the Bank’s corporate bodies have continued to implement various measures to strengthen the BBVA’s internal control systems, some of which are described in the “Business conduct” section of the Non-Financial Statement included as part of the consolidated 2024 Management Report, which includes the continuous improvements made to internal control processes and the crime prevention model. The relevant documentation obtained from the internal investigation undertaken by the Bank in 2019 to help clarify the facts indicates that none of the current members of the Board of Directors, nor the Bank’s current Chair, are implicated, and it has not been proven that the BBVA has committed any criminal activity. BBVA argues that no criminal liability arises for the Company from the facts investigated. It must also be stressed that, to date, the case has not impacted the development of the Bank’s business, nor has it negatively impacted the reputation indices, which are subject to recurrent monitoring by both the executive team and by its corporate bodies. BBVA has a specific space on its corporate website with information on issues related to the Cenyt case (https://www.bbva.com/es/especiales/caso-cenyt/). This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .117.. 14. Internal control and risk management systems for the financial reporting process (ICFR) 14.1. Preparation and monitoring of financial information (F.1.1 and F.1.2) Pursuant to article 17 of its Regulations, the Board of Directors approves the financial information that BBVA is required to publish periodically as a listed company. The Board of Directors has an Audit Committee whose main task, among others, is to assist the Board in monitoring the preparation of the financial statements and public information, as well as monitoring internal control of financial information. In this regard, the Regulations of BBVA’s Audit Committee establish that one of the Committee’s functions is to monitor the effectiveness of the Company’s internal control and the risk management systems in the process of drawing up and presenting financial information, including tax risks, as well as discussing with the external auditor the significant weaknesses of the internal control system detected during the audit. The internal control oversight functions performed by the Audit Committee as described in the Regulations of the Audit Committee, include the following: This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail. GOVERNANCE AND BODIES RESPONSIBLE (F.1.1) Board of Directors Ultimately responsible for the existence of adequate and effective ICFR Finance Department Responsible for preparing the consolidated annual fi nancial statements Internal Audit Evaluates the internal control system over the generation of fi nancial information Audit Committee Oversees the effectiveness of the Company’s internal control and risk management systems in the process of drafting and reporting the fi nancial information Internal Financial Control Responsible for the control model over the generation of fi nancial information External Auditor Issues an opinion on the effectiveness of internal control over fi nancial reporting based on criteria established by COSO

Annual Corporate Governance Report of BBVA .118.. Analyze, prior to their presentation to the Board of Directors and in enough detail to guarantee their accuracy, reliability, suffi ciency and clarity, the fi nancial statements of the Bank and of its consolidated Group contained in the annual, six-monthly and quarterly reports, as well as in all other required fi nancial information and related non-fi nancial information. For this purpose, the Committee will have the support it needs from the Group’s Senior Management, especially that of the area responsible for accounting functions, and from the Company and Group auditor, as well as all the necessary information made available to it with the level of aggregation deemed appropriate. Monitor the effectiveness of the Company’s internal control as well as its risk management systems, in terms of the process of preparing and reporting fi nancial information, including tax-related risks, and discuss with the auditor any signifi cant weaknesses detected in the internal control system during the audit, without undermining its independence. For such purposes, and where appropriate, the Committee may submit recommendations or proposals to the Board of Directors, along with the deadline for their follow-up. Ensure that the scope of consolidation is accurately defi ned, that accounting criteria are properly applied, that all relevant changes are made to the accounting principles used, and that the fi nancial statements are properly presented. Analyze and, as the case may be, approve the annual work plan for the Internal Audit area, as well as any other occasional or specifi c plans to be implemented as a result of regulatory changes or as required for organization of the Group’s business. Receive information on the degree of compliance at the audited units with corrective measures previously recommended by the Internal Audit area and inform the Board of those cases that may carry a signifi cant risk for the Group. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .119.. In 2024, the Finance Department was responsible for drawing up the consolidated financial statements and the individual Financial Statements of BBVA, S.A., while, the Internal Financial Control Unit (RCS Finance), which reports to and is part of the Internal Control & Regulation area, oversees the process of generating the financial information, in accordance with the Group’s internal control model, which is briefly described below. Financial information is prepared by the local Finance Departments of the BBVA Group’s banks in the different countries where it operates. The consolidation work is carried out at the Corporate Centre, at the Finance Department, which is responsible for preparing and issuing the Group’s financial and regulatory information. BBVA has an organizational structure with clearly defined lines of action and responsibility for the areas involved in the generation of financial information, both at the individual entity level and consolidated Group level, and also provides the channels and circuits necessary for the proper communication thereof. The units responsible for drawing up these financial statements have a suitable distribution of tasks and the necessary segregation of functions to draw up these statements in an appropriate operational and control framework. In addition, there is a cascade model of accountability aimed at extending the internal control culture and the commitment to compliance, whereby those responsible for the design and operation of the processes that have an impact on financial information certify that all the controls associated with the operations under their responsibility are sufficient and have worked correctly. In addition, the BBVA Group complies with the requirements imposed by the Sarbanes Oxley Act (hereinafter, “SOX”) for the consolidated Financial Statements for each financial year due to its status as a listed entity before the US Securities and Exchange Commission (hereinafter, “SEC”), and has the involvement of the Group’s main executives in the design, implementation and maintenance of an effective internal control model that guarantees the quality and veracity of the financial information. The BBVA Group continuously works to strengthen its internal control model, which comprises two key components. The first of these is the control structure organized into three lines of defense, which is described in section 13.4 above, and the second, a governance scheme called Corporate Assurance, which establishes a framework for supervising the internal control model and escalating to Senior Management the main aspects related to the Group’s internal control. Corporate Assurance establishes a committee structure, both at the local and corporate level, which provides Senior Management with a comprehensive and homogeneous view of the main non-financial risks and relevant situations in the control environment. The aim is to facilitate agile and proactive decision-making for the mitigation or assumption of the main risks. The main executives responsible for the business and support areas, as well as those responsible for the second line of defense, participate in these committees. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .120.. 14.2. Financial reporting risk assessment (F.2.1) The ICFR was developed by the Group Management in accordance with international standards set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which establishes five components on which the effectiveness and efficiency of internal control systems must be based: Ensuring a sound control environment for monitoring all activities related to the generation of financial information. Assessing the risks that may be incurred by an entity in drawing up its financial information. Designing the necessary controls to mitigate the most critical risks. Establishing the adequate information circuits to detect and communicate the system’s weaknesses or inefficiencies. Monitoring such controls to ensure that they are operational and to guarantee their effectiveness over time. In order to identify the risks with a greater potential impact on the generation of financial information, the processes through which such information is generated are analyzed and documented, and an analysis of the risks, errors or inaccuracies that may arise in each is later conducted. Based on the corporate internal control methodology, risks are categorized by type, including process errors and fraud, and their probability of occurrence and possible impact are analyzed. The identification of risks in the process of preparing the financial statements, including those of misstatement, misrepresentation or omission, is performed by the first line of defense: those responsible for each of the processes that contribute to the preparation of financial reporting and their control. This risk identification is performed taking into account the theoretical risk model and the mitigation and control framework previously defined by the specialists for each type of risk (within the second line of defense) which, in the case of Finance, is the Internal Financial Control unit (RCS Finance, specializing in tax and financial reporting risk), who, in addition, challenges the functioning and effectiveness of the controls implemented. Whether the assessment of their controls is annual, quarterly or monthly is determined based on the significance of the risks, thus ensuring coverage of the risks considered critical for the financial statements. The assessment of the aforementioned risks and the design and effectiveness of their controls begins with the understanding of and insight into the analyzed operating process, considering criteria of quantitative materiality, likelihood of occurrence and economic impact, in addition to qualitative criteria associated with the type, complexity and nature of the risks or of the business or process structure itself. The system for identifying and assessing the risks of internal control over financial reporting is dynamic. It evolves continuously, always reflecting the reality of the Group’s business, changes in operating processes, the regulations applicable at all times, the risks affecting them and the controls that mitigate them. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .121.. All this is documented in a corporate management tool developed and managed by the Non-Financial Risk area (MIGRO, implemented in 2021). This tool documents all the risks and controls, by process, that are managed by the different risk specialists, including the Financial Internal Control – RCS Finance unit. Each of the processes identified in the BBVA Group for drawing up financial information aim to record all financial transactions, value the assets and liabilities in accordance with applicable accounting regulations and provide a breakdown of the information in accordance with regulatory requirements and market needs. The financial reporting control model analyses each of the phases of the processes mentioned above (from procedural governance, documentation, criteria setting, decision making, information provision, application operation, monitoring generated information, and reporting), in order to ensure that the risks identified in each process phase are adequately covered by controls that operate efficiently. The control model is updated when changes arise in the relevant processes or support tools for producing financial information The Finance area includes a department responsible for the Group’s financial consolidation, which carries out a monthly process of identification, analysis and updating of the perimeter of the Group’s consolidated companies. In addition, the information from the consolidation department on new companies set up by the Group’s different units and the changes made to existing companies is compared with the data analyzed by a specific committee at corporate level, whose objective is to analyze and document the changes in the composition of the corporate group and optimize its corporate structure (Corporate Structure Committee — CSC). In addition, the Bank’s Finance area, in exercising control over special purpose entities, periodically reports on the structure of the Group of companies to the Audit Committee. The model of internal control over financial reporting applies to processes for directly drawing up such financial information and to all operational or technical processes that could have a relevant impact on the financial, accounting, tax-related or management information. As mentioned above, the Group has an internal control model coordinated by the Regulation & Internal Control area, which uses a single methodology to assess all the Group’s non-financial risks (mainly: operational, technological, financial, legal, tax, reputational, compliance and third party risks). All the specialist risk areas and heads of control use a common tool (MIGRO) to document the identification of the risks, the controls that mitigate those risks and the assessment of their effectiveness. There are control assurers in all the operational or support areas, and therefore any type of risk that may affect the Group’s operations is analyzed under that methodology and is included in the ICFR insofar as it may have an impact on the financial information. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .122.. The process of identifying risks and evaluating the design, effectiveness and suitability of controls over the generation of financial information is documented frequently, at least annually, and is supervised by the Internal Audit area. Moreover, the Group’s Head of Internal Financial Control—RCS Finance reports annually to the Audit Committee on analysis work that has been carried out, on the conclusions of the assessment of the control model relating to the generation of financial information, and on the process for downstream certification of the effectiveness of the control model, undertaken by the financial officers of the main entities and Holding control specialists. This work follows a standard methodology in compliance with SOX legal requirements, under the aforesaid regulation, on systems of internal control over financial reporting, and is included in Form 20-F, submitted annually to the Securities and Exchange Commission (SEC), as indicated in Section 14.1 above. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .123.. 14.3. Financial reporting control activities (F.3) All processes related to the preparation of financial information are documented, as is the related control model: the potential risks associated with each process and the controls established to mitigate them. As explained in Section 14.2, the aforementioned risks and controls are recorded in the corporate tool MIGRO, which also includes the result of the assessment of the effectiveness of the controls and the degree of risk mitigation. In particular, the main processes related to the generation of financial information are carried out by the Finance area and are as follows: accounting, consolidation, financial reporting, financial planning and monitoring, financial and tax management. The analysis of these processes, their risks and their controls is also supplemented by that of all other critical risks, in the processes of the various business areas or other support areas, that may have a financial impact on the financial statements. In the review procedures for functioning of the control model, special attention is paid to the financial and tax-related information disseminated to the securities markets, including a specific review of controls on relevant judgements, estimates and projections used in the preparation of the above-mentioned information. As mentioned in Section 1.5 of the consolidated financial statements and in Section 1.5 of the Individual Financial Statements of BBVA, estimates are sometimes necessary to determine the amount at which certain assets, liabilities, revenues, expenses and commitments should be recorded. These estimates are made based on the best information available on the financial statement closing date and, together with the other relevant issues for the closing of the annual and six-monthly financial statements, are revised and authorized by a Committee made up of the principal experts in these matters. (F.3.1) The Group’s current internal control model has expanded the catalogue of technological risks managed as non-fi nancial risks to three distinct categories, under the responsibility of the Engineering Risk Control Specialist (RCS): PHYSICAL SECURITY IT SECURITY INFORMATION AND DATA SECURITY Covers risks arising from inadequate management of the physical security of assets (including technological assets, and therefore includes risks arising from improper physical access to infrastructure and facilities used in the management of fi nancial statements) and people, due to damage and deterioration of such assets. Covers the risks associated with the non-functioning or malfunctioning of systems for various reasons, the risk of integrity failure affecting systems or loss of data, including within the perimeter of coverage of the systems used to draw up the fi nancial statements. Covers risks due to unauthorized access, including the deliberate modifi cation or destruction of data, including those arising from cyber-attacks that affect the privacy, confi dentiality, availability and integrity of the information. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .124.. The internal control models include procedures and controls regarding the operation of information and access security systems, the segregation of functions, and the development and modification of computer applications used to generate financial information. Both types of control are identified in the internal control model for financial information and are analyzed and assessed periodically, in order to guarantee the integrity and reliability of the information drawn up. Consequently, the control model of the BBVA Group covers the adequate management of access control, establishes the correct and necessary steps taken to put applications into production as well as ensuring their subsequent support, the creation of backup copies, and assurance of continuity in the processing and recording of operations. In summary, the entire process of preparing and publishing financial information has established and documented the procedures and control models for technology and IT systems necessary to provide reasonable assurance of the correctness of the BBVA Group’s public financial information. (F.3.2) The internal control model includes specific procedures and controls over the management of subcontracted activities, or over the evaluation, calculation or valuation of assets or liabilities entrusted to independent experts. There is a specialist area for risk (RCS) arising from third party operations, a set of regulation and a non-financial risk admission committee that analyses outsourcing operations, the risks they can incorporate into the Group and the controls necessary for their mitigation. Additionally, the requirements to be met at the Group level for the activities to be subcontracted are established and monitored. In relation to outsourced financial processes, there are procedure manuals that cover the outsourced activity, identifying the processes to be run and the controls to be carried out by the service provider units and the units responsible for the outsourcing. The controls established in the outsourced processes concerning the generation of financial information are also tested by the Internal Financial Control area of the entity that carried out the outsourcing. The valuations from independent experts used for matters relevant for generating financial information are included within the standard circuit of review procedures executed by internal control, internal auditing and external auditing. (F.3.3) This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .125.. 14.4. Information and disclosure of financial information (F.4) The Finance area and, in particular, Accounting & Regulatory Reporting, has a robust governance system, which includes two Technical Working Groups: one for Accounting and one for Capital. The purpose of these committees is to analyze, study and issue standards that may affect the compilation of the Group’s financial and regulatory information, to determine the accounting and solvency criteria required to ensure that transactions are booked correctly, and to calculate capital requirements within the framework of the applicable standards. The Group also has an Accounting Policies Manual, which is updated and made available to all Group units by means of the Intranet. This Manual is the tool that guarantees that all the decisions related to accounting policies or specific accounting criteria to be applied in the Group are supported and are standardized. This Manual is approved by the Technical Accounting Working Group and is continuously documented and updated for use and analysis by all the Group’s entities. (F.4.1) The BBVA Group’s Finance area and the finance divisions in the countries are responsible for preparing the financial statements, in accordance with the accounting and consolidation manuals in force. The Bank also has consolidation software that collects the accounting information of the various companies within the Group and performs the consolidation processes, including the standardization of accounting criteria, aggregation of balances and consolidation adjustments. Control measures have also been implemented in each of the aforementioned processes, both locally and at consolidated level, to ensure that all the data supplying the financial information is collected in a comprehensive, exact and timely manner. There is also a single and standardized financial reporting system that is applicable to and used by all the Group units and supports the main financial statements and the explanatory notes. There are also control measures and procedures to ensure that the information disclosed to the markets contains a breakdown that is tailored to regulatory requirements and sufficient so as to enable investors and other users of the financial information to understand and interpret it. (F4.2) This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .126.. 14.5. Supervision of the system’s functioning (F.5) The internal control units of the business areas and of the support areas conduct a preliminary review of the internal control model, assess the risks identified in the processes, the effectiveness of controls, and the degree of mitigation of the risks, as well as identifying possible control weaknesses and designing, implementing and monitoring the mitigation measures and action plans. The first assessment of the effectiveness of the risk controls for the financial information preparation process is carried out by the RCA (Risk Control Assurer), who is responsible for control in the first line of defense, and subsequently by the RCS (Risk Control Specialist — second line of defense) who must challenge the design and operation of the controls in order to issue a conclusion on the operation of the control model established for the risks covered by his field of expertise. BBVA also has an Internal Audit unit that supports the Audit Committee with regard to the independent supervision of the internal financial information control system. The Internal Audit function is entirely independent of the units that draw up the financial information. All the weaknesses in controls, mitigation measures and specific action plans are documented in the corporate tool MIGRO and submitted to the internal control and operational risk committees of the areas, as well as to the local or global Corporate Assurance Committees, based on the significance of the detected issues. The result of the annual internal evaluation of the Internal Control System over Financial Reporting, carried out by Internal Audit and Internal Financial Control, is reported to the Audit Committee by those responsible for Internal Financial Control – RCS Finance. Both the weaknesses identified by the internal control units and those detected by the internal or external auditor have an action plan in place to correct or mitigate risk. During the 2024 financial year, the areas responsible for Group Internal Control conducted a full assessment of the system for internal control over financial reporting, and, to date, no material or significant weakness having any impact on the preparation of financial information have been revealed therein. Additionally, in compliance with SOX, the Group’s Internal Control and Internal Auditing areas annually assess the effectiveness of the model of internal control over financial reporting on a group of risks (within the perimeter of SOX companies) that could affect the process of drawing up the financial statements at local or consolidated level. This perimeter incorporates risks and controls in Finance and other specialisms that are not directly financial (technology, risks, operational processes, human resources, procurement, legal etc.). The results of this assessment are reported annually to the Audit Committee. (F.5.1) This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .127.. 14.5.1. Discussion procedure for internal control weaknesses (F.5.2) As described in Section 14.5 above, the Group has a procedure in place whereby the internal auditor and the heads of Internal Financial Control report to the Audit Committee any significant internal control weaknesses detected in the course of their work. Likewise, significant or material weaknesses would be reported, if they existed. Similarly, there is a procedure whereby the external auditor reports to the Audit Committee the result of their work assessing the system for internal control over financial information. Since BBVA is a listed company supervised by the SEC, the Group’s external auditor issues an annual opinion on the effectiveness of internal control over financial reporting contained in the Group’s consolidated annual financial statements as at December 31 of each year under PCAOB (Public Company Accounting Oversight Board) standards, in order to file a Form 20-F financial report with the SEC. On March 1, 2024, the BBVA Group, as a private foreign issuer in the United States, filed the Annual Report (Form 20-F) for the financial year ending on December 31, 2023, which was published on the Securities and Exchange Commission (SEC) website on that same date. In compliance with the requirements established in Section 404 of the Sarbanes-Oxley Act of 2002 by the Securities and Exchange Commission (SEC), this Annual Report Form 20-F included the certification of the Group’s senior executives on the establishment, maintenance and evaluation of the Group’s system of internal control over financial reporting. Moreover, the Form 20-F Annual Report included the external auditor’s opinion on the effectiveness of the Company’s system of internal control over financial reporting at the end of financial year 2023 in Item 15 (controls and procedures). The full Form 20-F Annual Report is available on the corporate website of Banco Bilbao Vizcaya Argentaria, S.A., www.bbva.com, under “Shareholders and Investors”, “Financial Reports”, financial year 2023, within the “Financial Information” section (F7.1) The Form 20-F Annual Report for financial year 2024 will also include, under Item 15 (controls and procedures), the external auditor’s opinion on the effectiveness of the Company’s system of internal control over financial reporting at year end 2024 and will be made available on the BBVA corporate website (www.bbva.com), under the section “Shareholders and Investors”, subsection “Financial Reports”, all for financial year 2024. All control weaknesses detected by the Internal Control, Internal Audit and External Audit areas have an action plan for their resolution and are reported to the Internal Control Committees of each area, to the Corporate Assurance Committees (local or global, depending on the severity of the weaknesses) and also to the Audit Committee. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .128.. 14.6. Additional control mechanisms (F.1.2) In addition to the bodies responsible for ICFR described in Section 14.1 above, BBVA relies on the following mechanisms: Training programs The Finance area has a specific programme of courses and seminars, run in both physical and virtual campus, which complement the general training of all employees of the BBVA Group, based on their roles and responsibilities. Specific training and periodic refresher courses are given on accounting and tax regulations, internal control and risk management, particularly for teams in the areas involved in preparing and reviewing the financial and tax-related information and in evaluating the internal control system, to help them perform their functions correctly. These courses are taught by professionals in the field and by renowned external providers. In addition, the BBVA Group has a personal development plan for all employees, which establishes a personalized training program to address the areas of knowledge required to perform the functions assigned to them. Code of Conduct BBVA has a Code of Conduct, approved by the Board of Directors, which sets out the behavior guidelines that BBVA members must follow in their professional activity. In February 2022, the Board of Directors approved an update of BBVA’s Code of Conduct to align it with new developments in the business and the environment in which BBVA operates and to meet the expectations of the communities in which the Group is present. This document was subsequently reviewed in July 2024 to adapt and update certain provisions to the evolution of jurisprudence and BBVA’s Internal Regulations. The Code of Conduct is regularly communicated to all BBVA employees and is published on the Bank’s website (www.bbva.com) and on the employees’ website (intranet). BBVA has an online training course on the Code of Conduct at the global level, with scope for the entire Group staff, including key staff in the financial function and new recruits. In addition, communication and dissemination campaigns for new content related to the Code of Conduct are carried out on a regular basis, also utilizing new formats and digital channels. In November 2022, in order to reinforce awareness and knowledge of the Code of Conduct among the workforce, a new corporate Code of Conduct course was published, which all BBVA employees are required to complete. This course includes, among other novelties, messages from members of Senior Management on different aspects of conduct to be taken into consideration in the daily activities of BBVA employees, demonstrating the commitment and importance that the Bank’s Senior Management attaches to maintaining a high corporate culture of compliance in the Company (“tone from the top”). The Code also establishes a Whistleblowing Channel where behaviors that deviate from the Code of Conduct or violate the law or internal regulations can be reported. The functions of the Risk and Compliance Committee include examining draft codes of ethics and conduct and their respective amendments, which have been prepared by the corresponding area of the Group, and issuing its opinion prior to the proposals that are to be made to the corporate bodies. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .129.. Additionally, BBVA has adopted a structure of Corporate Integrity Management Committees (with individual powers at the jurisdictional level). Their joint scope of action covers all the Group businesses and activities and their main function is to ensure effective application of the Code of Conduct. There is also a Corporate Integrity Management Committee, which is global in scope for the whole of BBVA. For its part, the Compliance function is entrusted by the Board of Directors with the task of promoting and supervising, independently and objectively, that the BBVA Group acts with integrity, particularly in activities that may entail a risk of money laundering and terrorist financing, or risk of compliance or conduct. The Compliance Unit is tasked with raising awareness of the Code of Conduct and enforcing compliance. In doing so, it helps to resolve doubts regarding the interpretation of the Code through the Code of Conduct Consultation Channel, while managing the Whistleblowing Channel. With regard to possible breaches of the Code of Conduct, BBVA has a disciplinary system in place through which action is taken as and when necessary. Whistleblower channel The Whistleblowing Channel is an essential part of the BBVA Group compliance system and is one of the processes established to ensure that the regulations and guidelines of the Code of Conduct are effectively applied. This Channel is also a means of helping BBVA members and third parties outside the Group to report confidentially and, if they wish, anonymously, behaviors that deviate from the Code of Conduct or violate applicable law or internal regulations, including financial or accounting irregularities. The Compliance Unit processes reports promptly in an objective and impartial manner and guarantees the confidentiality of the investigatory processes. During the 2021 financial year, the BBVA Group implemented a global Whistleblowing Channel tool provided by an external supplier in most geographical areas where the Group has a presence. This online platform is accessible to all employees through the corporate Intranet and third parties outside BBVA can access it via a public link posted on the BBVA Group website (www.bkms-system.com/bbva). This global tool raises the standards of security, confidentiality and anonymity and, therefore, the level of protection afforded the whistleblower and the party being reported. BBVA employees have at their disposal guides (FAQ, and a tutorial) to facilitate use of this tool. Whistleblowers play a key role in preventing and detecting inappropriate behavior, so affording them protection is a priority for the BBVA Group. Individuals who report facts or actions in good faith via the Whistleblowing Channel will not face any reprisals or other adverse consequences for what they report. In 2023, BBVA’s Board of Directors approved the general policy for handling reports received via the Whistleblowing Channel and on whistleblower protection, which aligns internal regulations with the requirements of Act 2/2023, of February 20, regulating the protection of people who report regulatory breaches and the fight against corruption. As explained in the previous section, there is a Corporate Integrity Management Committee that operates globally across the entire BBVA Group. Its and responsibilities (explained in greater detail in its regulations) include the following: Driving and monitoring global initiatives to foster and promote a culture of ethics and integrity among members of the Group. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .130..  Ensuring the uniform application of the Code. Promoting and monitoring the functioning and effectiveness of the Whistleblowing Channel. In cases where they are not already included among the members of the Committee, informing Senior Management and/or the person responsible for preparing the financial statements of any events and circumstances from which significant risks might arise for BBVA. In addition, through the Compliance Unit, periodic reports are submitted to the Risk and Compliance Committee which, in compliance with its Regulations, reviews and monitors the systems under which Group professionals may confidentially report any irregularities in financial information or other matters. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .131.. 15. Extent of compliance with corporate governance recommendations Of the 64 recommendations set out in the Code of Good Governance for Listed Companies, BBVA complies fully with most of them and partially complies with 3 of them, while a further 5 do not apply. This is detailed in the following table, which includes comments or explanations on some of these recommendations. In summary, the total number of recommendations that are met (compliant), partially met (partially compliant) or not met (non-compliant) are as follows: CORPORATE GOVERNANCE RECOMMENDATION Recommendation 1: The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market. Recommendation 2: Where the listed company is controlled by another entity within the meaning of Article 42 of the Spanish Commercial Code, whether listed or not, and has, directly or through its subsidiaries, business relations with said entity or one of its subsidiaries (other than those of the listed company) or engages in activities related to those of any one of them, it should publicly report accurately on: A. The respective areas of activity and potential business relations between the listed company or its subsidiaries and the parent company or its subsidiaries. B. The mechanisms in place to resolve any potential confl icts of interest that may arise. NOT APPLICABLE Recommendation 3: During the Annual General Meeting, as a supplement to the information circulated in the Annual Corporate Governance report, the Chair of the Board of Directors should verbally inform shareholders in suffi cient detail of the most relevant aspects of the Company’s Corporate Governance, particularly: A. Changes that have occurred since the previous Annual General Meeting. B. The specifi c reasons for the company not following a given Corporate Governance Code recommendation, and any alternative rules applied in this regard. Recommendation 4: The Company should establish and implement a policy of communication and contacts with shareholders and institutional investors within the framework of their involvement in the company, as well as with proxy advisers, that complies in full with market abuse regulations and accords equitable treatment to similarly situated shareholders. This policy should be disclosed on the company’s website, including information relating to how it has been put into practice and identifying the relevant actors or individuals responsible for the implementation thereof. And, without prejudice to the legal obligations regarding the disclosure of privileged information and other regulated information, the Company also has a general policy regarding the communication of economic-fi nancial, non-fi nancial and corporate information through the channels it deems appropriate (media, social media, or other channels) to help maximize dissemination and the quality of information available to the market, investors and other stakeholders. Recommendation 5: The Board of Directors should not make a proposal to the General Meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights in an amount exceeding 20% of capital at the time of such delegation. When the Board of Directors approves the issuance of shares or convertible securities that exclude pre-emptive subscription rights, the Company should immediately post the reports contemplated by commercial laws on its website regarding such exclusion. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .132.. PARTIALLY COMPLIANT At the General Meeting held on March 18, 2022, under items four and fi ve of the Agenda, the shareholders delegated to the Board of Directors the power to increase share capital and to issue convertible debentures, respectively, with a discretion to exclude, in whole or in part, the pre-emptive subscription rights of the shareholders in connection with any specifi c issuance using such authorities. This power to exclude pre-emptive subscription rights is limited in the aggregate of both authorities to 10% of BBVA’s share capital as at the time the resolutions were adopted. Also, at its meeting on April 20, 2021, the BBVA General Shareholders’ Meeting delegated to the Board of Directors the power to issue securities that are convertible into newly issued BBVA shares, the conversion of which is eventual and is foreseen to meet regulatory requirements concerning their eligibility as capital instruments and it also delegated the power to exclude, in whole or in part, the pre-emptive subscription right of shareholders within the context of a specifi c issuance, when required in the corporate interest and in compliance with the legal requirements and limitations applicable on each occasion, in which case limitation to 20% of the share capital shall not apply as the holdings of the shareholders would not be diluted. This is in accordance with the wording of the additional fi fteenth provision of the Corporate Enterprises Act, which states that the 20% limit provided for in Article 511 shall not apply to this type of issuance. Recommendation 6: Listed companies that prepare the reports listed below, whether on a mandatory or voluntary basis, should publish them on their website with suffi cient time prior to the Annual General Meeting, even when such publication is not required: A. Report on auditor independence. B. Reports on the functioning of the Audit Committee and the Appointments and Remuneration Committee. C. Audit Committee report on related-party transactions. Recommendation 7: The Company should broadcast its General Shareholders’ Meetings live on its website. And the Company should have mechanisms that enable proxy voting, remote voting and, in the case of large cap companies and to the extent the same are proportional, attendance and active participation in the General Meeting. Recommendation 8: The Audit Committee should ensure that the Annual Financial Statements presented by the Board of Directors to the General Shareholders’ Meeting are prepared in accordance with accounting regulations. And in cases where the statutory auditor has included any qualifi cations in its audit report, the Chair of the Audit Committee should clearly explain to the General Meeting the opinion of the Audit Committee on the content and scope thereof, making a summary of this opinion available to shareholders at the time of publication of the calling of the General Meeting, together with the other proposals and reports of the Board. Recommendation 9: The Company should disclose its requirements and procedures for demonstrating share ownership, the right to attend the General Shareholders’ Meeting and the exercise or delegation of voting rights, and display them permanently on its website. Such requirements and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner. Recommendation 10: When an accredited shareholder exercises the right to supplement the agenda or submit new proposals prior to the General Shareholders’ Meeting, the Company should: A. Immediately circulate the supplementary items and new proposals. B. Disclose the attendance card template and proxy appointment or remote voting form, duly modifi ed so that new agenda items and alternative proposals can be voted on in the same terms as those submitted by the Board of Directors. C. Put all these items or alternative proposals to a vote applying the same voting rules as for those submitted by the Board of Directors, with particular regard to presumptions or deductions about the direction of votes. D. After the general meeting, disclose the breakdown of votes on such supplementary items or alternative proposals. NOT APPLICABLE Recommendation 11: In the event that the company plans to pay premiums for attendance at the General Shareholders’ Meeting, it should fi rst establish a general, consistent policy regarding such premiums. NOT APPLICABLE Recommendation 12: The Board of Directors should perform its functions with unity of purpose and independent judgement, according the same treatment to all similarly situated shareholders. It should be guided by the corporate interest, understood as the achievement of a profi table business that is sustainable in the long term and promotes the continuity thereof while maximising the economic value of the company. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .133.. In furtherance of the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, customers and other stakeholders that may be affected, as applicable, as well as with the impact of its activities on the broader community and the natural environment. Recommendation 13: The Board of Directors should have an optimal size to promote its effi cient functioning and maximise participation. The recommended range is accordingly between fi ve and fi fteen members. Recommendation 14: The Board of Directors should approve a policy aimed at favouring an appropriate composition of the Board of Directors and that: A. Is concrete and verifi able; B. ensures that appointment or re-appointment proposals are based on a prior analysis of the needs of the board of directors; and C. favors a diversity of knowledge, experience, age and gender. To this end, measures that encourage the company to have a signifi cant number of female senior managers are considered to favour gender diversity. The results of the prior analysis of the needs of the Board of Directors should be contained in the supporting report from the Appointments Committee published upon the calling of the General Shareholders’ Meeting at which the ratifi cation, appointment or re-election of each director is to be submitted. The Appointments Committee should verify compliance with this policy on an annual basis and set out its fi ndings in the Annual Corporate Governance Report Recommendation 15: Proprietary and independent directors should constitute an ample majority on the Board of Directors, while the number of executive directors should be the minimum necessary, bearing in mind the complexity of the corporate group and the percentage shares held by the executive directors in the company’s capital. Female directors should account for at least 40% of the members of the Board of Directors before the end of 2022 and thereafter, without representing less than 30% prior to this. Recommendation 16: The percentage of proprietary directors out of all non-executive directors should be no greater than the proportion of the ownership in the Company represented by such directors to the remainder of the company’s capital. This criterion may be relaxed: A. At large cap companies where few or no equity shares are considered by law to be signifi cant shareholdings. B. At companies with a plurality of shareholders represented on the Board of Directors but who are not otherwise related. Recommendation 17: Independent directors should represent at least half of all Board members. However, when the Company does not have a large market capitalization, or when a large cap company has shareholders who, individually or together, control over 30% of the share capital, independent directors should constitute at least a third of the total number of directors. Recommendation 18: Companies should disclose the following information regarding their Directors on their websites and keep it up to date: A. Background and professional experience. B. Directorships held in other companies, whether listed or not, and other paid activities in which they engage of whatever nature. C. Indication of the class of directors to which they belong, specifying, in the case of proprietary directors, the shareholder they represent or are related to. D. Date of their fi rst appointment as a board member and subsequent re-elections. E. Company shares and share options that they own. Recommendation 19: Following verifi cation by the Appointments Committee, the Annual Corporate Governance Report should disclose the reasons for the appointment of proprietary directors at the behest of shareholders controlling less than 3% of capital, and explain any formal requests for a seat on the Board that were denied where such requests came from shareholders whose interests in NOT APPLICABLE This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Corporate Governance Report of BBVA 134

the company's share capital were equal to or greater than those of others at whose behest proprietary directors were appointed.	
Recommendation 20: Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their interests in the company to a point that requires a decrease in their number of proprietary directors, the number of such directors should be reduced accordingly.	NOT APPLICABLE
Recommendation 21: The Board of Directors should not propose the removal of any independent director before the expiry of their term as provided for in the Bylaws, except for just cause as determined by the Board of Directors following a report from the Appointments Committee. In particular, just cause will be presumed when directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a director, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation. The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company's capital structure, provided the changes in the structure of the Board of Directors are in furtherance of the principle of proportionality set out in Recommendation 16.	✓
Recommendation 22: Companies should establish rules obliging directors to report and, if applicable, resign in the event they are affected by circumstances that, whether or not related to their actions at the company itself, could harm the Company's standing and reputation, and, in particular, to inform the Board of Directors of any criminal charges brought against them and of the latest updates and developments in the proceedings. And, having been informed or having otherwise become aware of any of the situations mentioned in the previous paragraph, the Board should examine the situation as promptly as possible and, taking into account the specific circumstances, decide, following a report from the Appointments and Remuneration Committee, whether or not to adopt any measures, such as opening an internal investigation, requesting the resignation of the director or proposing their removal. This should be reported in the Annual Corporate Governance Report, unless special circumstances warrant otherwise, which must be recorded in the minutes. This is without prejudice to the information that the Company is required to disseminate, if appropriate, at the time the corresponding measures are adopted.	✓
Recommendation 23: Directors should express their clear opposition when they feel a proposal submitted to the Board of Directors might damage the corporate interest. In particular, independent and other directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking Board representation. When the Board of Directors makes significant or repeated decisions with regard to which a director has expressed serious reservations, the director should draw the pertinent conclusions and, if they decide to resign, should set out their reasons in the letter referenced in the next recommendation. This recommendation also applies to the Secretary of the Board of Directors, even if the secretary is not a director.	✓
Recommendation 24: When, either due to resignation or following a resolution of the General Meeting, a director leaves their role prior to the end of their term, they should provide sufficient explanation for the resignation or, in the case of non-executive directors, an opinion on the General Meeting's grounds for removal, in a letter to be sent to all Board members. And, without prejudice to the inclusion of all of the foregoing in the Annual Corporate Governance Report, to the extent that it is relevant to investors, the Company should make the departure public as soon as possible, including sufficient reference to the reasons or circumstances provided by the director.	✓
Recommendation 25: The Appointments Committee should ensure that non-executive directors have sufficient time available to fulfil their responsibilities effectively. The regulations of the Board of Directors should establish the maximum number of company boards on which its directors can serve.	✓
Recommendation 26: The Board of Directors should meet with the necessary frequency to properly perform its functions, eight times a year at a minimum, in accordance with a calendar and agendas set at the start of the financial year to which each director may propose the addition of initially unscheduled agenda items.	✓

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .135.. Recommendation 27: Director absences should be kept to a strict minimum and quantified in the Annual Corporate Governance Report. In the event of an absence, Directors should designate a proxy with instructions. Recommendation 28: When directors or the Secretary express concerns about a proposal or, in the case of directors, about the Company’s performance, and such concerns are not resolved at the Board meeting, they should be recorded in the minutes if the person expressing them so requests. Recommendation 29: The Company should establish suitable channels for Directors to obtain the advice they need to carry out their duties, extending if necessary to external advisory services at the company’s expense. Recommendation 30: Regardless of the knowledge Directors must possess to carry out their duties, companies should also offer Directors refresher courses when circumstances so advise. Recommendation 31: The agendas of board meetings should clearly indicate on which points the Board of Directors must arrive at a decision, so that directors can study or gather together the information they need beforehand. For reasons of urgency, the Chair may wish to present decisions or resolutions for Board approval that were not on the agenda. In such exceptional circumstances, the inclusion thereof will require the express prior consent of a majority of the directors present, which shall be duly recorded in the minutes. Recommendation 32: Directors should be regularly informed of changes in share ownership and of the views of signifi cant shareholders, investors and rating agencies on the Company and its Group. Recommendation 33: The Chair, as the person charged with the effi cient functioning of the Board of Directors, in addition to performing the duties attributed thereto by law and the Company’s bylaws, should prepare and submit to the Board a schedule of meeting dates and agendas; organize and coordinate regular evaluations of the Board and, where appropriate, the Company’s chief executive; exercise leadership of the Board and be accountable for its proper functioning; ensure that suffi cient time is given to the discussion of strategic issues; and approve and review refresher courses for each director, when circumstances so advise. Recommendation 34: When there is a Lead Director, the Bylaws or the Regulations of the Board of Directors should confer upon him or her the following powers, in addition to those conferred by by law: to chair the board of directors in the absence of the chairperson and deputy chairperson; to refl ect the concerns of non-executive directors; to liaise with investors and shareholders in order to hear their views and understand their concerns, especially those to do with the company’s corporate governance; and coordinate the Chair’s succession. Recommendation 35: The Secretary of the Board of Directors should strive to ensure that the Board’s actions and decisions are informed by the governance recommendations in the Good Governance Code that are applicable to the Company. Recommendation 36: The full Board of Directors should conduct an annual evaluation, adopting, where necessary, an action plan to correct weaknesses detected in: A. The quality and effi ciency of the Board’s functioning. B. The functioning and composition of its Committees. C. The diversity of Board composition and skills. D. The performance of the Chair of the Board of Directors and the CEO of the Company. E. The performance and contribution of each director, paying special attention to those responsible for the various Board Committees. The evaluation of the various Committees will be based on the report submitted by them to the Board of Directors, and for the latter, on the report submitted by the Appointments Committee. Every three years, the Board of Directors should engage an external consultant to aid in the evaluation process, the independence of which should be verifi ed by the Appointments Committee. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .136.. Any business dealings that the consultant or members of its corporate group maintain with the Company or members of its Group should be disclosed in the Annual Corporate Governance Report. The process followed and areas evaluated should be detailed in the Annual Corporate Governance Report. Recommendation 37: That when there is an Executive Committee, there must be at least two non-executive directors, at least one of them being independent; and that its Secretary must be that of the Board of Directors. Recommendation 38: The Board of Directors should be kept fully informed of the matters discussed and decisions made by the Executive Committee, and all Board members should receive a copy of the Executive Committee’s minutes. Recommendation 39: When appointing members of the Audit Committee, and particularly its Chair, their knowledge and background in accounting, auditing and both fi nancial and non-fi nancial risk management should be taken into account. Recommendation 40: There should be a unit in charge of the internal audit function, under the supervision of the Audit Committee, to monitor the effectiveness of information and internal control systems. This unit should report functionally to the Board’s non-executive Chair or the Chair of the Audit Committee. Recommendation 41: The head of the unit tasked with the internal audit function should submit its annual work plan to the Audit Committee, for approval by the Audit Committee or the Board, directly inform it of its implementation, including potential impact and scope limitations arising during deployment and the results and monitoring of its recommendations and submit an activity report to it at the end of each fi nancial year. . Recommendation 42: The Audit Committee should have the following functions over and above those conferred by law: I. Regarding reporting systems and internal control systems: A. Monitor and evaluate the process of preparing and the integrity of fi nancial and non-fi nancial information, as well as the control and management systems for fi nancial and non-fi nancial risks related to the Company and, where applicable, the Group, including operational, technological, legal, social, environmental, political and reputational or corruption-related issues, reviewing compliance with regulatory requirements, proper delimitation of the consolidation perimeter and proper application of accounting criteria. B. Monitor the independence of the unit handling the internal audit function; propose the selection, appointment and dismissal of the head of the internal audit service; propose the service’s budget; approve or propose that the Board approve its priorities and annual work plans, ensuring that its activity focuses primarily on signifi cant risks (including reputational risks); receive regular reports on its activities; and verify that Senior Management is acting on the fi ndings and recommendations of its reports. C. Establish and supervise a mechanism that allows employees and other persons related to the company, such as directors, shareholders, suppliers, contractors or subcontractors, to report irregularities of potential signifi cance, including fi nancial and accounting irregularities, or any other type, related to the company that they notice within the company or its Group. This mechanism must ensure confi dentiality and, in any case, provide for scenarios under which information can be passed on anonymously, safeguarding the rights of the reporting party and the subject of the report. D. Generally ensure that established internal control policies and systems are effectively implemented in practice. II. In relation to the external auditor: A. Investigate the circumstances giving rise to the resignation of the external auditor, should this come about. B. Ensure that the remuneration of the external auditor does not compromise its quality or independence. C. Ensure that the Company communicates any change in the external auditor through the CNMV, accompanied by a statement regarding any disagreements arising with the outgoing auditor and the reasons for the same. D. Ensure that the external auditor has a yearly meeting with the full Board of Directors to inform it of the work undertaken and developments in the company’s risk and accounting positions. E. Ensure that the Company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Corporate Governance Report of BBVA 137

Recommendation 42: PARTIALLY COMPLIANT

Given that BBVA is a credit institution, subject to sector regulations, it has a specific Board Committee regarding risks, the Risk and Compliance Committee, in accordance with the applicable sector regulations.

Thus, certain functions included in this recommendation, in particular, in section 1.a) on the supervision of control and risk management systems; in section 1.c), on the supervision of a mechanism for the communication of irregularities of special significance; and in section 1.d), on the supervision of the application of internal control policies and systems, are attributed, in accordance with the provisions of the Board Regulations, to the Risk and Compliance Committee, currently composed exclusively of independent directors, including its Chair.

Within the framework of BBVA's Corporate Governance System, this Committee assists the Board in determining and monitoring the control and management policy for all the Group's risks (financial and non-financial) that do not correspond to the other Board Committees, and also has other specialised Committees that assist the Board in other control functions in coordination with the Risk and Compliance Committee, such as those corresponding to internal financial control, which are the responsibility of the Audit Committee, those of technological risk, which are the responsibility of the Technology and Cybersecurity Committee, and those of business and reputational risk, which are the responsibility of the Executive Committee. In addition, the Risk and Compliance Committee assists the Board in supervising the reporting and internal control systems, the Regulation and Internal Control function (which includes, among other units, Compliance) and the implementation of risk and compliance cultures across the Group.

Notwithstanding the above, the Audit Committee receives directly the reports that the internal and external auditors make on their activities related to the control and management of the Group's financial and non-financial risks, within the framework of their responsibilities and in accordance with the coordination mechanism between Committees provided for in the Board Regulations, for the best performance of their duties.

Recommendation 43: The Audit Committee should be empowered to meet with any company employee or manager, even requesting that they appear without the presence of another manager.

Recommendation 44: The Audit Committee should be informed of any structural or corporate changes the Company is planning, so the Committee can analyse the transaction and report to the Board of Directors beforehand on its economic terms and accounting impact and, in particular and when applicable, the proposed exchange ratio.

Recommendation 45: The risk control and management policy should identify or determine at least:

A. The different types of financial and non-financial risks the Company is exposed to (including operational, technological, legal, social, environmental, political and reputational risks, including corruption-related risks), with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks.

B. A risk control and management model based on different levels, including a specialised Risk Committee when sector regulations provide for this or the Company deems it appropriate.

C. The level of risk the Company sees as acceptable.

D. The measures in place to mitigate the impact of identified risks, should they materialise.

E. The reporting and internal control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.

Recommendation 46: Companies should establish an internal risk control and management function in the charge of one of the company's internal departments or units and under the direct supervision of the Audit Committee or some other dedicated Board Committee. This function should be expressly charged with the following responsibilities:

A. Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the Company is exposed to are correctly identified, managed and quantified.

B. Actively participate in the preparation of risk strategies and in key decisions regarding the management thereof.

C. Ensure that risk control and management systems are mitigating risks effectively within the framework of the policy established by the Board of Directors.

Recommendation 47: Members of the Appointments and Remuneration Committee—or the Appointments Committee and the Remuneration Committee, if separately constituted—should have the right balance of knowledge, skills and experience for the duties they are called on to discharge. The majority of such members should be independent directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .138.. Recommendation 48: Large cap companies should have separately constituted Appointments and Remuneration Committees. Recommendation 49: The Appointments Committee should consult with the Chair of the Board of Directors and the Company’s chief executive, especially on matters relating to executive directors. When there are vacancies on the Board, any of the directors may request that the Appointments Committee consider potential candidates that they might fi nd suitable. Recommendation 50: The Remuneration Committee should operate independently and have the following functions in addition to those conferred by law: A. Propose to the Board of Directors the basic contractual conditions for senior managers. B. Monitor compliance with the remuneration policy set by the Company. C. Periodically review the Remuneration Policy for directors and senior managers, including share-based remuneration systems and their application, and ensure that their individual remuneration is proportionate to the amounts paid to other directors and senior managers at the Company. D. Ensure that potential confl icts of interest do not undermine the independence of any external advisory services rendered to the Committee. E. Verify the information on directors’ and senior managers’ remuneration contained in corporate documents, including the annual report on the remuneration of directors. Recommendation 51: The Remuneration Committee should consult with the Company’s Chair and chief executive, especially on matters relating to executive directors and senior managers. Recommendation 52: The rules regarding the composition and functioning of Supervision and Control Committees should be set out in the regulations of the Board of Directors and aligned with those imposed on Committees by law as specifi ed in the preceding recommendations, including that: A. Committees should be composed exclusively of non-executive directors, with a majority of independent directors. B. They should be chaired by independent directors. C. The Board of Directors should appoint the members of such Committees with regard to the knowledge, skills and experience of the directors on and remits of each Committee; deliberate regarding their proposals and reports; and provide reports on their activities and work at the fi rst plenary Board meeting to be held following each committee meeting. D. They may engage external advisory services when they deem this to be necessary for the discharge of their functions. E. Minutes should be taken at all meetings and made available to all directors. Recommendation 52: PARTIALLY COMPLIANT Partial compliance indicated in connection with this recommendation given that the Technology and Cybersecurity Committee, which is a consultative Committee, established on a voluntary basis by the Bank and without executive functions, is made up of four non-executive members and chaired by an executive director. The remit of this Committee, which does not meet the attributes of a supervision and control committee, given its technical and support nature, as per its regulations, includes reporting, supervision, advice and proposal-making, with the purpose of aiding the Board of Directors in the best performance of its duties. In 2024, the Technology and Cybersecurity Committee performed the specifi c duties of assisting the Board in the monitoring of technology and cybersecurity risks assigned to it in its regulations, additionally and supplementing the monitoring of all BBVA Group fi nancial and non-fi nancial risks developed by the Risk and Compliance Committee, in support of the Board, which is justifi ed by the particular and technical nature of technology and cybersecurity related matters. Recommendation 53: Monitoring of compliance with the policies and regulations of the Company in environmental, social and corporate governance matters, as well as with internal codes of conduct, should be assigned to one Committee or entrusted to several Committees of the Board of Directors, whether the Audit Committee, the Appointments Committee, a specialized sustainability or corporate social responsibility committee or another specialized Committee that the Board of Directors, in furtherance of its powers of self-organization, may have chosen to create. And such a Committee should be composed only of non-executive directors, the majority being independent and specifi cally assigned the minimum duties set out in the following recommendation. To complement Recommendation 53, the oversight of the Bank’s compliance with policies and rules in the area of environmental, social and corporate governance, as well as internal codes of conduct, and other matters referred to in Recommendation 54, is attributed, in a coordinated This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .139.. fashion, to several Board Committees, depending on their respective remits. More specifi cally, these powers are attributed to the Appointments and Corporate Governance Committees, the Audit Committee and the Risk and Compliance Committee, all of which are composed exclusively of non-executive directors and include a signifi cant number of independent directors. In accordance with their functions, the Appointments and Corporate Governance Committee periodically assesses and reviews BBVA’s Corporate Governance System; and the Audit Committee is responsible for overseeing the process of drawing up and presenting the related public information. Meanwhile, the Risk and Compliance Committee monitors the trend in all the Group’s fi nancial and non-fi nancial risks, which provides it with a global and complete vision of all risks, including those associated with sustainability (transition and climate change risk) and their integration into the Group’s risk analysis and management, included in the Group’s Risk Appetite Framework, in coordination with the rest of the Committees (through different reports and “cross” membership) to which, due to their expertise, the Board has assigned specifi c non-fi nancial risk functions. Likewise, the Risk and Compliance Committee, in accordance with the functions ascribed to it in its Regulations, receives information on any non-compliances with applicable internal and external regulations and also examines the draft codes of ethics and conduct and their respective amendments. These functions are integrated in the activities carried out by the Board Committees during 2024. Recommendation 54: The minimum functions referred to in the above recommendation are as follows: A. Monitoring of compliance with corporate governance rules and internal company codes of conduct, ensuring the alignment of the corporate culture with its purpose and values. B. Monitoring the implementation of the general policy relating to the communication of economic-fi nancial, non-fi nancial and corporate information as well as communication with shareholders and investors, proxy advisers and other stakeholders. In addition, the way in which the entity communicates and engages with small and medium-sized shareholders will also be monitored. C. Periodic evaluation and review of the effectiveness of the Company’s corporate governance system and its environmental and social policy with the aim of procuring that they fulfi l their mission to promote the corporate interest and take account, as applicable, of the legitimate interests of the remaining stakeholders. D. Monitoring the company’s environmental and social practices to ensure their alignment with the established strategy and policy. E. Monitoring and evaluating the company’s interactions with its various stakeholder groups. Recommendation 55: Environmental and social sustainability policies should identify and include at least: A. The principles, commitments, objectives and strategy relating to shareholders, employees, customers, suppliers, social issues, the environment, diversity, tax responsibility, respect for human rights and prevention of corruption and other illegal conduct. B. Methods and systems to monitor compliance with policies, associated risks and the management thereof. C. Mechanisms for monitoring non-fi nancial risks, including those related to ethics and business conduct. D. Channels for stakeholder communication, participation and dialogue. E. Responsible communication practices that prevent the manipulation of information and protect honor and integrity. Recommendation 56: The remuneration of directors should be such as is necessary to attract and retain directors with the desired profi le and to reward the dedication, qualifi cations and responsibility that the position requires, but not so high as to compromise the independence of judgment of non-executive directors. Recommendation 57: Variable remuneration linked to the company’s and the director’s performance, the award of shares, options or any other right to acquire shares or instruments tied to the price of shares, and long-term savings schemes such as pension and retirement plans and other social pension systems should be limited to executive directors. The company may consider the share-based remuneration of non-executive directors provided they retain such shares until they are no longer serving as directors. The foregoing condition will not apply to any shares that the director must dispose of to satisfy costs related to their acquisition. Recommendation 58: In the case of variable remuneration, remuneration policies should include limits and technical safeguards to ensure that such remuneration refl ects the professional performance of the benefi ciaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind. In particular, components of variable remuneration should: A. Be tied to predetermined and measurable performance criteria that factor in the risk assumed to obtain a given outcome. B. Promote the sustainability of the company and include non-fi nancial criteria that are suited to the long-term creation of value, such as compliance with the company’s internal rules and procedures and its risk control and management policies. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .140.. C. Be structured around achieving a balance between the fulfi lment of short, medium and long-term objectives, such that performance-related pay rewards ongoing achievement over a suffi cient period of time to appreciate its contribution to the long-term creation of value and to ensure that performance is not measured based solely on one-off, occasional or extraordinary events. Recommendation 59: The payment of variable remuneration components should be subject to suffi cient verifi cation that performance-related or other previously established conditions have been effectively fulfi lled. The criteria in relation to the required timing and methods of such verifi cation must be provided by the bodies in the annual report on the remuneration of directors, according to the nature and characteristics of each variable component. In addition, entities must evaluate whether to establish a reduction (‘malus’) arrangement based on the deferral, for a suffi cient period, of the payment of a part of the variable components that entails the total or partial loss thereof in the event this is deemed advisable due to an event occurring prior to the time of payment. Recommendation 60: Remuneration tied to company results should take into account any qualifi cations stated in the external auditor’s report that reduce such results. Recommendation 61: A signifi cant percentage of executive directors’ variable remuneration should be tied to the award of shares or fi nancial instruments whose value is linked to the share price. Recommendation 62: Once the shares, options or fi nancial instruments corresponding to the remuneration systems have been allocated, the executive directors may not transfer their ownership of or exercise them until a period of at least three years has elapsed. An exception to the above is made in the event that the director has, at the time of transfer or exercise, a net economic exposure to the change in the price of shares for a market value equal to at least twice their annual fi xed remuneration through the ownership of shares, options or other fi nancial instruments. The foregoing shall not apply to any shares that the director may need to dispose of in order to cover the costs associated with their acquisition or, subject to approval by the Remuneration Committee, in the event of extraordinary situations that require it. Recommendation 63: Contractual arrangements should include provisions that permit the company to request the reimbursement of variable remuneration components when the payment thereof was not in line with the conditions applicable to the director’s performance or was based on data subsequently found to be incorrect. Recommendation 64: Resolution or termination payments should not exceed an amount equal to two years of the director’s total annual remuneration and should not be paid until the company confi rms that the director has met the predetermined performance criteria or conditions established for the receipt thereof. For purposes of this recommendation, contractual resolution or termination payments shall include any credits whose accrual or payment obligation arises upon or as a consequence of the termination of the contractual relationship linking the director with the company, including unvested amounts in long-term savings systems and amounts awarded in connection with post-contractual non-compete agreements. As a complement to Recommendation 64, it should be noted that, in accordance with the provisions of the BBVA Directors’ Remuneration Policy, approved at the 2023 Annual General Meeting, the Bank has no commitments to pay indemnities to executive directors. As set out in the above-mentioned Remuneration Policy, the contractual framework defi ned for the executive directors establishes a post-contractual non-competition clause for executive directors, effective for a duration of two years after they leave their role as BBVA executive directors, provided that they do not leave due to retirement, disability or serious dereliction of duties. In compensation for this arrangement, the executive directors will receive from the Bank a remuneration in a total amount equivalent to one fi xed annual remuneration for each year of duration, which will be paid on a monthly basis during the two-year term of the non-compete arrangement. Furthermore, as described in section 8 above, the Bank has assumed pension commitments with the Chair to cover the contingencies of retirement, disability or death, under the terms set out in the BBVA Directors’ Remuneration Policy. In the case of the commitment to cover the retirement contingency, the scheme operates under a defi ned contribution system, for which the annual contributions to be made are fi xed in advance. By virtue of this commitment, the Chair is entitled to receive a retirement benefi t, when he reaches the legally established age, which will be the result of the sum of the contributions made by the Bank and their corresponding yields up to that date, provided that he is not terminated due to a serious breach of his duties. There is no provision for the possibility of receiving an early retirement pension. They do not provide for the possibility of receiving the retirement pension in advance. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA

Annual Corporate Governance Report of BBVA 141

ANNEX 1

Reconciliation with the CNMV template set out in Circular 5/2013

Sections of the CNMV template	Sections in this Report in free format
A. OWNERSHIP STRUCTURE	
A.1 Complete the following table on share capital and the attributed voting rights, including those corresponding to shares with a loyalty vote as of the closing date of the year, where appropriate. Indicate whether company bylaws contain the provision of double loyalty voting. Indicate whether there are different classes of shares with different associated rights:	Section 3.1 Share capital
A.2 List the company's significant direct and indirect shareholders at year end, including directors with a significant shareholding.	Section 3.2. Significant stakes
A.3 Detail, regardless of the percentage, the shareholdings as of financial year-end of the members of the board of directors that hold voting rights associated with company shares or through financial instruments.	Section 3.3. Shareholdings held by members of the Board of Directors in the share capital
A.4 If applicable, indicate any family, commercial, contractual or corporate relationships that exist among owners of significant shareholdings to the extent that they are known to the company.	Section 3.2 Significant shareholdings (Subsection 3.2.1: Relationships among significant shareholders
A.5 Where applicable, indicate any commercial, contractual or corporate relationships between owners of significant shareholdings and the company and/or its group.	Section 3.2 Significant shareholdings (Subsection 3.2.1: Relationships among significant shareholders
A.6 Describe the relationships, unless insignificant for both parties, that exist between significant shareholders or shareholders represented on the Board and directors, or their representatives in the case of directors that are legal persons.	Section 3.2 Significant stakes (Subsection 3.2.1: Relationships between significant shareholders)
A.7 Indicate whether the company has been informed of any shareholder agreements that may affect it, as established in Articles 530 and 531 of the Corporate Enterprises Act. Indicate whether the Company is aware of the existence of concerted actions between its shareholders.	Section 3.1 Share capital and Section 3.4 Shareholders' agreements
A.8 Indicate whether any legal entities or natural persons exercise or may exercise control over the company pursuant to Article 5 of the Securities Exchange Act.	Section 3.1 Share Capital
A.9 Treasury shares held by the Company. Explain any significant changes that have occurred during the financial year.	Section 3.5 Treasury shares and buy-back programs
A.10 Describe the conditions and terms of the current mandate from the general meeting to the board of directors to issue, buy back or transfer treasury shares.	Section 3.5 Treasury shares and buy-back programs and Section 3.6 Agreements on share capital
A.11 Estimated floating capital.	Section 3.1 Share Capital
A.12 Indicate whether there are any restrictions (bylaws, legislative or otherwise) on the transfer of shares and/or any restrictions on voting rights. In particular, report the existence of any restrictions that might hinder the takeover of the company through the purchase of its shares on the market, as well as any authorisation or prior communication regimes that are applicable to the purchase or transfer of the company's financial instruments as provided by law in the sector.	Section 3.1 Share Capital and Section 4 General Meeting
A.13 Indicate whether the general meeting has resolved to adopt measures to neutralise a public takeover bid pursuant to the provisions of Act 6/2007.	Section 3.1 Share Capital
A.14 Indicate whether the Company has issued shares that are not traded on a regulated EU market.	Section 3.1 Share Capital

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA

Annual Corporate Governance Report of BBVA 142

B. GENERAL MEETING	
B.1 Indicate whether there are any differences between the minimum quorum regime established by the Spanish Corporate Enterprises Act for General Shareholders' Meetings and the quorum set by the Company, and if so give details.	Section 4.1 Quorums and majorities
B.2 Indicate, providing details where applicable, whether there are any differences to the minimum standards established under the Corporate Enterprises Act (CEA) for the adoption of corporate resolutions:	Section 4.1 Quorums and majorities
B.3 Indicate the rules for amending the Company's Bylaws. In particular, report the majorities needed to amend the bylaws as well as any rules established to safeguard shareholders' rights when amending the bylaws.	Section 4.1 Quorums and majorities (Subsection 4.1.1: Amendment of the Bylaws)
B.4 Provide data on attendance at General Meetings held during the financial year covered by this report and in the previous two financial years.	Section 4.2 General Meeting attendance data
B.5 Indicate whether there were any items on the agenda for the general meetings that took place during the financial year that were not approved by the shareholders for any reason.	Section 4.3 General Meetings held in financial year 2024
B.6 Indicate whether the bylaws contain any restrictions requiring a minimum number of shares to attend General Shareholders' Meetings, or to vote remotely.	Section 4 General Meeting
B.7 Indicate whether it has been established that certain decisions, other than those established by law, entailing an acquisition, disposal or contribution to another company of essential assets or other similar corporate transactions must be submitted for approval to the General Shareholders' Meeting.	Section 4.1 Quorums and majorities
B.8 Indicate the address and means of access, on the company's website, to information on corporate governance and other information on general meetings that must be made available to shareholders on the company's website.	Section 4.3 General Meetings held in financial year 2024 (Subsection 4.3.1: Resolutions adopted at the 2024 Annual General Meeting) and (Subsection 4.3.2: Resolutions adopted at the 2024 Extraordinary General Shareholders' Meeting)

C. COMPANY MANAGEMENT STRUCTURE	
C1 Board of Directors	
C.1.1 Maximum and minimum number of directors established in the bylaws and number set by the general meeting.	Section 5 Board of Directors
C.1.2 Board members.	Section 5 Board of Directors and Section 5.3 Structure of the Board of Directors
C.1.3 Directorship types.	Section 5 Board of Directors, Section 5.1 Board composition, Subsection 5.1.1: Profiles of the members of the Board of Directors and Subsection 5.1.2.1: Positions held by directors at other Group companies
C.1.4 Number of female directors at the end of the last four financial years, as well as the category of such directors.	Section 5.1 Board composition (Sub-section 5.1.3: Female directors on the Board)
C.1.5 Indicate whether the Company has diversity policies in relation to its Board of Directors on such questions as age, gender, disability, education and professional experience. In accordance with the definition contained in the Spanish Account Auditing Act, small and medium-sized companies are required to report, at a minimum, the policy that they have established with regard to gender diversity.	Section 5.2 Selection, appointment, re-election and removal of directors (Subsection 5.2.1: Time commitment and dedication)
C.1.6 Explain the measures that, if any, agreed upon by the Appointments Committee to ensure that the selection procedures are not affected by hidden biases which impede the selection of female directors, and that the company deliberately seeks and includes, among potential candidates, women who meet the professional profile sought and that this allows for a balanced presence of women and men. Please also indicate whether these measures include encouraging the company to have a significant number of female senior managers.	Section 5.2 Selection, appointment, re-election and removal of directors (Subsection 5.2.1: Time commitment and dedication)
C.1.7 Explain the conclusions of the Appointments Committee regarding verification of compliance with the policy aimed at promoting an appropriate composition of the Board of Directors.	Section 5.2 Selection, appointment, re-election and removal of directors (Subsection 5.2.1: Time commitment and dedication)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .143.. C.1.8 Where applicable, explain why proprietary directors have been appointed at the behest of shareholders whose holding is less than 3% of the capital: Section 5.1 Board composition C.1.9 Where applicable, indicate the powers and authority delegated by the board of directors, including as it relates to potential share issuances or buybacks, to directors or Board Committees. Sections 5.1 Board composition (Subsection 5.1.1: Profi les of the members of the Board of Directors) and Section 6.3 Executive Committee (Subsection 6.3.2: Functions of the Executive Committee) C.1.10 Identify, where applicable, the members of the Board who hold positions as directors, representatives of directors or executives in other companies that form part of the listed company’s group. Section 5.1 Board composition (Subsection 5.1.2.1: Positions held by directors at other Group companies) C.1.11 Detail the director or director representative roles held by directors or representatives of members of the board of directors of the company in other companies, whether listed or not. Section 5.1 Board composition (Subsection 5.1.2.2: Positions held by directors at other companies, listed and unlisted entities) C.1.12 Indicate and, if applicable, explain whether the Company has established rules on the maximum number of corporate boards of directors that its directors may serve on, identifying, if applicable, where this is regulated. Section 5.1 Board composition (Subsection 5.1.2: Time commitment and dedication) C.1.13 Indicate the amounts of the items relating to the overall remuneration of the Board of Directors below. Section 8 Directors´ Remuneration C.1.14 Identify the members of Senior Management who are not also executive directors, and indicate the total remuneration accrued in their favour throughout the fi nancial year. Section 10 Senior Management and Section 10.2 Remuneration of Senior Management C.1.15 Indicate whether any changes have been made to the Board Regulations during the fi nancial year. Section 5 Board of Directors C.1.16 Indicate the procedures for selection, appointment, re-election and removal of directors. Provide details regarding the competent bodies, the procedures to be followed and the criteria to be used in each procedure. Section 5.2 Selection, appointment, re-election and removal of directors (Subsection 5.2.2:Procedures for selection, appointment, re-election and removal of members of the Board of Directors) C.1.17 Explain the extent to which the annual evaluation of the board has led to signifi cant changes in its internal organisation and in the procedures applicable to its activities. Section 7 – Annual assessment of the Board and its Committees C.1.18 For those fi nancial years in which an external consultant assisted with the evaluation, provide details of any business relationships that the consultant or any entity in their group maintains with this company or any company in its group. Section 7 – Annual assessment of the Board and its Committees C.1.19 Indicate the cases in which directors are required to resign. Section 5.2 Selection, appointment, re-election and removal of directors (Subsection 5.2.2:Procedures for selection, appointment, re-election and removal of members of the Board of Directors) C.1.20 Are supermajorities, other than those provided for by law, required for any type of decision? Section 5.4 Functioning of the Board (Sub-section 5.4.2: Supervision and control model) C.1.21 Explain whether there are any specifi c requirements, other than those relating to directors, to be appointed Chair of the Board of Directors. Section 5.2 Selection, appointment, re-election and removal of directors (Subsection 5.2.2:Procedures for selection, appointment, re-election and removal of members of the Board of Directors) C.1.22 Indicate whether the Statutes or the Regulations of the Board establish any age limit for directors. Section 5.2 Selection, appointment, re-election and removal of directors (Subsection 5.2.2:Procedures for selection, appointment, re-election and removal of members of the Board of Directors) C.1.23 Indicate whether the articles of incorporation or Board regulations establish any term limits for independent directors other than those required by law or any additional requirements that are stricter than those provided by law. Section 5.2 Selection, appointment, re-election and removal of directors (Subsection 5.2.2:Procedures for selection, appointment, re-election and removal of members of the Board of Directors) C.1.24 Please indicate whether the Bylaws or the Regulations of the Board of Directors establish specifi c rules for the delegation of votes to the Board of Directors in favour of other directors, the manner in which this is done and, in particular, the maximum number of delegations that a director may have, as well as whether any limitations have been established as to the categories in which it is possible to delegate, beyond the limitations imposed by legislation. If so, briefl y describe these rules. Section 5.1 Board composition (Subsection 5.1.2: Time commitment and dedication) This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Annual Corporate Governance Report of BBVA 144

C.1.25 Indicate the number of meetings that the Board of Directors has held during the financial year. In addition, where applicable, indicate how many times the board met without the chair in attendance. For calculation purposes, the chair will be deemed to have been in attendance if represented by a proxy provided with specific instructions.	Section 5.3 Structure of the Board of Directors and Section 5.4 Functioning of the Board
C.1.26 Indicate how many meetings were held by the board of directors during the financial year and provide details on the attendance of its members.	Section 5.4 Functioning of the Board
C.1.27 Indicate whether the individual or consolidated annual financial statements that are being presented to the board for approval have been certified beforehand.	Section 6.4 Audit Committee (Subsection 6.4.4: Oversight of Financial Information)
C.1.28 Explain, if applicable, the mechanisms established by the Board of Directors so that the Annual Accounts that the Board of Directors presents to the General Meeting of Shareholders are prepared in accordance with accounting regulations.	Section 6.4 Audit Committee (Subsection 6.4.4: Oversight of Financial Information)
C.1.29 Is the secretary of the board a director?	Section 5.1 Board composition
C.1.30 Indicate the specific mechanisms established by the company to preserve the independence of external auditors, as well as, if applicable, the mechanisms to preserve the independence of financial analysts, investment banks and rating agencies, including how the legal provisions have been implemented in practice.	Section 11.1 Auditors' independence
C.1.31 Indicate whether the Company has changed its external auditor during the financial year. If applicable, identify the incoming and outgoing auditor.	Section 11 Auditors
C.1.32 Indicate whether the auditing firm performs other work for the company and/or its group other than audit work and, if so, declare the amount of the fees received for said work and the percentage that the previous amount represents on the fees invoiced for audit work to the Company and/or its Group.	Section 11 Auditors
C.1.33 Indicate whether the audit report on the annual financial statements for the previous financial year contained qualifications. If applicable, indicate the reasons given to the shareholders at the General Meeting by the Chair of the Audit Committee to explain the content and scope of these reservations.	Section 11.2 Audit report
C.1.34 Indicate the number of consecutive years during which the current audit firm has been auditing the company's individual and/or consolidated annual financial statements. Also, indicate the total number of years audited by the current audit firm as a percentage of the total number of years in which the annual financial statements have been audited.	Section 11 Auditors
C.1.35 Indicate whether there is a procedure in place (and provide details, where applicable) whereby directors are provided with the information they need with sufficient time to be able to prepare for meetings of the management bodies.	Section 5.4 Functioning of the Board (Sub-section 5.4.3: Reporting model)
C.1.36 Indicate and, where applicable, provide details regarding whether the company has established rules that require directors to report and, if applicable, resign in the event they are affected by circumstances that, whether or not related to their actions at the company itself, could harm the company's standing and reputation.	Section 5.2 Selection, appointment, re-election and removal of directors (Subsection 5.2.2:Procedures for selection, appointment, re-election and removal of members of the Board of Directors)
C.1.37 Indicate, unless there have been special circumstances recorded in the minutes, whether the board was informed or otherwise came to know of any situation concerning a director, whether or not related to their actions at the company itself, that could harm the company's standing and reputation.	Section 5.2 Selection, appointment, re-election and removal of directors (Subsection 5.2.2:Procedures for selection, appointment, re-election and removal of members of the Board of Directors)
C.1.38 Detail any significant agreements entered into by the company that are coming into force, or were amended or concluded, as a result of a change in the control of the company stemming from a public takeover bid, and the effects thereof.	Section 5.4 Functioning of the Board (Sub-section 5.4.2: Supervision and control model)
C.1.39 Identify on an individual basis, when referring to directors, and in aggregate form for all other cases, and indicate in detail any agreements between the Company and its directors, managers or employees that provide for severance pay (guarantee or golden parachute clauses) for when such persons resign or are wrongfully dismissed or if the contractual relationship comes to an end owing to a public takeover bid or other kinds of transactions.	Section 10.3 Indemnity guarantee clauses or golden parachute clauses
C.2. Committees of the Board of Directors	
C.2.1 Detail all of the Committees of the Board of Directors, their members and the proportion of executive, proprietary, independent and other external directors sitting thereon.	Sections 6.1 Composition of the Committees, 6.2 Rules of organization and functioning of the Committees, 6.3 Executive Committee, Section 6.4 Audit Committee, 6.5 Appointments and Corporate Governance Committee, 6.6

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .145.. Remuneration Committee, 6.7 Risk and Compliance Committee, 6.8 Technology and Cybersecurity Committee C.2.2 Fill in the following table with information on the number of female directors sitting on the Committees of the board of directors as of the end of the last four fi nancial years. Section 5.1 Board Composition (Subsection 5.1.4: Number of female directors sitting on Board Committees) C.2.3 Indicate, where applicable, if there are regulations governing the Board Committees, where they may be consulted and any amendments made thereto during the fi nancial year. Indicate whether an annual report on the activities of each Committee has been prepared voluntarily. Section 6 Board Committees and Section 6.2 Rules of organization and functioning of the Committees D. RELATED TRANSACTIONS AND INTRA-GROUP OPERATIONS D.1. Explain the procedure and competent bodies, if any, for the approval of related-party and intra-group transactions, indicating the general criteria and internal rules of the entity that regulate the obligation of the affected directors or shareholders to abstain and detailing the internal procedures relating to reporting and periodic control established by the company in relation to related-party transactions whose approval has been delegated by the board of directors. Section 12.1 Procedure for the approval of related-party transactions D.2. Individually detail those transactions that are signifi cant in size or relevant in terms of their subject matter carried out between the company or its dependent entities and the shareholders holding 10% or more of the voting rights or represented on the company’s Board of Directors, indicating which body was competent to approve them and whether any affected shareholder or director abstained. If the board is the competent body, indicate whether the proposed resolution was approved by the board without a majority of the independent directors having voted against such proposal. Section 12.1 Procedure for the approval of related-party transactions D.3. Provide an individualized detail of the signifi cant transactions in terms of their amount or relevant in terms of their subject matter carried out by the Company or its dependent entities with the Company’s directors or managers, including those transactions carried out with entities that the director or manager controls or jointly controls, and indicating which body was competent to approve them and whether any affected shareholder or director abstained. If the board is the competent body, indicate whether the proposed resolution was approved by the board without a majority of the independent directors having voted against such proposal. Section 12.1 Procedure for the approval of related-party transactions D.4. Individually report on intra-group transactions that are signifi cant in terms of their amount or relevant in terms of their subject matter carried out by the company with its parent company or with other entities belonging to the parent company’s group, including the listed company’s own subsidiaries, except when no other related party of the listed company has interests in said subsidiaries or these are wholly owned, directly or indirectly, by the listed company. In any case, any intra-group transaction carried out with entities established in countries or territories that are considered tax havens will be reported. Section 12.2 Intragroup transactions D.5. Individually detail transactions that are signifi cant due to their amount or content entered into between the company or its subsidiaries with other parties considered to be related parties in accordance with the International Accounting Standards adopted by the EU that have not been listed in the previous categories. Section 12.1 Procedure for the approval of related-party transactions D.6. Detail the mechanisms established to detect, determine and resolve potential confl icts of interest between the company and/or its group, and its directors, managers, signifi cant shareholders or other related parties. Section 12.3 Confl icts of interest D.7. Indicate whether the Company is controlled by another entity within the meaning of Article 42 of the Commercial Code, whether listed or not, and has, directly or through its subsidiaries, business relations with said entity or any of its subsidiaries (other than those of the listed Company) or carries out activities related to those of any of them. Section 12.1 Procedure for the approval of related-party transactions This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Annual Corporate Governance Report of BBVA 146

E. RISK MANAGEMENT AND CONTROL SYSTEMS	
E.1. Explain the scope of the company's Risk Control and Management System for financial and non-financial risks, including risks of a tax-related nature.	Section 13.2 General Risk Management and Control Model
E.2. Identify the corporate bodies responsible for the preparation and enforcement of the Risk Control and Management System for financial and non-financial risks, including tax-related risks.	Section 13.1 Risk governance at BBVA
E.3. Indicate the primary financial and non-financial risks, including tax-related risks and, to the extent significant, risks derived from corruption (the latter being understood as those within the scope of Royal Decree Law 18/2017) that could impact the achievement of business objectives.	Section 13.5 Other issues relating to risk management and control
E.4. Identify whether the entity has risk tolerance levels, including tax risk.	Section 13.3 Risk Appetite Framework
E.5. State what financial and non-financial risks, including tax-related risks, have arisen during the financial year.	Section 13.5 Other issues relating to risk management and control (Subsection B: Materialization of risks in financial year 2023)
E.6. Explain the response and oversight plans for the primary risks faced by the entity, including tax-related risks, and the procedures followed by the company to ensure that the board of directors responds to any new challenges.	Section 13.4 Internal Control Model

F. INTERNAL SYSTEMS OF RISK MANAGEMENT AND CONTROL OVER FINANCIAL REPORTING (ICFR)	
F.1. The entity's control environment.	
F.1.1 Which bodies and/or functions are responsible for: (i) the existence and maintenance of an adequate and effective ICFR system; (ii) its implementation; and (iii) its supervision.	Section 14.1 Preparation and monitoring of financial information
F.1.2 If they exist, especially in relation to the process of preparing financial information, the following elements: Departments and/or mechanisms in charge of: (i) designing and reviewing the organisational structure; (ii) clearly defining lines of responsibility and authority, with an adequate distribution of tasks and functions; and (iii) ensuring that sufficient procedures exist to properly disseminate them within the entity. Code of Conduct, the body approving this, degree of dissemination and instruction, principles and values covered (indicating whether there is specific mention of record keeping and preparation of financial information), body responsible for analyzing non-compliance and proposing corrective actions and sanctions. Whistleblower channel allowing notifications to the Audit Committee of irregularities of a financial and accounting nature, in addition to potential breaches of the code of conduct and unlawful activities undertaken in the organisation, indicating whether this channel is confidential and whether anonymous notifications can be made, protecting the rights of the whistleblower and the person reported. Periodic training and refresher courses for employees involved in preparing and revising financial information and in assessing ICFR, covering at least accounting standards, auditing, internal control and risk management.	Section 14.1 Preparation and monitoring of financial information and Section 14.6 Additional control mechanisms
F.2. Financial reporting risk assessment.	
F.2.1 The key features of the risk identification process, including error and fraud risks, with respect to: · Whether the process exists and is documented · Whether the process covers all of the objectives of financial reporting (existence and occurrence; completeness; valuation; presentation, breakdown and comparability; and rights and obligations), whether the information is updated and how frequently. · The existence of a process for identifying the consolidation perimeter, taking into account aspects including the possible existence of complex corporate structures, instrumental entities or special purpose vehicles. · Whether the process takes into account the effects of other types of risks (operational, technological, financial, legal, tax-related, reputational, environmental etc.) insofar as they impact the financial statements. · Which of the entity's governing bodies supervises the process	Section 14.2 Financial reporting risk assessment
F.3 Control activities	

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Annual Corporate Governance Report of BBVA 147

F.3.1 Give information on the main features thereof, if at least the following exist: Procedures for the review and authorisation of financial information and the description of the ICFR to be published in the stock markets, indicating the persons responsible therefor and the documentation describing the activity flows and controls (including those concerning risk of fraud) for the different types of transactions that may materially impact the financial statements, including the procedure for closing the accounts and the specific review of the relevant judgements, estimates, valuations and projections.	Section 14.3 Financial reporting control activities
F.3.2 Report on whether the company has at least the following, describing their main characteristics: Internal control policies and procedures for overseeing the management of activities subcontracted to third parties, as well as those aspects of assessment, calculation or valuation entrusted to independent experts, which may materially affect the financial statements.	Section 14.3 Financial reporting control activities
F.3.3 Report, indicating its main characteristics, if it has at least: Internal Control Policies and Procedures designed to supervise the management of activities subcontracted to third parties, as well as those aspects of evaluation, calculation or assessment entrusted to independent experts, which may materially affect the financial statements.	Section 14.3 Financial reporting control activities
F.4 Information and communication	
F.4.1 Report on whether the company has at least the following, describing their main characteristics: A specifically assigned function for defining and updating accounting policies (accounting policy area or department) and resolving doubts or conflicts arising from their interpretation, maintaining a free flow of information to those responsible for operations in the organisation, as well as an up-to-date accounting policy manual distributed to the business units through which the company operates.	Section 14.4 Information and disclosure of financial information
F.4.2 Report on whether the company has at least the following, describing their main characteristics: Mechanisms for capturing and preparing financial information in standardized formats for application and use by all units of the entity or group, and support its main financial statements and notes, as well as disclosures concerning ICFR.	Section 14.4 Information and disclosure of financial information
F.5 Supervision of the system's functioning	
F.5.1 Report on at least the following, describing their principal features: The ICFR supervision activities carried out by the Audit Committee and whether the entity has an internal audit function with powers that include providing support to the Audit Committee in its task of supervising the internal control system, including the ICFR. Likewise, information will be given on the scope of the ICFR assessment carried out during the financial year and of the procedure by which the person in charge of performing the assessment communicates its results, whether the entity has an action plan listing the possible corrective measures, and whether its impact on financial reporting has been considered.	Section 14.5 Supervision and functioning of the system
F.5.2 Report, indicating its main characteristics, at least of: Whether there is a discussion procedure whereby the auditor (as defined in the Spanish Technical Auditing Standards), the internal audit function and other experts can report to senior management and the Audit Committee or the directors of the company on any significant internal control weaknesses identified during the review of the annual financial statements or any others they have been assigned. Report also on whether the company has an action plan to correct or mitigate the observed weaknesses.	Section 14.5 Supervision and functioning of the system (Sub-section 14.5.1: Discussion procedure for internal control weaknesses)
F.6 Other relevant information	Not included, as there is no further relevant information.
F.7 External auditor's report	
F.7.1 Whether the ICFR information disclosed to the markets has been subject to review by the external auditor, in which case the entity must attach the corresponding report as an annex. If not, explain the reasons therefor.	Section 14.5 Supervision and functioning of the system (Sub-section 14.5.1: Discussion procedure for internal control weaknesses)
G. DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS	
Recommendations 1-64	Section 15 Extent of compliance with corporate governance recommendations
H. CODE OF GOOD TAX PRACTICES	
H.3 The company may also indicate whether it has voluntarily adhered to other international, industry-wide or any other codes of ethical principles or good practices. Where applicable, identify the code in question and the adhesion date. In particular, indicate whether it has adhered to the Code of Good Tax Practices of July 20, 2010.	Section 9 BBVA Culture and Values

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA .148.. ANNEX 2 CNMV Statistical Appendix This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES ISSUER IDENTIFICATION Year-End Date: 31/12/2024 Tax identification number (CIF): A-48265169 Company Name: BANCO BILBAO VIZCAYA ARGENTARIA, S.A. Registered Office: PZ. DE SAN NICOLAS N.4 (BILBAO) BIZKAIA 1 / 49

ANNUAL CORPORATE GOVERNANCE REPORT
OF LISTED COMPANIES

A. OWNERSHIP STRUCTURE

A.1. Complete the following table on share capital and the attributed voting rights, including those corresponding to shares with a loyalty vote as of the closing date of the year, where appropriate:

Indicate whether company bylaws contain the provision of double loyalty voting:

[ ] Yes
[√] No

Date of last change	Share capital (€)	Number of shares	Number of voting rights
24/05/2024	2,824,009,877.85	5,763,285,465	5,763,285,465

Indicate whether there are different classes of shares with different associated rights:

[ ] Yes
[√] No

A.2. List the company's significant direct and indirect shareholders at year end, including Directors with a significant shareholding:

Name or corporate name of the shareholder	% of voting rights attached to shares		% of voting rights through financial instruments		Total % of voting rights
	Direct	Indirect	Direct	Indirect	
BLACKROCK INC	0.00	6.68	0.12	0.00	6.80
Capital Research and Management Company	0.00	5.03	0.00	0.00	5.03
Europacific Growth Funds	3.01	0.00	0.00	0.00	3.01

Details of indirect shareholdings:

Name or corporate name of the indirect shareholder	Name or corporate name of the direct shareholder	% of voting rights attached to shares	% of voting rights through financial instruments	Total % of voting rights
No data				

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CNMV
COMISIÓN NACIONAL DEL MERCADO DE VALORES
ANNUAL CORPORATE GOVERNANCE REPORT
OF LISTED COMPANIES

A.3. Detail, regardless of the percentage, the shareholdings as of financial year-end of the members of the board of Directors that hold voting rights associated with company shares or through financial instruments, excluding those Directors identified in Section A.2 above:

Name or corporate name of the Director	% voting rights attributed to shares (including loyalty votes)		% of voting rights through financial instruments		total % of voting rights	Out of the total % of voting rights attached to the shares, indicate, where applicable, the % of additional votes attached that correspond to shares with a loyalty vote	
	Direct	Indirect	Direct	Indirect		Direct	Indirect
CARLOS TORRES VILA	0.03	0.00	0.00	0.00	0.03	0.00	0.00
ONUR GENÇ	0.02	0.00	0.00	0.00	0.02	0.00	0.00
CARLOS SALAZAR LOMELIN	0.01	0.03	0.00	0.00	0.04	0.00	0.00

Total % of voting rights held by members of the board of Directors	0.09

Details of indirect shareholdings:

Name or corporate name of the Director	Name or corporate name of the direct shareholder	% voting rights attributed to shares (including loyalty votes)	% of voting rights through financial instruments	total % of voting rights	Out of the total % of voting rights attached to the shares, indicate, where applicable, the % of additional votes attached that correspond to shares with a loyalty vote
CARLOS SALAZAR LOMELIN	Danford Investments L.P	0.02	0.00	0.02	0.00
CARLOS SALAZAR LOMELIN	Servicios Maravilla del Norte, S.A. de C.V.	0.01	0.00	0.01	0.00

Detail the total percentage of voting rights held by the board:

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CNMV COMISIÓN NACIONAL DEL MERCADO DE VALORES
ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

Total % of voting rights held by the board of Directors	0.03

A.7. Indicate whether the company has been informed of any shareholder agreements that may affect it, as established in Articles 530 and 531 of the Corporate Enterprises Act. Where applicable, briefly describe them and list the shareholders bound by each such agreement:

[ ] Yes
[√] No

Indicate whether the company is aware of the existence of concerted actions by its shareholders. If so, describe them briefly:

[ ] Yes
[√] No

A.8. Indicate whether any legal entities or natural persons exercise or may exercise control over the company pursuant to Article 5 of the Securities Exchange Act. If so, identify them:

[ ] Yes
[√] No

A.9. Complete the following table with details of the company's treasury shares:
At the close of the year:

Number of direct shares	Number of indirect shares (*)	Total percentage of share capital
410,370	6,256,486	0.12

(*) Through:

Name or company name of direct shareholder	Number of direct shares
CORPORACION GENERAL FINANCIERA, S.A.	6,256,486
Total	6,256,486

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ANNUAL CORPORATE GOVERNANCE REPORT
OF LISTED COMPANIES

A.11. Estimated floating capital:

	%
Estimated floating capital	84.95

A.14. Indicate whether the company has issued securities that are not traded on a regulated market in the European Union.

[√] Yes
[ ] No

B. GENERAL MEETING

B.4. Provide data on attendance at general meetings held during the financial year covered in this report and the reports for the two preceding financial years:

	Attendance data				
Date of general meeting	% physically present	% present by proxy	% voting remotely		Total
			Electronic vote	Other	
18/03/2022	1.03	48.72	5.91	9.64	65.30
Of which floating capital	1.00	42.80	5.91	9.64	59.35
17/03/2023	1.61	48.22	6.47	8.88	65.18
Of which floating capital	1.59	42.74	6.47	8.88	59.68
15/03/2024	0.23	55.02	7.37	8.42	71.04
Of which floating capital	0.17	46.53	7.37	8.42	62.49
05/07/2024	0.16	52.57	7.82	10.20	70.75
Of which floating capital	0.09	42.06	7.82	10.20	60.17

B.5. Indicate whether there were any items on the agenda for the general meetings that took place during the financial year that were not approved by the shareholders for:

[ ] Yes
[√] No

B.6. Indicate whether there are any restrictions in the bylaws that establish a minimum number of shares required to attend general meetings or vote remotely:

[√] Yes
[ ] No

5 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES Number of shares required to attend general meetings 500 Number of shares required to vote remotely 1 C. COMPANY MANAGEMENT STRUCTURE C.1. Board of Directors C.1.1 Maximum and minimum number of Directors established in the bylaws and number set by the general meeting: C.1.2 Fill in the following table on the board members: Maximum number of Directors 15 Minimum number of Directors 5 Number of Directors set by the general meeting 15 Name or corporate name of the director Representative Type of Director Position on the Board Date of fi rst appointment Date of most recent appointment Election procedure ANA CRISTINA PERALTA MORENO Independent DIRECTOR 16/03/2018 15/03/2024 RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING ANA LEONOR REVENGA SHANKLIN Independent DIRECTOR 13/03/2020 17/03/2023 RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING BELÉN GARIJO LÓPEZ Other external DIRECTOR 16/03/2012 15/03/2024 RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING JAIME FÉLIX CARUANA LACORTE Independent DIRECTOR 16/03/2018 15/03/2024 RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING CONNIE HEDEGAARD KOKSBANG Independent DIRECTOR 18/03/2022 18/03/2022 RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING 6 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES Name or corporate name of the director Representative Type of Director Position on the Board Date of fi rst appointment Date of most recent appointment Election procedure CARLOS TORRES VILA Executive CHAIR 04/05/2015 18/03/2022 RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING LOURDES MÁIZ CARRO Independent DIRECTOR 14/03/2014 17/03/2023 RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING JOSÉ MIGUEL ANDRÉS TORRECILLAS Independent DEPUTY CHAIR 13/03/2015 15/03/2024 RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING JAN PAUL MARIE FRANCIS VERPLANCKE Independent DIRECTOR 16/03/2018 15/03/2024 RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING ONUR GENÇ Executive CHIEF EXECUTIVE OFFICER 20/12/2018 18/03/2022 RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING RAÚL CATARINO GALAMBA DE OLIVEIRA Independent INDEPENDENT LEAD DIRECTOR 13/03/2020 17/03/2023 RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING SONIA DULA Independent DIRECTOR 17/03/2023 17/03/2023 RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING CARLOS VICENTE SALAZAR LOMELÍN Other external DIRECTOR 13/03/2020 17/03/2023 RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING 7 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES Name or corporate name of the director Representative Type of Director Position on the Board Date of fi rst appointment Date of most recent appointment Election procedure CRISTINA DE PARIAS HALCÓN Other external DIRECTOR 15/03/2024 15/03/2024 RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING ENRIQUE CASANUEVA NÁRDIZ Independent DIRECTOR 15/03/2024 15/03/2024 RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING Total number of Directors 15 8 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES Indicate any departures, whether resulting from resignation or resolution of the general meeting, that occurred on the board of Directors during the reporting period: C.1.3 Fill in the following tables on the board members and their Directorship type: Name or corporate name of the director Type of Director at the time of departure Date of most recent appointment Departure date Specialised committees of which the Director was a member Indicate if departure occurred before the end of the mandate No data EXECUTIVE DIRECTORS Name or corporate name of the Director Position within the company’s organisational structure Profi le CARLOS TORRES VILA Chair Chair of the Board of Directors of BBVA. He was Chief Executive Offi cer of BBVA from May 2015 to December 2018, Head of Digital Banking from 2014 to 2015 and Head of Strategy and Corporate Development from 2008 to 2014. In addition, he previously held positions of responsibility at other companies, with his roles as Chief Financial Offi cer, Corporate Head of Strategy and member of the Executive Committee of Endesa being of particular note, as well as as partner at McKinsey & Company. He completed his studies in Electrical Engineering (Bachelor of Sciences) at the Massachusetts Institute of Technology (MIT), where he also earned a degree in Business Administration. He obtained a Master in Management (MS) from the MIT Sloan School of Management and also holds a Law Degree from UNED. DELEGATED POWERS He holds the widest-ranging representative and management powers in line with his duties as executive Chair of the Company. 9 / 49

CNMV COMISIÓN NACIONAL DEL MERCADO DE VALORES
ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

ONUR GENÇ	Chief Executive Officer	Chief Executive Officer of BBVA. He served as Chair and CEO of BBVA USA and as BBVA's Country Manager in the United States from 2017 to December 2018, and served as Deputy CEO of Garanti BBVA between 2015 and 2017 and Executive Vice President of Retail and Private Banking and Payment Systems in said entity between 2012 and 2015. He has also held positions of responsibility at various McKinsey & Company offices, having previously been a senior partner and manager of its office in Turkey. He holds a Bachelor of Science (BSc) in Electrical Engineering from Boğaziçi University (Turkey) and a Master of Business Administration (MSIA/MBA) from Carnegie Mellon University (United States). DELEGATED POWERS He holds the widest-ranging representative and management powers in line with his duties as Chief Executive Officer of the Company.

Total number of executive Directors	2
% of all Directors	13.33

EXTERNAL PROPRIETARY DIRECTORS		
Name or corporate name of the director	Name or corporate name of the significant shareholder represented by the Director or that proposed the Director's appointment	Profile
No data		

EXTERNAL INDEPENDENT DIRECTORS	
Name or corporate name of the director	Profile
ANA CRISTINA PERALTA MORENO	She is a member of the Board of Directors of the companies Grenergy Renovables, S.A. and Inmobiliaria Colonial SOCIMI, S.A. and also sits on the Professional Board of ESADE Business School. She has held various positions at a number of financial institutions, notably serving as an independent director at Grupo Lar Holding Residencial, S.A.U. (2017–2018), independent director at Deutsche Bank SAE (2015–2018), independent director at Banco Etcheverría (2013–2014), and Senior Advisor at Oliver Wyman Financial Services (2012–2018). She has also served as Chief Risk Officer and a member of the Management Committee of Bankinter (2004–2008), and Chief Risk Officer and member of the Management Committee of Banco Pastor (2008–2011).

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CNMV COMISIÓN NACIONAL DEL MERCADO DE VALORES
ANNUAL CORPORATE GOVERNANCE REPORT
OF LISTED COMPANIES

EXTERNAL INDEPENDENT DIRECTORS	
Name or corporate name of the director	Profile
	She holds a degree in Economics and Business Administration from the Complutense University of Madrid, a Master's in Economic-Financial Management from CEF, a Program for Management Development (PMD) from Harvard Business School, and a Senior Business Management Program from IESE.
ANA LEONOR REVENGA SHANKLIN	She is Chair of the Board of Trustees of the ISEAK Foundation, member of the Board of Trustees of the BBVA Microfinance Foundation, and member of the Advisory Board of ESADE EcPol – Center for Economic Policy and Political Economy (since 2019). She also worked as Associate Professor at the Walsh School of Foreign Service, Georgetown University from 2019 to 2021, and was Senior Fellow at Brookings Institution between 2018 and 2023. Her career has been linked mainly to the World Bank, where, after holding several technical and management positions in East Asia and the Pacific, Europe and Central Asia, Latin America and the Caribbean, she held several leadership positions, including Senior director of Global Poverty & Equity (2014–2016) and Deputy Chief Economist (2016–2017). She holds a BA in Economics and Mathematics, magna cum laude, from Wellesley College (USA), an MA and PhD in Economics from Harvard University (USA), and a Certificate in Human Rights from the Faculty of Law at the University of Geneva (Switzerland).
JAIME FÉLIX CARUANA LACORTE	He was General Manager of the Bank of International Settlements (BIS) (2009-2017), director of the Monetary and Capital Markets Department and Financial Counsellor to the General Manager of the International Monetary Fund (IMF) (2006-2009), Chair of the Basel Committee on Banking Supervision (2003-2006), Governor of the Bank of Spain, and member of the Governing Council of the European Central Bank (2000-2006), among other positions. He is a member of the Group of Thirty (G-30). He holds a degree in Telecommunications Engineering from the Escuela Técnica Superior de Ingenieros de Telecomunicación (ETSIT) of the Universidad Politécnica de Madrid and is a Commercial Technician and State Economist.
CONNIE HEDEGAARD KOKSBANG	She is a member of the Volkswagen Sustainability Advisory Committee, a member of the Board of Trustees of the European Climate Foundation, Chair of the OECD Round Table on Sustainable Development, a member of the Climate and Environment Advisory Council of the European Investment Bank (EIB), a member of the Board of Trustees of Villum Foundation, Chair of the European Commission's Mission on Adaptation to Climate Change, including Social Change, and Chair of the Board of Aarhus University. She also sits on the Board of Directors of Danfoss A/S and is an advisor to the Board of Gazelle Wind Power Limited. She has previously served as a director of Cadeler A/S and has sat on the Supervisory Board of Nordex SE. She has held various positions in the Danish government and in the European Union, such as European Commissioner for Climate Action and Minister for the Environment, Climate and Energy and Nordic Cooperation. She holds a Master's degree in Literature and History from the University of Copenhagen.
LOURDES MÁIZ CARRO	She sits on the Board of Directors of Actividades de Construcción y Servicios, S.A. (ACS). She was Secretary of the Board of Directors and director of Legal Services at Iberia, Líneas Aéreas de España, S.A. until April 2016. She has also been a director of several companies, including Renfe, GIF (Gerencia de Infraestructuras Ferroviarias — Railway Infrastructure Administrator, now ADIF), the ICO (Instituto de Crédito Oficial — Official Credit Institution),

11 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES EXTERNAL INDEPENDENT DIRECTORS Name or corporate name of the director Profi le INISAS, Compañía de Seguros y Reaseguros, S.A., Aldeasa, Almacenaje y Distribución, and Banco Hipotecario. She worked in Research, giving classes in Metaphysics and Theory of Knowledge at the Complutense University of Madrid for fi ve years. She became an Attorney for the State and held various positions of responsibility in Public Administration, including General Director of Administrative Organization, General Director of Sociedad Estatal de Participaciones Patrimoniales (SEPPA) at the Ministry of Economy and Finance, and Technical General Secretary of the Ministry of Agriculture, among others She holds a degree in Law and in Philosophy and Educational Sciences and a PhD in Philosophy. JAN PAUL MARIE FRANCIS VERPLANCKE He is CEO of Vestraco S.à.r.l. and advisor to Abdul Latif Jameel’s internal advisory board. He was a non-executive director of Cambridge Solutions (India) from 2006 to 2009 and a non-executive director of Monitise (United Kingdom) from 2008 to 2011. He was previously Chief Information Offi cer (CIO) and Group Head of Technology and Banking Operations at Standard Chartered Bank (2004–2015), Vicepresident of Technology and CIO for EMEA at Dell (1999–2004), as well as Vicepresident and Chief of Architecture and Vicepresident of Information of the Youth Category at Levi Strauss (1994–1999). He holds a Bachelor of Science, specializing in Computer Science, from the Programming Centre of the North Atlantic Treaty Organization (NATO) in Belgium. RAÚL CATARINO GALAMBA DE OLIVEIRA Lead Director of BBVA. Chair of the Board of Directors of CTT—Correios de Portugal and member of the Board of Directors of the companies José de Mello Capital and José de Mello Saúde. His career has been closely linked to McKinsey & Company, where he was appointed partner in 1995 and head of the global fi nancial services practice in 2000. He was also Managing Partner for Spain and Portugal (2005–2011), Managing Partner for Global Risk Practice (2013–2016), member of the Global Shareholders’ Council (2005–2011), member of the Remuneration Committee (2005–2013) and Chair of the Global Learning Board (2006–2011). He holds a degree in Mechanical Engineering from IST (Portugal), a Master of Science (MS) in Mechanical-Systems Engineering from IST (Portugal) and a Master (MBA) from the Nova School of Business and Economics (Portugal). SONIA DULA She sits on the Board of Directors of Acciona, S.A., Corporación Acciona Energías Renovables, S.A. and Huntsman Corporation, and she is also a life member of the Council on Foreign Relations. She has sat on the Boards of Directors of Bestinver, Grupo Prisa, Millicom, Hemisphere Media, Council of the Americas, Women’s World Banking and The Adrienne Arsht Center for the Performing Arts, in Miami. She has also sat on the international advisory board of Banco Itaú (Brazil) and has been a member of the Young Presidents Organization (YPO) and the Global Diversity and Inclusion Council of Bank of America. She has held various positions at Bank of America Merrill Lynch, such as Head of Corporate and Investment Banking for Latin America (2007–2010), Head of Private Banking for Latin America (2010–2013) and Vicepresident of Global Corporate and Investment Banking for Latin America (2013–2018). She also spent part of her career at Goldman Sachs Group, as executive director and 12 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES EXTERNAL INDEPENDENT DIRECTORS Name or corporate name of the director Profi le Vice President of Investment Banking between 1986 and 1995. She holds a degree in Economics from Harvard University, and an MBA in Finance from Stanford Graduate School of Business. U.S.A. JOSÉ MIGUEL ANDRÉS TORRECILLAS Deputy Chair of the Board of Directors of BBVA. He developed a career at Ernst & Young, where he held a range of senior positions, such as Partner (1987), Managing Partner of the Banking Group (1989-2004), Managing Partner of Audit and Advisory (2001-2004), and Chair of Ernst & Young Spain (2004-2014). He has been a member of various organizations such as the Offi cial Registry of Auditors (ROAC), the Registry of Auditors Economists (REA), the Board of Directors of the Spanish Institute of Financial Analysts, the Business and Society Foundation, the Institute of Chartered Accountants of Spain, the Advisory Board of the Institute of Internal Auditors and the Institute of Chartered Accountants in England & Wales (the ICAEW). He has also been a director of Zardoya Otis, S.A. from 2015 to 2022. He holds a degree in Economic and Business Sciences from the Complutense University of Madrid and has studied at post-graduate level in Management Programs from IESE, Harvard and IMD. ENRIQUE CASANUEVA NÁRDIZ He has held various senior positions at international fi nancial institutions, most notably at J.P. Morgan, where he served as Chair and CEO of Spain and Portugal and member of the EMEA Management Committee from 2006 to 2015. He has also been Head of Southern Europe, Nordic Countries, Central and Eastern Europe, Ireland and Israel, and member of the EMEA Executive Committee from 2015 to 2017. Previously, he was Managing director of Investment Banking Spain and Portugal at the Santander Investment area of Banco Santander between 1995 and 2000, and executive director of the Investment Banking area of Goldman Sachs between 1991 and 1995. He holds a degree in Industrial Engineering from the Universidad Politécnica de Madrid and a Master’s degree in Business Administration (MBA), specializing in fi nance and strategy, from the Massachusetts Institute of Technology (MIT). Total number of independent Directors 10 % of all directors 66.67 13 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES Indicate whether any Director considered to be an independent Director is receiving, from the company or its group, any amount or benefit that does not constitute remuneration for serving as a Director, or maintains or has maintained, over the last financial year, a business relationship with the company or any company in its group, whether in their own name or as a significant shareholder, Director or senior manager of an entity that maintains or has maintained such a relationship. Where applicable, include a reasoned statement from the board with the reasons why it deems that this Director can perform their duties as an independent Director. Name or corporate name of the director Description of the relationship Reasoned statement No data OTHER EXTERNAL DIRECTORS Identify all other external Directors and explain why they cannot be considered proprietary or independent Directors, detailing their relationships with the company or its executives or shareholders: Name or corporate name of the director Reasons Company, executive or shareholder with whom the relationship is maintained Profi le CARLOS VICENTE SALAZAR LOMELÍN Applying a criterion of prudence in interpreting the rule, Mr. Salazar has been assigned the category of external director of BBVA, based on his membership of the governing bodies of companies related to BBVA Mexico for over 15 years. GRUPO FINANCIERO BBVA MÉXICO, S.A. DE C.V. He sits on the Board of Directors of the companies Alsea, S.A.B. de C.V., Sukarne, S.A. of C.V. and CYDSA Corporativo, S.A. of C.V. His career has been mainly linked to Grupo Fomento Económico Mexicano S.A.B. de C.V (Femsa) (1973–2019), where he was General Manager of Cervecería Cuauhtémoc-Moctezuma, Head of Coca Cola Femsa and Chief Executive Offi cer of Femsa. He participates in a range of educational institutions and social and business organisations and forums. He has been a professor of economics for more than 40 years at the Instituto Tecnológico y de Estudios Superiores de Monterrey, where he is currently the President of the Business Schools. He has also been Chair of Mexico’s Business Coordinating Council (Consejo Coordinador 14 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES OTHER EXTERNAL DIRECTORS Identify all other external Directors and explain why they cannot be considered proprietary or independent Directors, detailing their relationships with the company or its executives or shareholders: Name or corporate name of the director Reasons Company, executive or shareholder with whom the relationship is maintained Profi le Empresarial). He has a Degree in Economics and postgraduate studies in Business Administration at the Monterrey Institute of Technology and Higher Education. BELÉN GARIJO LÓPEZ She has been an independent director for more than 12 years. BANCO BILBAO VIZCAYA ARGENTARIA, S.A. She has been Chair of the Executive Board and CEO of the Merck Group since 2021, Chair of the European side of the EU-Japan Business Round Table, member of the Executive Committee of the German Chemical Industry Association, member of the European Round Table for Industry and member of The Business Council. She has sat on the Board of Directors of L’Oreal from 2014 to 2024 and has previously held various senior positions at various companies, including Abbot Laboratories (1989–1996), Rhône-Poulenc (1996–1999), Aventis Pharma (1999–2004), Sanofi Aventis (2004–2011) and Merck (since 2011). She has a degree in Medicine from the University of Alcalá de Henares in Madrid and is a specialist in Clinical Pharmacology at the Hospital de la Paz – Autonomous University of Madrid. She also holds a Master’s degree in Business and Management from Ashridge Management School (United Kingdom). 15 / 49

CNMV
COMISIÓN NACIONAL DEL MERCADO DE VALORES
ANNUAL CORPORATE GOVERNANCE REPORT
OF LISTED COMPANIES

OTHER EXTERNAL DIRECTORS			
Identify all other external Directors and explain why they cannot be considered proprietary or independent Directors, detailing their relationships with the company or its executives or shareholders:			
Name or corporate name of the director	Reasons	Company, executive or shareholder with whom the relationship is maintained	Profile
CRISTINA DE PARIAS HALCÓN	Applying a criterion of prudence in interpreting the rule, Ms. de Parias has been assigned the category of external director of BBVA, based on her membership of the governing bodies of companies related to BBVA Mexico at the time of her appointment as a BBVA director.	GRUPO FINANCIERO BBVA MÉXICO, S.A. DE C.V.	She is an independent director at Endesa, S.A. and Sanitas Seguros. She currently sits on the Board of Trustees of the BBVA Microfinance Foundation and of Fundación Professor Uría, among others. She was a member of the Board of Directors of BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México and Grupo Financiero BBVA, S.A. de C.V. until 2024. From 1998 to 2019, she held various senior positions at BBVA as head of the Consumer Finance subsidiary (Finanzia) and CEO of Uno-e Bank, Head of New Digital Businesses, Territorial Head of the Central Region and Country Manager for Spain and Portugal. She was Head of Marketing and Multichannel Sales for retail clients and Head of the Personal Banking Business Unit (CitiGold), both positions held at Citibank from 1991 to 1998. She holds a degree in Law from the University of Seville and an MBA from IESE Business School, Barcelona.

Total number of other external Directors	3
% of all directors	20.00

Indicate any changes that occurred during the period in the type of each Director:

Name or corporate name of the Director	Date of change	Previous type	Current type
BELÉN GARIJO LÓPEZ	15/03/2024	Independent	Other external

C.1.4 Fill in the following table with information regarding the number of female Directors as of the end of the last four financial years and the types of such Directors:

Number of female Directors	% of all Directors of each category

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CNMV COMISIÓN NACIONAL DEL MERCADO DE VALORES
ANNUAL CORPORATE GOVERNANCE REPORT
OF LISTED COMPANIES

	Financial year 2024	Financial year 2023	Financial year 2022	Financial year 2021	Financial year 2024	Financial year 2023	Financial year 2022	Financial year 2021
Executive					0.00	0.00	0.00	0.00
Proprietary					0.00	0.00	0.00	0.00
Independent	5	6	5	4	50	60.00	50.00	40.00
Other external	2		1	1	66.66	0.00	33.33	33.33
Total	7	6	6	5	46.67	40.00	40.00	33.33

C.1.11 Detail the Director or Director representative roles held by Directors or representatives of members of the board of Directors of the company in other companies, whether listed or not:

Name of the Director or representative	Corporate name of the entity, whether listed or not	Role
RAÚL CATARINO GALAMBA DE OLIVEIRA	CTT – Correios de Portugal, S.A.	CHAIR
RAÚL CATARINO GALAMBA DE OLIVEIRA	José de Mello Capital, S.A.	DIRECTOR
RAÚL CATARINO GALAMBA DE OLIVEIRA	José de Mello Saúde, S.A.	DIRECTOR
SONIA DULA	Acciona, S.A	DIRECTOR
SONIA DULA	Huntsman Corporation	DIRECTOR
SONIA DULA	Corporación Acciona Energías Renovables, S.A.	DIRECTOR
BELÉN GARIJO LÓPEZ	Merck KGaA	CHIEF EXECUTIVE OFFICER
CONNIE HEDEGAARD KOKSBANG	Danfoss A/S	DIRECTOR
LOURDES MÁIZ CARRO	Actividades de Construcción y Servicios, S.A.	DIRECTOR
CRISTINA DE PARIAS HALCÓN	Endesa, S.A.	DIRECTOR
CRISTINA DE PARIAS HALCÓN	Sanitas Seguros, S.A.	DIRECTOR
CRISTINA DE PARIAS HALCÓN	Diezma S.L.	DIRECTOR
ANA CRISTINA PERALTA MORENO	Grenergy Renovables, S.A.	DIRECTOR
ANA CRISTINA PERALTA MORENO	Inmobiliaria Colonial SOCIMI, S.A.	DIRECTOR
ANA LEONOR REVENGA SHANKLIN	Revenga Ingenieros, S.A.	DIRECTOR
CARLOS VICENTE SALAZAR LOMELÍN	Alsea, S.A.B. de C.V.	DIRECTOR
CARLOS VICENTE SALAZAR LOMELÍN	Sukarne, S.A. de C.V.	DIRECTOR
CARLOS VICENTE SALAZAR LOMELÍN	CYDSA Corporativo, S.A. de C.V.	DIRECTOR

17 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES Name of the Director or representative Corporate name of the entity, whether listed or not Role JAN PAUL MARIE FRANCIS VERPLANCKE Vestraco S.A.R.L. CHIEF EXECUTIVE OFFICER 18 / 49

CNMV COMISIÓN NACIONAL DEL MERCADO DE VALORES
ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

Indicate, where applicable, all paid activities of any nature engaged in by Directors or their representatives aside from those indicated in the table above.

Name of the Director or representative	Other paid activities
CONNIE HEDEGAARD KOKSBANG	Member of Kirkbi, OECD Roundtable on Sustainable Implementation, Villum Foundation.
LOURDES MÁIZ CARRO	Provides training activities
CRISTINA DE PARIAS HALCÓN	Member of Advisory Board de BUPA Europe & Latin América Advisory Board.
JAN PAUL MARIE FRANCIS VERPLANCKE	Member of the ALJ Data and Technology Advisory Committee (Abdul Latif Jameel).

C.1.12 Indicate and, where applicable, explain whether the company has established any rules regarding the maximum number of company boards on which its Directors may sit, identifying, where applicable, where such rules are governed:

[√] Yes
[ ] No

C.1.13 Indicate the amounts of the following items relating to the total remuneration of the board of Directors:

Remuneration accrued in favour of the board of Directors during the financial year (thousands of euro)	23,014
Amount of funds accumulated by current Directors through long-term savings systems with vested economic rights (thousands of euro)	
Amount of funds accumulated by current Directors through long-term savings systems with non-vested economic rights (thousands of euro)	26,893
Amount of funds accumulated by former Directors through long-term savings systems (thousands of euro)	54,087

C.1.14 Identify the members of senior management who are not also executive Directors, and indicate the total remuneration accrued in their favour throughout the financial year:

Name or corporate name	Position(s)
MARÍA JESÚS ARRIBAS DE PAZ	Global Head of Legal
ANA FERNÁNDEZ MANRIQUE	Global Head of Regulation & Internal Control
VICTORIA DEL CASTILLO MARCHESE	Global Head of Strategy & M&A
RICARDO MARTÍN MANJÓN	Global Head of Data
DAVID PUENTE VICENTE	Global Head of Retail Client Solutions
FRANCISCO JAVIER RODRÍGUEZ SOLER	Global Head of Sustainability and Corporate & Investment Banking
DOMINGO ARMENGOL CALVO	General Secretary

19 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES Name or corporate name Position(s) JOAQUÍN MANUEL GORTARI DÍEZ Global Head of Internal Audit JORGE SÁENZ-AZCÚNAGA CARRANZA Country Monitoring PELLO XABIER BELAUSTEGUIGOITIA MATEACHE Country Manager Spain MARÍA LUISA GÓMEZ BRAVO Global Head of Finance CARLOS CASAS MORENO Global Head of Engineering JOSÉ LUIS ELECHIGUERRA JOVEN Head of Global Risk Management JAIME SÁENZ DE TEJADA PULIDO Global Head of Commercial Client Solutions EDUARDO OSUNA OSUNA Country Manager Mexico PABLO GARCÍA TOBIN Global Head of Talent & Culture Number of women in senior management 4 Percentage of all members of senior management 25 Total remuneration of senior management (thousands of euros) 32,769 C.1.15 Indicate whether there have been any amendments to the regulations of the board during the financial year: [â^š ] Yes [ ] No C.1.21 Explain whether there are specific requirements, other than those relating to Directors, to be appointed chairman of the board of Directors: [ ] Yes [ â^š ] No C.1.23 Indicate whether the bylaws or regulations of the board establish a limited term or other stricter requirements for independent Directors in addition to those provided for by law: [ ] Yes [ â^š ] No C.1.25 Indicate the number of meetings that the Board of Directors has held during the financial year. In addition, where applicable, indicate how many times the board met without the chairman in attendance. For calculation purposes, the chairman will be deemed to have been in attendance if represented by a proxy provided with specific instructions. Number of board meetings 17 Number of board meetings without the chairman in attendance 0 20 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES Indicate how many meetings were held by the lead Director with the other board members, without any executive Director in attendance or represented: Indicate how many meetings were held by the board committees during the financial year: C.1.26 Indicate how many meetings were held by the board of Directors during the financial year and provide details on the attendance of its members: C.1.27 Indicate whether the individual or consolidated annual financial statements that are being presented to the board for approval have been certified beforehand: [ â^š ] Yes [ ] No Where appropriate, identify the person(s) who has/have certified the company’s individual and consolidated annual financial statements prior to board approval: Number of meetings 38 Number of meetings of the AUDIT COMMITTEE 13 Number of meetings of the APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE 4 Number of meetings of the REMUNERATION COMMITTEE 5 Number of meetings of the RISK AND COMPLIANCE COMMITTEE 23 Number of meetings of the TECHNOLOGY AND CYBERSECURITY COMMITTEE 7 Number of meetings of the EXECUTIVE COMMITTEE 18 Number of meetings attended in person by at least 80% of the Directors 17 % of in-person attendance of the total number of votes cast during the fi nancial year 97.65 Number of meetings where all Directors, or proxies granted with specifi c instructions, attended in person 16 % of votes cast by Directors attending in person and through proxies granted with specifi c instructions of the total number of votes cast during the fi nancial year 99.22 Name Role MARÍA LUISA GÓMEZ BRAVO Group Chief Financial Officer 21 / 49

ANNUAL CORPORATE GOVERNANCE REPORT
OF LISTED COMPANIES

C.1.29 Is the secretary of the board a Director?

[ ] Yes
[√] No

If the secretary is not a Director, complete the following table:

Name or corporate name of the secretary	Representative
DOMINGO ARMENGOL CALVO	

C.1.31 Indicate whether the company has changed its external auditor during the financial year. If so, identify the incoming and outgoing auditors:

[ ] Yes
[√] No

If there were any disagreements with the outgoing auditor, explain these disagreements:

[ ] Yes
[√] No

C.1.32 Indicate whether the auditing firm does any other work for the company and/or its group other than audit work. If so, state the amount of fees received for such work and the percentage that the aforementioned amount represents of the total fees billed to the company and/or its group for audit work:

[√] Yes
[ ] No

	Company	Group companies	Total
Amount of non-audit work (thousands of euros)	305	1,378	1,683
Amount of non-audit work/total amount billed by the auditing firm (%)	1.74	8.11	4.87

C.1.33 Indicate whether the audit report on the annual financial statements for the previous financial year contained qualifications. If so, indicate the reasons given by the chair of the audit committee to the shareholders at the General Meeting to explain the content and scope of such qualifications.

[ ] Yes
[√] No

22 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES C.1.34 Indicate the number of consecutive financial years during which the current auditing firm has been auditing the individual and/or consolidated annual financial statements of the company. Likewise, indicate the total number of financial years audited by the current auditing firm as a percentage of the total number of years in which the annual financial statements have been audited: C.1.35 Indicate whether there is a procedure in place (and provide details, where applicable) whereby Directors are provided with the information they need with sufficient time to be able to prepare for meetings of the management bodies: [ â^š ] Yes [ ] No Under this model, and as set forth in article 5 of the Regulations of the Board of Directors, the directors have, prior to the meetings, all the information they need to form an opinion with respect to the matters within the remit of the corporate bodies, and may ask for any additional information and advice required to perform their duties. They may also ask the Board of Directors for external expert help for any matters put to their consideration whose special complexity or importance so requires. These rights will be exercised through the Chair or Secretary of the Board of Directors, who will attend to requests by providing the information directly or by establishing suitable arrangements within the organization for this purpose, unless a specific procedure has been established in the regulations governing the Board of Directors’ committees. Furthermore, as set forth in article 28 of the Regulations of the Board of Directors, the directors will be provided with such information or clarifications as deemed necessary or appropriate with regard to the matters to be discussed at the meeting, either before or after the meetings are held. Thus, prior to such meetings, information is made available to the Bank’s corporate bodies via an online system, to which all members of the Board have access. C.1.39 Identify, on an individual basis when referring to Directors and in the aggregate for all other cases, and indicate in detail, any agreements between the company and its Directors, managers or employees that provide for severance pay (guarantee or golden parachute clauses) in the event such persons resign or are wrongfully dismissed or if the contractual relationship comes to an end owing to a public takeover bid or other type of transaction. Individual Consolidated Number of consecutive fi nancial years 3 3 Individual Consolidated Number of fi nancial years audited by the current auditing fi rm/ number of fi nancial years the company or its group have been audited (%) 12.50 12.50 Details of the procedure Number of benefi ciaries 50 Benefi ciary type Description of the agreement 50 managers and employees The Bank has no severance payment commitments to directors. As at December 31, 2024, a total of 50 management positions and employees are entitled, pursuant to the provisions of their contracts, to a severance payment in the event of termination other than by their own choice, retirement, disability or serious dereliction of their duties, the amount of which will be calculated taking into account the employee’s remuneration and tenure, and which in no case will be paid in the event of disciplinary dismissal by decision of the employer based on a serious dereliction of duties by the employee. 23 / 49

CNMV
COMISIÓN NACIONAL DEL MERCADO DE VALORES
ANNUAL CORPORATE GOVERNANCE REPORT
OF LISTED COMPANIES

Indicate whether, in addition to the circumstances provided for by law, these contracts are required to be communicated to and/or approved by bodies of the company or its group. If so, specify the procedures, the circumstances provided for and the nature of the bodies responsible for such approval or communication:

	Board of Directors	General meeting
Body that authorises the clauses	√	

	Yes	No
Is the general meeting informed about these clauses?	√	

C.2. Committees of the board of Directors

C.2.1 Detail all of the committees of the board of Directors, their members and the proportion of executive, proprietary, independent and other external Directors sitting thereon:

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE		
Name	Role	Type
JOSÉ MIGUEL ANDRÉS TORRECILLAS	CHAIR	Independent
JAIME FÉLIX CARUANA LACORTE	MEMBER	Independent
RAÚL CATARINO GALAMBA DE OLIVEIRA	MEMBER	Independent
BELÉN GARIJO LÓPEZ	MEMBER	Other external
CRISTINA DE PARIAS HALCÓN	MEMBER	Other external

% of executive Directors	0.00
% of proprietary Directors	0.00
% of independent Directors	60.00
% of other external Directors	40.00

REMUNERATION COMMITTEE		
Name	Role	Type
ANA LEONOR REVENGA SHANKLIN	CHAIR	Independent
LOURDES MÁIZ CARRO	MEMBER	Independent
ANA CRISTINA PERALTA MORENO	MEMBER	Independent
CARLOS VICENTE SALAZAR LOMELÍN	MEMBER	Other external
JAN PAUL MARIE FRANCIS VERPLANCKE	MEMBER	Independent

% of executive Directors	0.00
% of proprietary Directors	0.00

24 / 49

CNMV COMISIÓN NACIONAL DEL MERCADO DE VALORES

ANNUAL CORPORATE GOVERNANCE REPORT
OF LISTED COMPANIES

% of independent Directors	80.00
% of other external Directors	20.00

RISK AND COMPLIANCE COMMITTEE		
Name	Role	Type
RAÚL CATARINO GALAMBA DE OLIVEIRA	CHAIR	Independent
JAIME FÉLIX CARUANA LACORTE	MEMBER	Independent
ANA LEONOR REVENGA SHANKLIN	MEMBER	Independent
SONIA DULA	MEMBER	Independent
ENRIQUE CASANUEVA NÁRDIZ	MEMBER	Independent

% of executive Directors	0.00
% of proprietary Directors	0.00
% of independent Directors	100.00
% of other external Directors	0.00

TECHNOLOGY AND CYBERSECURITY COMMITTEE		
Name	Role	Type
CARLOS TORRES VILA	CHAIR	Executive
RAÚL CATARINO GALAMBA DE OLIVEIRA	MEMBER	Independent
CRISTINA DE PARIAS HALCÓN	MEMBER	Other external
ANA LEONOR REVENGA SHANKLIN	MEMBER	Independent
JAN PAUL MARIE FRANCIS VERPLANCKE	MEMBER	Independent

% of executive Directors	20.00
% of proprietary Directors	0.00
% of independent Directors	60.00
% of other external Directors	20.00

EXECUTIVE COMMITTEE		
Name	Role	Type
CARLOS TORRES VILA	CHAIR	Executive
ONUR GENÇ	MEMBER	Executive
JOSÉ MIGUEL ANDRÉS TORRECILLAS	MEMBER	Independent
JAIME FÉLIX CARUANA LACORTE	MEMBER	Independent
BELÉN GARIJO LÓPEZ	MEMBER	Other external

25 / 49

ANNUAL CORPORATE GOVERNANCE REPORT
OF LISTED COMPANIES

% of executive Directors	40.00
% of proprietary Directors	0.00
% of independent Directors	40.00
% of other external Directors	20.00

AUDIT COMMITTEE		
Name	Role	Type
JOSÉ MIGUEL ANDRÉS TORRECILLAS	CHAIR	Independent
ENRIQUE CASANUEVA NÁRDIZ	MEMBER	Independent
SONIA DULA	MEMBER	Independent
CONNIE HEDEGAARD KOKSBANG	MEMBER	Independent
LOURDES MÁIZ CARRO	MEMBER	Independent
ANA CRISTINA PERALTA MORENO	MEMBER	Independent

% of executive Directors	0.00
% of proprietary Directors	0.00
% of independent Directors	100.00
% of other external Directors	0.00

Identify the Directors who are members of the audit committee and have been appointed on the basis of their knowledge and experience of accounting, auditing or both, and specify the date on which the chair of this committee was appointed to the position.

Names of the Directors with experience	JOSÉ MIGUEL ANDRÉS TORRECILLAS / SONIA DULA / LOURDES MÁIZ CARRO / ANA CRISTINA PERALTA MORENO
Date of appointment of the chair to the position	26/04/2023

26 / 49

ANNUAL CORPORATE GOVERNANCE REPORT
OF LISTED COMPANIES

C.2.2 Fill in the following table with information on the number of female Directors sitting on the committees of the board of Directors as of the end of the last four financial years:

	Number of female Directors							
	Financial year 2024		Financial year 2023		Financial year 2022		Financial year 2021	
	Number	%	Number	%	Number	%	Number	%
APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE	2	40.00	1	20.00	2	40.00	2	40.00
REMUNERATION COMMITTEE	3	60.00	4	66.66	3	60.00	3	60.00
RISK AND COMPLIANCE COMMITTEE	2	40.00	2	40.00	2	40.00	2	40.00
TECHNOLOGY & CYBERSECURITY COMMITTEE	2	40.00	1	20.00	1	20.00	0	0.00
EXECUTIVE COMMITTEE	1	20.00	1	16.66	1	16.66	1	16.66
AUDIT COMMITTEE	4	66.66	4	66.66	3	60.00	3	60.00

27 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES D. RELATED-PARTY TRANSACTIONS AND INTRA-GROUP TRANSACTIONS D.2. Individually detail transactions that are significant due to their amount or content entered into between the company or its subsidiaries and shareholders holding 10% or more of the voting rights or represented on the board of Directors of the company, and indicate the competent body for the approval thereof and whether any affected shareholder or Director abstained from voting thereon. If the board is the competent body, indicate whether the proposed resolution was approved by the board without a majority of the independent Directors having voted against such proposal: D.3. Individually detail transactions that are significant due to their amount or content entered into between the company or its subsidiaries and Directors or executives of the company, including transactions entered into with entities controlled or jointly controlled by the Director or executive, and indicate the competent body for the approval thereof and whether any affected shareholder or Director abstained from voting thereon. If the board is the competent body, indicate whether the proposed resolution was approved by the board without a majority of the independent directors having voted against such proposal: Name or corporate name of the shareholder or any of its subsidiaries % shareholding Name or corporate name of the company or subsidiary Amount (thousand s of euros) Approving body Name of any abstaining signifi cant shareholders or Directors The proposal to the general meeting, where applicable, has been approved by the board without a majority of the independent Directors having voted against the same. No data Name or corporate name of the shareholder or any of its subsidiaries Nature of the transaction Type of transaction and other information required to evaluate the same No data 28 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES Name or corporate name of the Directors or executives or of the entities under their control or joint control Name or corporate name of the company or subsidiary Relationship Amount (thousands of euros) Approving body Name of any abstaining signifi cant shareholders or Directors The proposal to the general meeting, where applicable, has been approved by the board without a majority of the independent Directors having voted against the same. No data Name or corporate name of the Directors or executives or of the entities under their control or joint control Nature of the transaction and other information required to evaluate the same No data D.4. Individually detail intra-group transactions that are significant due to their amount or content entered into between the company and its parent company or other entities belonging to the parent’s group, including subsidiaries of the listed company, except in cases in which no other related party of the listed company has an interest in such subsidiaries or where the subsidiaries are wholly owned, directly or indirectly, by the listed company. In any event, provide information regarding any intra-group transactions entered into with companies established in countries or territories considered to be tax havens. D.5. Individually detail transactions that are significant due to their amount or content entered into between the company or its subsidiaries with other parties considered to be related parties in accordance with the International Accounting Standards adopted by the EU that have not been listed in the previous categories. Corporate name of the group company Brief description of the transaction and other information required to evaluate the same Amount (EUR thousand) BBVA Global Finance LTD. Current account deposits 4,212 BBVA Global Finance LTD. Time deposits 6,545 BBVA Global Finance LTD. Subordinated liabilities linked to the issue 192,298 29 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES Corporate name of the related party Brief description of the transaction and other information required to evaluate the same Amount (thousands of euros) No data G. EXTENT OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS Indicate the extent of the company’s compliance with the recommendations of the Good Governance Code of Listed Companies. If any recommendations are not being followed or are only being followed in part, a detailed explanation of the reasons for this must be provided so that shareholders, investors and the market in general have sufficient information to assess the actions of the company. General explanations will not be acceptable. 1. The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market. Compliant [ X ] Explain [ ] 2. Where the listed company is controlled by another entity within the meaning of Article 42 of the Spanish Commercial Code, whether listed or not, and has, directly or through its subsidiaries, business relations with said entity or one of its subsidiaries (other than those of the listed company) or engages in activities related to those of any one of them, it should publicly report accurately on: a) The respective areas of activity and potential business relations between the listed company or its subsidiaries and the parent company or its subsidiaries. b) The mechanisms in place to resolve possible conflicts of interest. Compliant [ ] Partially compliant [ ] Explain [ ] Not applicable [ X ] 3. During the annual general meeting, as a supplement to the information circulated in the annual corporate governance report, the chairman of the board of Directors should verbally inform shareholders in sufficient detail of the most relevant aspects of the company’s corporate governance, particularly: a) Changes that have occurred since the previous annual general meeting. b) The specific reasons for the company not following a given Corporate Governance Code recommendation, and any alternative rules applied in this regard. Compliant [ X ] Partially compliant [ ] Explain [ ] 30 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES 4. The company should establish and implement a policy of communication and contacts with shareholders and institutional investors within the framework of their involvement in the company, as well as with proxy advisers, that complies in full with market abuse regulations and accords equitable treatment to similarly situated shareholders. This policy should be disclosed on the company’s website, including information relating to how it has been put into practice and identifying the relevant actors or individuals responsible for the implementation thereof. And, without prejudice to the legal obligations regarding the disclosure of privileged information and other regulated information, the company also has a general policy regarding the communication of economic-financial, non-financial and corporate information through the channels it deems appropriate (media, social media, or other channels) to help maximise dissemination and the quality of information available to the market, investors and other stakeholders. Compliant [ X ] Partially compliant [ ] Explain [ ] 5. The board of Directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights in an amount exceeding 20% of capital at the time of such delegation. When a board of Directors approves the issuance of shares or convertible securities that exclude pre-emptive subscription rights, the company should immediately post the reports contemplated by commercial laws on its website regarding such exclusion. Compliant [ ] Partially compliant [ X ] Explain [ ] At the General Meeting held on March 18, 2022, under items four and five of the Agenda, the shareholders delegated to the Board of Directors the power to increase share capital and to issue convertible debentures, respectively, with a discretion to exclude, in whole or in part, the pre-emptive subscription rights of the shareholders in connection with any specific issuance using such authorities. This power to exclude pre-emptive subscription rights is limited in the aggregate of both authorities to 10% of BBVA’s share capital as at the time the resolutions were adopted. Also, at its meeting on April 20, 2021, the BBVA General Shareholders’ Meeting delegated to the Board of Directors the power to issue securities that are convertible into newly issued BBVA shares, the conversion of which is eventual and is foreseen to meet regulatory requirements concerning their eligibility as capital instruments and it also delegated the power to exclude, in whole or in part, the pre-emptive subscription right of shareholders within the context of a specific issuance, when required in the corporate interest and in compliance with the legal requirements and limitations applicable on each occasion, in which case limitation to 20% of the share capital shall not apply as the holdings of the shareholders would not be diluted. This is in accordance with the wording of the additional fifteenth provision of the Corporate Enterprises Act, which states that the 20% limit provided for in Article 511 shall not apply to this type of issuance. 6. Listed companies that prepare the reports listed below, whether on a mandatory or voluntary basis, should publish them on their website with sufficient time prior to the annual general meeting, even when such publication is not required: a) Report on auditor independence. b) Reports on the functioning of the audit committee and the appointments and remuneration committee. c) Audit committee report on related-party transactions. Compliant [ X ] Partially compliant [ ] Explain [ ] 31 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES 7. The company should broadcast its general shareholders’ meetings live on its website. And the company should have mechanisms that enable proxy voting, remote voting and, in the case of large cap companies and to the extent the same are proportional, attendance and active participation in the General Meeting. Compliant [ X ] Partially compliant [ ] Explain [ ] 8. The audit committee should ensure that the annual financial statements presented by the board of Directors to the general shareholders’ meeting are prepared in accordance with the accounting regulations. And in cases where the statutory auditor has included any qualifications in its audit report, the chair of the audit committee should clearly explain to the general meeting the opinion of the audit committee on the content and scope thereof, making a summary of this opinion available to shareholders at the time of publication of the calling of the meeting, together with the other proposals and reports of the board. Compliant [ X ] Partially compliant [ ] Explain [ ] 9. The company should disclose its requirements and procedures for demonstrating share ownership, the right to attend the general shareholders’ meeting and the exercise or delegation of voting rights, and display them permanently on its website. Such requirements and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner. Compliant [ X ] Partially compliant [ ] Explain [ ] 10. When an accredited shareholder exercises the right to supplement the agenda or submit new proposals prior to the general shareholders’ meeting, the company should: a) Immediately circulate the supplementary items and new proposals. b) Disclose the attendance card template and proxy appointment or remote voting form, duly modified to allow for voting on new agenda items and alternative proposals on the same terms as those submitted by the board of Directors. c) Put all these items or alternative proposals to a vote applying the same voting rules as for those submitted by the board of directors, with particular regard to presumptions or deductions about the direction of votes. d) After the general shareholders’ meeting, disclose the breakdown of votes on such supplementary items or alternative proposals. Compliant [ ] Partially compliant [ ] Explain [ ] Not applicable [ X ] 32 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES 11. In the event that the company plans to pay premiums for attendance at the general shareholders’ meeting, it should first establish a general, consistent policy regarding such premiums. Compliant [ ] Partially compliant [ ] Explain [ ] Not applicable [ X ] 12. The board of Directors should perform its functions with unity of purpose and independent judgement, according the same treatment to all similarly situated shareholders. It should be guided by the corporate interest, understood as the achievement of a profitable business that is sustainable in the long term and promotes the continuity thereof while maximising the economic value of the company. In furtherance of the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, customers and other stakeholders that may be affected, as applicable, as well as with the impact of its activities on the broader community and the natural environment. Compliant [ X ] Partially compliant [ ] Explain [ ] 13. The board of Directors should have an optimal size to promote its efficient functioning and maximise participation. The recommended range is accordingly between five and fifteen members. Compliant [ X ] Explain [ ] 14. The board of Directors should approve a policy aimed at favouring an appropriate composition of the board of Directors and that: a) Is concrete and verifiable. b) Ensures that proposals for appointment or re-election are based on a prior analysis of the needs of the board of Directors; and c) Favours a diversity of knowledge, experience, age and gender. To this end, measures that encourage the company to have a significant number of female senior managers are considered to favour gender diversity. The results of the prior analysis of the needs of the board of Directors should be contained in the supporting report from the appointments committee published upon the calling of the general shareholders’ meeting at which the ratification, appointment or re-election of each Director is to be submitted. The appointments committee should verify compliance with this policy on an annual basis and set out its findings in the annual corporate governance report. Compliant [ X ] Partially compliant [ ] Explain [ ] 33 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES 15. Proprietary and independent Directors should constitute an ample majority on the board of Directors, while the number of executive Directors should be the minimum necessary, bearing in mind the complexity of the corporate group and the percentage shares held by the executive Directors in the company’s capital. The number of female Directors should represent at least 40% of the members of the board of Directors before the end of 2022 and thereafter, representing no less than 30% prior to this. Compliant [ X ] Partially compliant [ ] Explain [ ] 16. The percentage of proprietary Directors out of all non-executive Directors should be no greater than the proportion of the ownership in the company represented by such Directors to the remainder of the company’s capital. This criterion may be relaxed: a) In large cap companies where few or no equity shares are considered by law to be significant shareholdings. b) In companies with a plurality of shareholders represented on the board of Directors but who are not otherwise related. Compliant [ X ] Explain [ ] 17. Independent Directors should represent at least half of all board members. However, when the company does not have a large market capitalisation, or when a large cap company has shareholders who, individually or together, control over 30% of the share capital, independent Directors should constitute at least a third of the total number of Directors. Compliant [ X ] Explain [ ] 18. Companies should disclose the following information regarding their Directors on their websites and keep it up to date: a) Background and professional experience. b) Directorships held in other companies, whether listed or not, and other paid activities in which they engage of whatever nature. c) Indication of the class of directors to which they belong, specifying, in the case of proprietary directors, the shareholder they represent or are related to. d) Date of their first appointment as a board member and subsequent re-elections. e) Shares they hold in the company, and any options over the same. Compliant [ X ] Partially compliant [ ] Explain [ ] 34 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES 19. Following verification by the Appointments Committee, the annual corporate governance report should disclose the reasons for the appointment of proprietary Directors at the behest of shareholders controlling less than 3% of capital, and explain any formal requests for a seat on the board that were denied where such requests came from shareholders whose interests in the company’s share capital were equal to or greater than those of others at whose behest proprietary Directors were appointed. Compliant [ ] Partially compliant [ ] Explain [ ] Not applicable [ X ] 20. Proprietary Directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their interests in the company to a point that requires a decrease in their number of proprietary Directors, the number of such Directors should be reduced accordingly. Compliant [ ] Partially compliant [ ] Explain [ ] Not applicable [ X ] 21. The board of Directors should not propose the removal of independent Directors before the expiry of their term as provided for in the bylaws except for just cause as determined by the board of Directors following a report from the appointments committee. In particular, just cause will be presumed when Directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation. The removal of independent Directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in the structure of the board of Directors are in furtherance of the principle of proportionality set out in recommendation 16. Compliant [ X ] Explain [ ] 35 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES 22. Companies should establish rules obliging Directors to report and, if applicable, resign in the event they are affected by circumstances that, whether or not related to their actions at the company itself, could harm the company’s standing and reputation, and, in particular, to inform the board of Directors of any criminal charges brought against them and the procedural developments thereof. And, having been informed or having otherwise become aware of any of the situations mentioned in the previous paragraph, the board should examine the situation as promptly as possible and, taking into account the specific circumstances, decide, following a report from the appointments and remuneration committee, whether or not to adopt any measures, such as opening an internal investigation, requesting the resignation of the Director or proposing their removal. This should be reported in the annual corporate governance report, unless special circumstances warrant otherwise, which must be recorded in the minutes. This is without prejudice to the information that the company is required to disseminate, if appropriate, at the time the corresponding measures are adopted. Compliant [ X ] Partially compliant [ ] Explain [ ] 23. Directors should express their clear opposition when they feel a proposal submitted to the board of Directors might damage the corporate interest. In particular, independent and other Directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation. When the board of Directors makes significant or repeated decisions with regard to which a Director has expressed serious reservations, the Director should draw the pertinent conclusions and, if they decide to resign, should set out their reasons in the letter referenced in the next recommendation. This recommendation also applies to the secretary of the board of Directors, even if the secretary is not a Director. Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ] 24. When, either due to resignation or following a resolution of the general meeting, a Director leaves their role prior to the end of their term, they should provide sufficient explanation for the resignation or, in the case of non-executive Directors, an opinion on the general meeting’s grounds for removal, in a letter to be sent to all board members. And, without prejudice to the inclusion of all of the foregoing in the annual corporate governance report, to the extent that it is relevant to investors, the company should make the departure public as soon as possible, including sufficient reference to the reasons or circumstances provided by the Director. Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ] 36 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES 25. The appointments committee should ensure that non-executive Directors have sufficient time available to fulfil their responsibilities effectively. The regulations of the board of Directors should establish the maximum number of company boards on which its Directors can serve. Compliant [ X ] Partially compliant [ ] Explain [ ] 26. The board of Directors should meet with the necessary frequency to properly perform its functions, eight times a year at a minimum, in accordance with a calendar and agendas set at the start of the financial year to which each Director may propose the addition of initially unscheduled agenda items. Compliant [ X ] Partially compliant [ ] Explain [ ] 27. Director absences should be kept to a strict minimum and quantified in the annual corporate governance report. In the event of an absence, Directors should designate a proxy with instructions. Compliant [ X ] Partially compliant [ ] Explain [ ] 28. When Directors or the secretary express concerns about a proposal or, in the case of Directors, about the company’s performance, and such concerns are not resolved at the meeting, they should be recorded in the minutes if the person expressing them so requests. Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ] 29. The company should establish suitable channels for Directors to obtain the advice they need to carry out their duties, extending if necessary to external advisory services at the company’s expense. Compliant [ X ] Partially compliant [ ] Explain [ ] 30. Regardless of the knowledge Directors must possess to carry out their duties, companies should also offer Directors refresher courses when circumstances so advise. Compliant [ X ] Explain [ ] Not applicable [ ] 37 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES 31. The agendas of board meetings should clearly indicate on which points the board of Directors must arrive at a decision, so that Directors can study or gather together the information they need beforehand. For reasons of urgency, the chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, the inclusion thereof will require the express prior consent of a majority of the Directors present, which shall be duly recorded in the minutes. Compliant [ X ] Partially compliant [ ] Explain [ ] 32. Directors should be regularly informed of changes in share ownership and of the views of significant shareholders, investors and rating agencies on the company and its group. Compliant [ X ] Partially compliant [ ] Explain [ ] 33. The chairman, as the person charged with the efficient functioning of the board of Directors, in addition to performing the duties attributed thereto by law and the company’s bylaws, should prepare and submit to the board a schedule of meeting dates and agendas; organise and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive; exercise leadership of the board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues; and approve and review refresher courses for each Director, when circumstances so advise. Compliant [ X ] Partially compliant [ ] Explain [ ] 34. When there is a lead Director, the bylaws or the regulations of the board of Directors, in addition to the powers that correspond to him/her by law, shall grant him/her the following: chairing the board of Directors in the absence of the chairman and vice-chairmen, if any; reflecting the concerns of the non-executive Directors; maintaining contacts with investors and shareholders to ascertain their views in order to form an opinion on their concerns, particularly in relation to the company’s corporate governance; and coordinating the chairman’s succession plan. Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ] 35. The secretary of the board of Directors should strive to ensure that the board’s actions and decisions are informed by the governance recommendations in the Good Governance Code that are applicable to the company. Compliant [ X ] Explain [ ] 38 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES 36. The full board of Directors should conduct an annual evaluation, adopting, where necessary, an action plan to correct weaknesses detected in: a) The quality and efficiency of the board’s operation. b) The operation and composition of its committees. c) The diversity of board composition and skills. d) The performance of the chairman of the board of directors and the company’s chief executive. e) The performance and contribution of individual directors, with particular attention to the chairs of board committees. The evaluation of board committees should be based on reports they send the board of directors, while that of the board itself should be based on the report of the appointments committee. Every three years, the board of Directors should engage an external consultant to aid in the evaluation process, the independence of which should be verified by the appointments committee. Any business dealings that the consultant or members of its corporate group maintain with the company or members of its corporate group should be detailed in the annual corporate governance report. The process followed and areas evaluated should be detailed in the annual corporate governance report. Compliant [ X ] Partially Compliant [ ] Explain [ ] 37. When there is an executive committee, at least two non-executive Directors should be present thereon, at least one of whom should be independent, and its secretary should be the secretary of the board of Directors. Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ] 38. The board of Directors should be kept fully informed of the matters discussed and decisions made by the executive committee, and all board members should receive a copy of the committee’s minutes. Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ] 39. When appointing members of the audit committee, and particularly its chair, their knowledge and background in accounting, auditing and both financial and non-financial risk management should be taken into account. Compliant [ X ] Partially compliant [ ] Explain [ ] 39 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES 40. There should be a unit in charge of the internal audit function, under the supervision of the audit committee, to monitor the effectiveness of information and internal control systems. This unit should report functionally to the board’s non-executive chair or the chair of the audit committee. Compliant [ X ] Partially compliant [ ] Explain [ ] 41. The head of the unit tasked with the internal audit function should submit its annual work plan to the audit committee, for approval by the audit committee or the board, directly inform it of its implementation, including potential impact and scope limitations arising during deployment and the results and monitoring of its recommendations and submit an activity report to it at the end of each financial year. Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ] 40 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES 42. The audit committee should have the following functions over and above those conferred by law: 1. With respect to information and internal control systems: a) Monitor and evaluate the process of preparing and the integrity of financial and non-financial information, as well as the control and management systems for financial and non-financial risks related to the company and, where applicable, the group, including operational, technological, legal, social, environmental, political and reputational or corruption-related issues, reviewing compliance with regulatory requirements, proper delimitation of the consolidation perimeter and proper application of accounting criteria. b) Monitor the independence of the unit handling the internal audit function; propose the selection, appointment and dismissal of the head of the internal audit service; propose the service’s budget; approve or propose that the board approve its priorities and annual work plans, ensuring that its activity focuses primarily on significant risks (including reputational risks); receive regular reports on its activities; and verify that senior management is acting on the findings and recommendations of its reports. c) Establish and supervise a mechanism that allows employees and other persons related to the company, such as Directors, shareholders, suppliers, contractors and subcontractors, to communicate irregularities of potential importance, including financial and accounting irregularities, or those of any other nature, related to the company that they notice within the company or its group. This mechanism must ensure confidentiality and, in any case, provide for scenarios under which information can be passed on anonymously, safeguarding the rights of the reporting party and the subject of the report. d) Generally ensure that established internal control policies and systems are effectively implemented in practice. 2. With regard to the external auditor: a) Investigate the circumstances giving rise to the resignation of the external auditor, should this come about. b) Ensure that the remuneration of the external auditor does not compromise its quality or independence. c) Ensure that the company communicates any change in the external auditor through the CNMV, accompanied by a statement regarding any disagreements arising with the outgoing auditor and the reasons for the same. d) Ensure that the external auditor has a yearly meeting with the full board of directors to inform it of the work undertaken and developments in the company’s risk and accounting positions. e) Ensure that the company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence. Compliant [ ] Partially compliant [ X ] Explain [ ] 41 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES Given that BBVA is a credit institution, subject to sector regulations, it has a specific Board Committee regarding risks, the Risk and Compliance Committee, in accordance with the applicable sector regulations. Thus, certain functions included in this recommendation, in particular, in section 1.a) on the supervision of control and risk management systems; in section 1.c), on the supervision of a mechanism for the communication of irregularities of special significance; and in section 1.d), on the supervision of the application of internal control policies and systems, are attributed, in accordance with the provisions of the Board Regulations, to the Risk and Compliance Committee, currently composed exclusively of independent directors, including its Chair. Within the framework of BBVA’s Corporate Governance System, this Committee assists the Board in determining and monitoring the control and management policy for all the Group’s risks (financial and non-financial) that do not correspond to the other Board Committees, and also has other specialised Committees that assist the Board in other control functions in coordination with the Risk and Compliance Committee, such as those corresponding to internal financial control, which are the responsibility of the Audit Committee, those of technological risk, which are the responsibility of the Technology and Cybersecurity Committee, and those of business and reputational risk, which are the responsibility of the Executive Committee. In addition, the Risk and Compliance Committee assists the Board in supervising the reporting and internal control systems, the Regulation and Internal Control function (which includes, among other units, Compliance) and the implementation of risk and compliance cultures across the Group. Notwithstanding the above, the Audit Committee receives directly the reports that the internal and external auditors make on their activities related to the control and management of the Group’s financial and non-financial risks, within the framework of their responsibilities and in accordance with the coordination mechanism between Committees provided for in the Board Regulations, for the best performance of their duties. 43. The audit committee should be empowered to meet with any company employee or manager, even requesting that they appear without the presence of another manager. Compliant [ X ] Partially compliant [ ] Explain [ ] 44. The audit committee should be informed of any structural or corporate changes the company is planning, so the committee can analyse the transaction and report to the board of Directors beforehand on its economic terms and accounting impact and, in particular and when applicable, the proposed exchange ratio. Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ] 42 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES 45. The risk control and management policy should identify or determine at least: a) The different types of financial and non-financial risks the company is exposed to (including operational, technological, legal, social, environmental, political and reputational risks, including corruption-related risks), with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks. b) A risk control and management model based on different levels, including a specialised risk committee when sector regulations provide for this or the company deems it appropriate. c) The level of risk the company sees as acceptable. d) The measures in place to mitigate the impact of identified risks, should they materialise. e) The information and internal control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks. Compliant [ X ] Partially compliant [ ] Explain [ ] 46. Companies should establish an internal risk control and management function in the charge of one of the company’s internal departments or units and under the direct supervision of the audit committee or some other dedicated board committee. This function should be expressly charged with the following responsibilities: a) Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the company is exposed to are correctly identified, managed and quantified. b) Actively participate in the preparation of risk strategies and in key decisions regarding the management thereof. c) Ensure that risk control and management systems are mitigating risks effectively within the framework of the policy established by the board of Directors. Compliant [ X ] Partially compliant [ ] Explain [ ] 47. Members of the appointments and remuneration committee—or the appointments committee and the remuneration committee, if separately constituted—should have the right balance of knowledge, skills and experience for the duties they are called on to discharge. The majority of such members should be independent Directors. Compliant [ X ] Partially compliant [ ] Explain [ ] 48. Large cap companies should have separately constituted appointments and remuneration committees. Compliant [ X ] Explain [ ] Not applicable [ ] 43 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES 49. The appointments committee should consult with the chairman of the board of Directors and the company’s chief executive, especially on matters relating to executive Directors. When there are vacancies on the board, any of the Directors may request that the appointments committee consider potential candidates that they might find suitable. Compliant [ X ] Partially compliant [ ] Explain [ ] 50. The remuneration committee should operate independently and have the following functions in addition to those conferred by law: a) Propose to the board of directors the basic contractual conditions for senior managers. b) Monitor compliance with the remuneration policy set by the company. c) Periodically review the remuneration policy for Directors and senior managers, including share-based remuneration systems and their application, and ensure that their individual remuneration is proportionate to the amounts paid to other Directors and senior managers in the company. d) Ensure that potential conflicts of interest do not undermine the independence of any external advisory services rendered to the committee. e) Verify the information on Directors’ and senior managers’ remuneration contained in corporate documents, including the annual report on the remuneration of Directors. Compliant [ X ] Partially compliant [ ] Explain [ ] 51. The remuneration committee should consult with the company’s chairman and chief executive, especially on matters relating to executive Directors and senior managers. Compliant [ X ] Partially compliant [ ] Explain [ ] 44 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES 52. The rules regarding the composition and functioning of supervision and control committees should be set out in the regulations of the board of Directors and aligned with those imposed on committees by law as specified in the preceding recommendations, including that: a) Committees should be comprised exclusively of non-executive directors, with a majority of independent directors. b) They should be chaired by independent directors. c) The board of directors should appoint the members of such committees with regard to the knowledge, skills and experience of the directors on and remits of each committee; deliberate regarding their proposals and reports; and provide reports on their activities and work at the first board plenary following each committee meeting. d) They may engage external advisory services when they deem this to be necessary for the discharge of their functions. e) Minutes should be taken at all meetings and made available to all Directors. Compliant [ ] Partially compliant [ X ] Explain [ ] Not applicable [ ] Partial compliance indicated in connection with this recommendation given that the Technology and Cybersecurity Committee, which is a consultative Committee, established on a voluntary basis by the Bank and without executive functions, is made up of four non-executive members and chaired by an executive director. The remit of this Committee, which does not meet the attributes of a supervision and control committee, given its technical and support nature, as per its regulations, includes reporting, supervision, advice and proposal-making, with the purpose of aiding the Board of Directors in the best performance of its duties. In 2024, the Technology and Cybersecurity Committee performed the specific duties of assisting the Board in the monitoring of technology and cybersecurity risks assigned to it in its regulations, additionally and supplementing the monitoring of all BBVA Group financial and non-financial risks developed by the Risk and Compliance Committee, in support of the Board, which is justified by the particular and technical nature of technology and cybersecurity related matters. 53. Monitoring of compliance with the policies and regulations of the company in environmental, social and corporate governance matters, as well as with internal codes of conduct, should be assigned to one committee or entrusted to several committees of the board of Directors, which may be the audit committee, the appointments committee, a specialised sustainability or corporate social responsibility committee or another specialised committee that the board of Directors, in furtherance of its powers of self-organisation, may have chosen to create. And such a committee should be composed only of non-executive Directors, the majority being independent and specifically assigned the minimum duties set out in the following recommendation. Compliant [ X ] Partially compliant [ ] Explain [ ] To complement Recommendation 53, the oversight of the Bank’s compliance with policies and rules in the area of environmental, social and corporate governance, as well as internal codes of conduct, and other matters referred to in Recommendation 54, is attributed, in a coordinated fashion, to several Board Committees, depending on their respective remits. More specifically, these powers are attributed to the Appointments and Corporate Governance Committees, the Audit Committee and the Risk and Compliance Committee, all of which are composed exclusively of non-executive directors and include a significant number of independent directors. In accordance with their functions, the Appointments and Corporate Governance Committee periodically assesses and reviews BBVA’s Corporate Governance System; and the Audit Committee is responsible for overseeing the process of drawing up and presenting the related public information. Meanwhile, the Risk and Compliance Committee monitors the trend in all the Group’s financial and non-financial risks, which provides it with a global and complete vision of all risks, including those associated with sustainability (transition and climate change risk) and their integration into the Group’s risk analysis and management, included in the Group’s Risk Appetite Framework, in coordination with the rest of the Committees (through different reports and “cross” membership) to which, due to their expertise, the Board has assigned specific non-financial risk functions. Likewise, the Risk and Compliance Committee, in accordance with the functions ascribed to it in its Regulations, receives information on any non-compliances with applicable internal and external regulations and also examines the draft codes of ethics and conduct and their respective amendments. These functions are integrated in the activities carried out by the Board Committees during 2024. 45 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES 54. The minimum functions referred to in the above recommendation are as follows: a) Monitoring of compliance with corporate governance rules and internal company codes of conduct, ensuring the alignment of the corporate culture with its purpose and values. b) Monitoring the implementation of the general policy relating to the communication of economic-financial, non-financial and corporate information as well as communication with shareholders and investors, proxy advisers and other stakeholders. In addition, the way in which the entity communicates and engages with small and medium-sized shareholders will also be monitored. c) Periodic evaluation and review of the effectiveness of the company’s corporate governance system and its environmental and social policy with the aim of procuring that they fulfil their mission to promote the corporate interest and take account, as applicable, of the legitimate interests of the remaining stakeholders. d) Monitoring the company’s environmental and social practices to ensure their alignment with the established strategy and policy. e) Monitoring and evaluating the company’s interactions with its various stakeholder groups. Compliant [ X ] Partially compliant [ ] Explain [ ] 55. Environmental and social sustainability policies should identify and include at least: a) Principles, commitments, objectives and strategy in relation to shareholders, employees, customers, suppliers, social and environmental matters, diversity, tax liability, respect for human rights and the prevention of corruption and other illegal conduct. b) Methods and systems to monitor compliance with policies, associated risks and the management thereof. c) Mechanisms for monitoring non-financial risks, including those related to ethics and business conduct. d) Channels for stakeholder communication, participation and dialogue. e) Responsible communication practices that prevent the manipulation of information and protect honour and integrity. Compliant [ X ] Partially compliant [ ] Explain [ ] 56. Director remuneration should be sufficient to attract and retain individuals with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgement of non-executive directors. Compliant [ X ] Explain [ ] 46 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES 57. Variable remuneration linked to the company’s and the Director’s performance, the award of shares, options or any other right to acquire shares or instruments tied to the price of shares, and long-term savings schemes such as pension and retirement plans and other social pension systems should be limited to executive Directors. The company may consider the share-based remuneration of non-executive directors provided they retain such shares until they are no longer serving as directors. The foregoing condition will not apply to any shares that the director must dispose of to satisfy costs related to their acquisition. Compliant [ X ] Partially compliant [ ] Explain [ ] 58. In the case of variable remuneration, remuneration policies should include limits and technical safeguards to ensure that such remuneration reflects the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind. In particular, components of variable remuneration should: a) Be tied to predetermined and measurable performance criteria that factor in the risk assumed to obtain a given outcome. b) Promote the sustainability of the company and include non-financial criteria that are suited to the long-term creation of value, such as compliance with the company’s internal rules and procedures and its risk control and management policies. c) Be structured around achieving a balance between the fulfilment of short, medium and long-term objectives, such that performance-related pay rewards on-going achievement over a sufficient period of time to appreciate its contribution to the long-term creation of value and to ensure that performance is not measured based solely on one-off, occasional or extraordinary events. Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ] 59. The payment of variable remuneration components should be subject to sufficient verification that performance-related or other previously established conditions have been effectively fulfilled. The criteria in relation to the required timing and methods of such verification must be provided by the bodies in the annual report on the remuneration of directors, according to the nature and characteristics of each variable component. In addition, entities must evaluate whether to establish a reduction (‘malus’) arrangement based on the deferral, for a sufficient period, of the payment of a part of the variable components that entails the total or partial loss thereof in the event this is deemed advisable due to an event occurring prior to the time of payment. Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ] 47 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES 60. Remuneration tied to company results should take into account any qualifications stated in the external auditor’s report that reduce such results. Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ] 61. A significant percentage of executive directors’ variable remuneration should be tied to the award of shares or financial instruments whose value is linked to the share price. Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ] 62. Once the shares, options or financial instruments corresponding to the remuneration systems have been allocated, the executive directors may not transfer their ownership of or exercise them until a period of at least three years has elapsed. An exception to the above is made in the event that the director has, at the time of transfer or exercise, a net economic exposure to the change in the price of shares for a market value equal to at least twice their annual fixed remuneration through the ownership of shares, options or other financial instruments. The foregoing shall not apply to any shares that the Director needs to dispose of in order to cover the costs associated with the acquisition thereof or, subject to the approval of the appointments and remuneration committee, in the event of extraordinary situations that so require. Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ] 63. Contractual arrangements should include provisions that permit the company to request the reimbursement of variable remuneration components when the payment thereof was not in line with the conditions applicable to the director’s performance or was based on data subsequently found to be incorrect. Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ] 64. Resolution or termination payments should not exceed an amount equal to two years of the Director’s total annual remuneration and should not be paid until the company confirms that the Director has met the predetermined performance criteria or conditions established for the receipt thereof. For purposes of this recommendation, contractual resolution or termination payments shall include any credits whose accrual or payment obligation arises upon or as a consequence of the termination of the contractual relationship linking the Director with the company, including unvested amounts in long-term savings systems and amounts awarded in connection with post-contractual non-compete agreements. Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ] 48 / 49

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES As a complement to Recommendation 64, it should be noted that, in accordance with the provisions of the BBVA Directors’ Remuneration Policy, approved at the 2023 Annual General Meeting, the Bank has no commitments to pay indemnities to executive directors. As set out in the above-mentioned Remuneration Policy, the contractual framework defined for the executive dDirectors establishes a post-contractual non-competition clause for executive directors, effective for a duration of two years after they leave their role as BBVA executive directors, provided that they do not leave due to retirement, disability or serious dereliction of duties. In compensation for this arrangement, the executive directors will receive from the Bank a remuneration in a total amount equivalent to one fixed annual remuneration for each year of duration, which will be paid on a monthly basis during the two-year term of the non-compete arrangement. Furthermore, as described in section 8 above, the Bank has assumed pension commitments with the Chair to cover the contingencies of retirement, disability or death, under the terms set out in the BBVA Directors’ Remuneration Policy. In the case of the commitment to cover the retirement contingency, the scheme operates under a defined contribution system, for which the annual contributions to be made are fixed in advance. By virtue of this commitment, the Chair is entitled to receive a retirement benefit, when he reaches the legally established age, which will be the result of the sum of the contributions made by the Bank and their corresponding yields up to that date, provided that he is not terminated due to a serious breach of his duties. There is no provision for the possibility of receiving an early retirement pension. They do not provide for the possibility of receiving the retirement pension in advance. . Indicate whether any directors voted against or abstained from voting on the approval of this report. [ ] Yes [ â^š ] No I declare that the data included in this statistical annex coincide and are consistent with the descriptions and data included in the annual corporate governance report published by the company. 49 / 49

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 14, 2025
By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo

Title: Corporate Secretary and Secretary of the Board of Directors